As filed with the Securities and Exchange Commission on May 13, 2008
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GLOBAL WATER RESOURCES, INC.*
(Exact name of registrant as specified in its charter)

Delaware	4941	20-2545412
(State or other jurisdiction of Incorporation of organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

21410 N. 19th Avenue
Suite 201
Phoenix, AZ 85027
(623) 580-9600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Trevor T. Hill
Global Water Resources, Inc.
21410 N. 19th Avenue
Suite 201
Phoenix, AZ 85027
(623) 580-9600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

G. William Speer, Esq. William B. Shearer, Jr., Esq. Powell Goldstein LLP One Atlantic Center, 14th Floor 1201 W. Peachtree Street, N.W. Atlanta, GA 30309 (404) 572-6600	Michael Wager, Esq. Christopher A. Van Tuyl, Esq. Squire, Sanders & Dempsey LLP 4900 Key Tower 127 Public Square Cleveland, OH 44114 (216) 479-8500

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering	Aggregate	Amount of
Securities to be Registered	Registered	Price Per Share(1)	Offering Price(2)	Registration Fee
Common Stock, $0.01 par value			$50,000,000	$1,965

(1)	Estimated solely for the purpose of computing the amount of the registration fee, in accordance with Rule 457(o) under the Securities Act of 1933.

(2)	Includes offering price of shares that the underwriter has the option to purchase to cover over-allotments, if any.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

*	The Registrant was incorporated on May 2, 2008 and will consummate a reorganization immediately prior to the effectiveness of this Registration Statement. Accordingly, the Registrant has no historical operations, assets or financial results on an independent basis. The information reported in the enclosed Prospectus assumes the completion of the Reorganization unless otherwise noted therein. See “The Reorganization.”

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED          , 2008

PRELIMINARY PROSPECTUS

           Shares

Common Stock

We are offering           shares of common stock with this prospectus.

This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $      and $      per share.

We have applied to list our common stock on the Nasdaq Global Select Market under the symbol “GWRI”.

We have granted the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to           additional shares of common stock upon the same terms and conditions as the shares offered by this prospectus to cover over-allotments, if any.

Investing in our shares of common stock involves risks. See “Risk Factors” beginning on page 7 of this prospectus.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to Global Water Resources, Inc.	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Janney Montgomery Scott LLC, on behalf of the underwriters, expects to deliver the shares on or about          , 2008.

JANNEY MONTGOMERY SCOTT LLC

The date of this prospectus is          , 2008.

Prospectus Summary	1
Risk Factors	7
Forward-Looking Statements	23
Cautionary Note	23
Industry and Market Data	23
The Reorganization	24
Use of Proceeds	27
Dividend Policy	27
Capitalization	27
Dilution	29
Selected Historical Combined Consolidated Financial Data	30
Management’s Discussion and Analysis of Financial Condition and Results of Operations	32
Business	50
Management	74
Certain Relationships and Related Party Transactions	83
Principal Stockholders	84
Description of Capital Stock	85
Shares Eligible for Future Sale	87
Underwriting	88
Legal Matters	91
Experts	91
Where You Can Find Additional Information	92
Index to Combined Consolidated Financial Statements	F-1
EX-2.1
EX-2.2
EX-2.3
EX-2.4
EX-2.5
EX-2.6
EX-2.7
EX-2.8
EX-2.9
EX-2.10
EX-3.1
EX-4.2
EX-4.3
EX-10.5.1
EX-10.7
EX-10.23
EX-10.24
EX-10.26
EX-10.27
EX-10.28
EX-10.29
EX-10.30
EX-10.31
EX-10.32
EX-10.33
EX-10.34
EX-10.35
EX-21.1
EX-23.1

Through and including          , 2008 (the 25th day after the date of this prospectus), all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

This summary highlights key aspects of our business and our offering of common stock that are described more fully elsewhere in this prospectus. This summary does not contain all of the information that you should consider before making an investment decision. You should read the entire prospectus carefully, including the Risk Factors beginning on page 7 and our financial statements and related notes beginning on page F-3, before making an investment decision.

Unless the context otherwise requires, the information set forth in this Prospectus gives effect to the proposed transactions (the “Reorganization”) described herein under “The Reorganization,” and the terms “Company,” “we” and “our” refers to Global Water Resources, Inc. and to Global Water Resources, LLC and its subsidiaries after giving effect to the Reorganization. Unless otherwise indicated, the information set forth in this Prospectus does not give effect to the exercise of the Underwriters’ over-allotment option.

Our Company

We are a water resource management company that provides water, wastewater and recycled water utility services. Recycled water is highly treated and purified wastewater that is distributed throughout the communities we serve for a variety of non-potable uses through a separate distribution system of purple pipes. We call our integrated approach “Total Water Management,” or “TWM,” a term which we use to mean managing the entire water cycle, both to conserve water and to maximize its total economic value. Our application of TWM has proven to be effective as a means of water scarcity management that promotes sustainable communities in areas where management expects growth to outpace existing potable water supply.

We currently own and operate 16 water and wastewater utilities in strategically targeted communities in metropolitan Phoenix, Arizona. We have grown significantly since our formation in 2003, with total revenues increasing from $4.9 million to $25.8 million from 2004 to 2007, and service connections increasing from 8,145 to 38,682 from December 31, 2004 to December 31, 2007, with the potential capacity in our planning areas to serve approximately two million service connections in the future.

Our TWM model focuses on the broad issues of water supply and scarcity and applies principles of water conservation through water reclamation and reuse. Its basic premise is that our water supply is limited but renewable, and should be managed to ensure that development is sustainable in the face of water scarcity. Key elements of TWM include:

•	planning regional integrated water and wastewater facilities;

•	stretching a limited resource by deploying the appropriate water for the appropriate use;

•	integrating water, wastewater and recycled water treatment and delivery of recycled water through a separate distribution system of purple pipes;

•	gaining market and regulatory acceptance of broader utilization of recycled water; and

•	combining proven technologies with a water scarcity management platform that provides a socially responsible approach to sustainable community growth.

In addition to providing regulated water, wastewater and recycled water services, we engage in activities that generate additional revenue, including financing agreements with developers and builders, the creation and resale of stored water credits and provision of back-office billing and laboratory services to third parties. In the future, we may also provide water transmission pipeline services to communities that are importing water to fulfill their water supply needs.

Our Growth Strategy

Our objective is to become the largest investor-owned operator of integrated water utilities in areas of the arid western U.S. where water scarcity management is necessary for long-term economic sustainability and growth.

Our growth strategy involves the following elements:

•	acquiring or forming utilities in the path of prospective population growth;

•	expanding our service areas geographically and organically growing our customer base;

•	deploying our TWM approach into these utilities and service areas;

•	structuring and operating related unregulated businesses; and

•	replicating our business model in areas of water scarcity.

We believe this plan can be executed in our current service areas as well as in other geographic areas where water scarcity management is necessary to support long-term growth and in which regulatory authorities recognize the need for water conservation through water recycling.

Our Strengths

Well Positioned for Long-Term Growth.  We have acquired or formed 16 regulated water and wastewater utilities and increased our total service area from 18 square miles at December 31, 2004 to more than 375 square miles at December 31, 2007. These service areas include large, undeveloped service territories that provide for predictable and significant organic growth for the foreseeable future. Additionally, our planning areas have the potential capacity to serve approximately two million service connections in the future.

Demonstrated Ability to Align Green and Socially Responsible Practices into our Profitable Growth Company.  We have developed a profitable model that allows us to employ resource conservation. We have integrated smart technologies into a water scarcity management platform that provides a socially responsible approach to sustainable community growth. Our model improves operating efficiencies while also leveraging the increased value of recycled water as an emerging renewable resource.

Replicable Total Water Management Business Model.  Our business model is highly replicable and we have demonstrated this successfully in Arizona. Specifically, our West Valley operations are modeled after and built on the successes we achieved in our Maricopa-Casa Grande planning area. Our model is effective in any high growth region of current or future water scarcity. We are currently in the process of expanding into Idaho and Nevada, demonstrating that there is demand for our TWM-based platform beyond Arizona.

Entrepreneurial, Innovative Management Approach.  In contrast to the traditional water utility model built exclusively on rate base and volume accretion, our management team has an entrepreneurial focus emphasizing growth and efficiency. Underpinning this entrepreneurial approach, we have significant regulatory and permitting experience in our industry and in the regions that we serve. Our management team also has a record of success in acquiring accretive utilities, integrating these companies and managing infrastructure deployment in periods of high growth.

Company Information

We were organized as a Delaware limited liability company on September 24, 2003. Immediately prior to the consummation of this offering, we will be reorganized as a Delaware corporation, as described under “The Reorganization.” Our principal executive offices are located at 21410 N. 19th Avenue, Suite 201, Phoenix, Arizona 85027, and our telephone number is (623) 580-9600. Our website address is www.gwresources.com. The information on our website is not part of this prospectus.

You should carefully consider the information contained in the “Risk Factors” section of this prospectus beginning on page 7 before you decide to purchase our common stock.

The Offering

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	To repay $ of outstanding indebtedness, fund approximately $ of capital expenditures, finance potential future acquisitions and for general corporate purposes.

Nasdaq Global Select Market symbol	GWRI

Dividend policy	We intend to pay only nominal cash dividends on our common stock in the foreseeable future, as we intend to apply most of our earnings to working capital in order to finance our growth and support our operations. Any future determination relating to our dividend policy will be subject to the discretion of our board of directors and will depend on many factors, including our financial condition, results of operations, capital and liquidity requirements, legal and regulatory requirements and other factors our board of directors deems relevant. See “Dividend Policy.”

At our request, the underwriters have reserved up to     % of the offered shares for sale at the initial public offering price through a directed share program to our directors, officers, employees or other persons associated with us. The number of shares of common stock available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares of common stock offered.

The number of shares of common stock that will be outstanding upon completion of this offering is based on shares outstanding as of          , 2008. This number excludes           shares of our common stock reserved for possible issuance under our 2008 Long-Term Incentive Plan.

Except as otherwise indicated, information in this prospectus assumes:

•	the completion of the Reorganization described beginning on page 24; and

•	no exercise by the underwriters of the over-allotment option to purchase additional shares of common stock in this offering.

Summary Historical and Unaudited Pro Forma Condensed Financial Statements

The following table provides a summary of our historical combined consolidated financial information at the dates and for the periods indicated. The historical data as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005 has been derived from our audited historical combined consolidated financial statements and the notes to those statements included elsewhere in this prospectus. Because the Reorganization will be consummated immediately prior to the effectiveness of this offering, we are presenting the historical financial data for Global Water Resources, LLC, including its subsidiaries, and Global Water Management, LLC on a combined basis for all periods presented.

The summary unaudited pro forma combined consolidated financial statements have been derived from our audited historical combined consolidated financial statements and adjusted as described below. The summary unaudited pro forma combined consolidated financial statements have been prepared to give effect to the following transactions as if they had occurred on January 1, 2007, in the case of the summary condensed unaudited pro forma statement of operations, and as if they had occurred on December 31, 2007, in the case of the summary condensed unaudited pro forma balance sheet:

•	the Reorganization;

•	the incurrence by Global Water Resources, LLC of $26.0 million of additional indebtedness under its current revolving credit facility; and

•	the application of the proceeds of such additional indebtedness to the redemption by Global Water Resources, LLC of its outstanding preferred equity interests and to the redemption by Global Water Management, LLC of its outstanding preferred equity interests.

The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The summary unaudited pro forma combined consolidated financial data is for informational purposes only and does not purport to represent what our results of operations or financial position actually would have been if the transactions described above had occurred at any date, and such data does not purport to project the results of operations for any future period.

Our historical combined consolidated financial data is not necessarily indicative of our future performance or what our financial position and results of operations would have been if we had operated as a taxable corporation or engaged in the other transactions reflected in the summary unaudited pro forma financial data table during the periods shown. Because the data in this table is only a summary and does not provide all of the data contained in our financial statements, the information should be read in conjunction with “Use of Proceeds,” “Capitalization,” “Selected Historical Combined Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes thereto appearing elsewhere in this prospectus.

	For the Years Ended December 31,
	2005	2006	2007	2007	2007
				Pro Forma	Pro
	Historical			Adjustments(1)	Forma
	(In thousands)

Condensed statement of income:
Operating revenues	$12,943	$20,849	$25,809	$—	$25,809
Operating expenses
Operations and maintenance	792	1,467	2,637	—	2,637
General and administrative	3,413	6,754	9,974	—	9,974
Depreciation and amortization	3,338	5,601	8,613	—	8,613

Total operating expenses	7,543	13,822	21,224	—	21,224

Operating income	5,400	7,027	4,585	—	4,585

Other income (expense)
Interest income	2	32	380	—	380
Interest expense	(7)	(1,448)	(4,329)	(1,769)	(6,098)
Other, net	19	(34)	(31)	—	(31)

Total other income (expense)	14	(1,450)	(3,980)	(1,769)	(5,749)

Income (loss) from continuing operations before income taxes	5,414	5,577	605	(1,769)	(1,164)

Income tax expense (benefit)	—	(740)	(1,404)	1,008	(396)

Income (loss) from continuing operations	$5,414	$6,317	$2,009	$(2,777)	$(768)

Pro forma earnings per share

(1)	The pro forma 2007 financial statements have been adjusted to reflect the additional interest expense for an increase in our bank loan, calculated at an average rate of 6.8%, to redeem $26.0 million of our preferred equity interests, and the income tax expense that would have been incurred at statutory rates had we been taxed as a corporation throughout 2007.

	As of December 31,
	2006	2007	2007	2007
			Pro Forma
	Historical		Adjustments(2)	Pro Forma
	(In thousands)

Condensed balance sheet data:
Property, plant and equipment net of depreciation	$172,749	$230,232	$—	$230,232
Current assets	3,825	5,504	—	5,504
Goodwill	45,809	45,809	—	45,809
Other intangible assets — net	36,643	33,623	—	33,623
Other assets	6,285	12,897	—	12,897

Total assets	265,311	328,065	—	328,065
Current liabilities	39,879	29,388	—	30,929
Bonds payable	36,495	90,115	—	90,115
Bank loans payable	24,088	38,042	26,015	64,057
Deferred revenue and prepaid ICFA fees	40,582	39,235	—	39,235
Advances in aid of construction	51,064	69,405	—	69,405
Acquisition liability	44,453	42,503	—	40,962
Other liabilities	9,850	7,962	—	7,962

Total liabilities	246,411	316,650	26,015	342,664

Members’ equity	18,900	11,415	(26,015)	(14,600)

(2)	In connection with the financing, we will redeem $26.0 million of our contributed capital through the redemption of all outstanding preferred equity interests of Global Water Resources, LLC and Global Water Management, LLC.

RISK FACTORS

An investment in our common stock involves risk. Before you decide to purchase our common stock, you should carefully consider these risk factors together with all of the other information included in this prospectus, including the information contained in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined consolidated financial statements included elsewhere in this prospectus and the notes thereto. If any of the following risks actually occurs, our profitability, results of operations, liquidity and cash flows could be adversely affected, which in turn could adversely affect the value of our common stock.

Risks Related to Our Business

Our growth depends significantly on increased residential and commercial development in our service areas.

Our revenue growth depends on population growth and successful residential and commercial development within our service areas. Real estate development is a cyclical industry and the growth rate of development, especially residential development, during 2006 and 2007, both nationally and in Arizona, has been significantly below the rates for recent prior years. According to Arizona State University Realty Studies, residential building permits in Arizona’s Maricopa and Pinal Counties decreased by 17% and 28%, respectively, from 2006 to 2007.

Sales of single family residences are affected by national and regional economic factors, including:

•	interest rates and general levels of economic output;

•	levels of activity in the local real estate market;

•	the state of domestic credit markets, mortgage standards and availability of credit;

•	competition from other builders and other projects in the area and other states;

•	costs and availability of labor and materials;

•	government regulations affecting land development, homebuilding and mortgage financing;

•	increased commute times and fuel costs that may affect the desirability of outlying suburbs; and

•	environmental issues.

A deepened or prolonged slowdown of the development process and growth rate within the various developments in our service areas could materially and adversely affect the growth of our customer base and revenues.

Development in our service areas is also contingent upon construction or acquisition of major public improvements such as arterial streets, drainage facilities, telephone and electrical facilities, recreational facilities, street lighting and local in-tract improvements such as site grading. Many of these improvements are built by municipalities with public financing, and municipal resources and access to capital may not be sufficient to support development in areas of rapid population growth. If municipalities, developers, builders or homeowners are unable, financially or otherwise, to make the improvements necessary to complete new residential or commercial developments, our potential revenue growth from new water and wastewater connections within such developments would be reduced.

We may have difficulty accomplishing our growth strategy within and outside of our current service areas.

Our ability to expand our business, both within our current service areas and into new areas, involves significant risks, including, but not limited to:

•	not receiving or maintaining necessary regulatory permits, licenses and approvals;

•	downturns in economic or population growth and development in our service areas;

•	risks related to planning and commencing new operations, including inaccurate assessment of the demand for water, engineering and construction difficulties and inability to begin operations as scheduled;

•	droughts or water shortages that could increase water conservation efforts to a point that materially reduces our consumption-based revenue;

•	regulatory restrictions or other factors that could adversely affect our access to sources of water supply;

•	our potential inability to identify suitable acquisition opportunities or to form the relationships with developers and municipalities necessary to form strategic partnerships; and

•	barriers to entry presented by existing water utilities in prospective service areas.

If we are unable to execute our growth strategy effectively, we will need to rely more heavily on regulatory rate increases to increase our revenue.

Any pending or future acquisitions we decide to undertake involve risks.

An important element of our growth strategy is the acquisition or development of other water and wastewater utilities. The negotiation of potential acquisitions and development of new projects could require us to incur significant costs and expose us to significant risks, including:

•	risks relating to the condition of assets acquired;

•	operating risks, including equipment, technology and supply problems, regulatory requirements and approvals necessary for acquisitions;

•	risks that potential acquisitions may require the disproportionate attention of our senior management, which could distract them from the management of our existing business; and

•	risks related to our ability to retain experienced personnel of the acquired company.

These issues could have a material adverse effect on our business and our ability to finance our operations. The businesses and other assets we acquire in the future may not achieve sufficient revenue or profitability to justify our investment, and any difficulties we encounter in the integration process could interfere with our operations and reduce operating margins. Acquisitions could also result in dilutive issuance of our equity securities, incurrence of debt and contingent liabilities, fluctuations in quarterly results and acquisition-related expenses.

If we do not manage our anticipated growth effectively, we may not be able to develop or implement the infrastructure necessary to support our operations and could suffer a loss of profitability.

We have a limited operating history. Since our formation in 2003, we have grown rapidly, with our total revenues increasing from $4.9 million in 2004 to $25.8 million in 2007, and service connections increasing from 8,145 as of December 31, 2004 to 38,682 as of December 31, 2007. We have also expanded geographically, from 18 square miles of planning areas at December 31, 2004 to more than 375 square miles at December 31, 2007. Our growth has been driven principally by acquisitions and by organic growth resulting from increased development and service connections within our existing service areas.

Although we may not be able to achieve similar growth or grow at all, in future periods, we expect to continue to expand significantly our facilities, infrastructure, research and development, marketing, testing, management and administrative operations as well as our financial and accounting controls. This expansion has placed, and will continue to place, strain on our management and administrative, operational, technical and financial infrastructure. If our management is unable to manage growth effectively, the quality of our services, our ability to attract and retain key personnel, and our business or prospects could be harmed significantly. To manage growth effectively, we must:

•	continue to expand our water management capacity;

•	continue to enhance our technology, operations and financial and management systems;

•	maintain and improve effective internal control over financial and compliance reporting and disclosure controls and procedures; and

•	expand, train and manage our employee base.

We may not be able to manage effectively any expansion in one or more of these areas, and our failure to do so could harm our ability to maintain or increase revenues and operating results. Our expenses incurred in pursuing such growth could increase without a corresponding increase in our revenue base, which could decrease our operating results and profit margin. In addition, our growth may require us to make significant capital expenditures or incur other significant expenses and may divert the attention of our personnel from our core business operations, any of which could affect our financial performance adversely.

Our ability to expand into new service areas and to expand current water and wastewater service depends on approval from regulatory agencies.

In Arizona, the Arizona Corporation Commission (ACC) is the regulatory authority that oversees the formation, expansion and ongoing operations of private water and wastewater companies. The ACC has authority, among other things, to determine service territories for utility providers. In order for us to provide water or wastewater service, we must obtain a Certificate of Convenience and Necessity (CC&N) for a service area before we can service that area. In addition, we must demonstrate to the Arizona Department of Water Resources that there exists a 100-year water supply and obtain either a certificate of assured water supply, which applies to a specific subdivision, or a designation of assured water supply, which applies to our entire service area. Further, our wastewater facilities require Arizona Department of Environmental Quality and/or U.S. Environmental Protection Agency permits that regulate, among other things, the level of discharges from our facilities, the size of our facilities and the location of our facilities. Any inability to obtain the necessary regulatory approvals, assured water supplies or environmental permits would limit our ability to expand our water or wastewater service areas.

New or stricter regulatory standards or other governmental actions could increase our compliance and operating costs, which could cause our profitability to suffer, particularly if we are unable to increase our rates to offset such costs.

Water and wastewater utilities are generally subject to regulation by water, environmental, public utility and health and safety regulators, and we are required to obtain environmental permits from governmental agencies in order to operate our facilities. Regulations relate to, among other things, standards and criteria for drinking water quality and for wastewater discharges, customer service and service delivery standards, waste disposal and raw water abstraction limits and rates and charges for our regulated services. While we strive to operate our business in compliance with applicable laws and regulations, there may be instances in the future when we are not in compliance with these evolving laws, regulations and permits.

Our costs of complying with current and future governmental laws and regulations could adversely affect our business or results of operations. If we fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators and our operations could be curtailed or shut down. We could also be exposed to product liability or breach of contract claims by third parties resulting from our non-compliance. These laws and regulations are complex and change frequently, and these changes may cause us to incur costs in connection with the remediation of actions that were lawful when they were taken.

We may incur higher compliance or remediation costs than expected in any particular period and may not be able to pass those increased costs along to our customers immediately through rate increases. This is because we must obtain regulatory approval to increase our rates. Obtaining approval for rate increases can be time-consuming and costly. State regulatory authorities must approve our rates and may change their rules and policies, particularly when there are changes in its personnel for any reason, including changes in government administration. We may face delays and difficulties in obtaining approval to raise rates, and there could be a significant gap between the timing of increased expenses and our ability to recover those expenses that could adversely affect our profitability, results of operations, liquidity and cash flows.

In addition, any government or government agency that regulates our operations may enact legislation or adopt new regulations that could have an adverse effect on our business, including:

•	restricting ownership or investment;

•	providing for the expropriation of our assets by the government through condemnation or similar proceedings;

•	providing for changes to water and wastewater quality standards;

•	requiring cancellation or renegotiation of, or unilateral changes to, agreements relating to our provision of water and wastewater services;

•	changing regulatory or legislative emphasis on water conservation in comparison to other goals and initiatives;

•	promoting an increase of competition among water companies within our designated service areas;

•	requiring the provision of water or wastewater services at no charge or at reduced prices;

•	adversely changing tax, legal or regulatory requirements, including environmental regulations and changing the imposition of additional costs on our operations, including but not limited to changes adopted in response to global climate change;

•	changes in the charges applied to raw water abstraction;

•	changes in rate making policies; or

•	restrictions relating to water use and supply, including restrictions on use, increased offsetting groundwater replenishment obligations, changes to the character of groundwater rights and settlement of Native American claims.

We extend financing to developers, and if completion of the development does not occur or is delayed, or if our use of this financing is opposed or curtailed by our regulators, we could experience a loss of or significant delay in our recovery of our investment as well as difficulties in implementing our business model.

We extend water and wastewater infrastructure financing to developers and builders through Infrastructure Coordination and Financing Agreements (“ICFAs”). These agreements are contracts with developers or builders in which we coordinate and fund the construction of water, wastewater and recycled water plants that we will own and operate when construction is complete. Our investment is significant, as we construct facilities with the capacity to serve an entire region, as opposed to a single development. Builders pay us agreed-upon fees upon specified development events that allow us to recover a portion of the carrying costs and time value of invested equity relating to our construction of regional plants with excess capacity. Cash received from ICFAs is deferred and recognized as revenue when water meters are installed and service begins to a particular lot. Revenue from ICFAs accounted for 25.6% of our total revenue for 2007.

Because the bulk of our investment is not repaid until development receives platting approval, we cannot predict or control the timing of our collection of our fees and could incur substantial carrying costs on our infrastructure investment. If a developer encounters difficulties that result in a complete or partial abandonment of the development or a significant delay in its completion, we will have planned, built and invested in infrastructure that will not be supported by development and will not generate revenue for us. As a result, our return on our investment and revenue stream could be adversely affected, particularly during a real estate market downturn such as the one currently being experienced in Arizona and the U.S. generally.

Our use of ICFAs is the subject of an administrative complaint before the ACC by one of our competitors, and the general use of ICFAs is under review in a generic docket proceeding before the ACC. If the ACC or regulatory authorities in states in which we conduct future operations were to restrict or prohibit our use of ICFAs, deem all or a portion of our ICFA revenue to be an advance in aid of construction or contribution in aid of construction or otherwise regulate this revenue, our rate base could be reduced and our ability to finance regional infrastructure planning and execute our total water management and growth strategy would be adversely affected. See Note 13 to our Combined Consolidated Financial Statements.

Our water and wastewater systems are subject to condemnation by governmental authorities.

Arizona law provides for the acquisition of public utility property by governmental agencies through their power of eminent domain, also known as condemnation, in cases in which doing so is necessary and in the public interest. Arizona law also entitles the owner to receive the fair market value of any property ultimately taken by eminent domain. In 2007, our Cave Creek Water Company subsidiary’s assets were sold to the Town of Cave Creek, Arizona for $19.5 million as a result of condemnation proceedings initiated by the town. The assets of Pacer Equities Inc., a related holding company, were also sold. Additionally, our Water Utility of Greater Buckeye subsidiary was the subject of condemnation proceedings that we settled successfully in 2007, in that we continue to own the assets of the utility. Although we received compensation for the assets conveyed to the Town of Cave Creek in an amount determined to represent fair market value under applicable law and would be entitled to receive such value in any future condemnation proceedings, the fair value of the assets condemned may not always exceed their book value. Condemnation also results in a loss of revenue from the operations of the affected utility in addition to increased legal costs and diversion of management resources.

Our operations are located exclusively in the state of Arizona, which increases the impact of local conditions on our results of operations.

Our customers are located exclusively in the state of Arizona. As a result, we cannot diversify or mitigate the risks presented by local regulatory, economic, demographic and weather changes in this area. An adverse change in any of these conditions would therefore affect our profitability, results of operations, liquidity and cash flows more significantly than if we also operated in other geographic areas.

We face risks associated with the design, construction and operation of our systems that may adversely affect our business and financial condition.

We take responsibility for the design, construction, installation and maintenance of our water treatment, reclamation and distribution systems. We could be adversely affected by a failure to complete our construction projects on time or on budget, and a substantial delay in the progress of construction due to adverse weather, work stoppages, shortages of materials, non-issuances of permits, nonperformance of suppliers or contractors or other factors could result in a material increase in the overall cost of the project.

We cannot guarantee that our systems will operate as designed or be free from defects. If they fail to operate properly, such failure could cause significant public harm. If there are defects in our systems or if significant reliability, quality or performance problems develop with respect to our systems or services, this may have a number of negative effects on our profitability, results of operations, liquidity and cash flows, including:

•	loss of revenues;

•	diversion of management and development resources and the attention of engineering personnel;

•	significant customer relations problems;

•	increased repair, support and insurance expenses;

•	adverse regulatory actions; and

•	legal actions for damages by our customers, including but not limited to damages based on commercial losses and effects on human health.

We are subject to industrial risks that could adversely affect our results of operations.

The operations of our water and wastewater treatment plants involve physical, chemical and biological processes and the use of pumps, generators and other industrial equipment. As a result, our operations are subject to various industrial risks, including chemical spills, discharges or releases of toxic or hazardous substances or gases, effects resulting from confined operating spaces, fires, mechanical failures, storage tank leaks and electric shock. These risks can cause personal injury, loss of life, catastrophic damage to or destruction of property and equipment or environmental damage. They may also result in an unanticipated interruption or suspension of our operations and the imposition of liability. The loss or shutdown over an extended period of operations at any of our treatment facilities or any losses relating to these risks could have a material adverse impact on our profitability, results of operations, liquidity and cash flows.

Contamination to our water supply may result in disruption in our services, loss of credibility and potential liability that could adversely affect our business and financial condition.

Our water supplies are subject to contamination, including contamination from arsenic and other naturally-occurring compounds, chemicals and pollution resulting from man-made sources and terrorist attacks. We could also experience problems with our distribution system that could result in delivery of non-potable water for potable uses, as in the case of improper pipe installation or cross-connection. If our water supply is contaminated, we may have to interrupt the use of that supply until we are able to substitute the flow of water from an uncontaminated source. In addition, we may incur significant costs in order to treat the contaminated source by expanding our current treatment facilities, using treatment facilities operated by others or developing new treatment methods. We could also be held liable for consequences arising out of human exposure to hazardous substances in our water supplies or other environmental damage, and our insurance policies may not be sufficient to cover the costs of these claims, which could be significant. If we are unable to substitute water supply adequately from an uncontaminated source or treat the contaminated water in a cost-effective manner, our business, financial condition, liquidity and cash flows may be adversely affected through a decline in revenue or higher operating costs.

We are subject to environmental risks that may subject us to clean-up costs or litigation that could adversely affect our business, operating results, financial condition and prospects.

Under various federal and state environmental laws, regulations and ordinances, a current or previous owner or operator of real property may be liable for the costs of removal, remediation or containment of hazardous or toxic substances on, under or in such property. These liabilities are not limited to a potential effect on our water supply and include, but are not limited to, liabilities associated with air, soil, or groundwater contamination in any real estate we own, including liabilities assumed in an acquisition of another utility. Environmental laws often impose liability regardless of whether the owner or operator knew of or was responsible for the presence of such substances. If hazardous substances are discovered in our real property, we could incur significant remediation costs, liability exposure or litigation expenses that could adversely affect our profitability, results of operations, liquidity and cash flows.

If the general public perceives recycled water to be unsafe, we will have difficulty executing our business plan and could face a loss of revenue.

Our Total Water Management model emphasizes the maximum use of recycled water for non-potable purposes. To implement this model, we cultivate relationships with developers, municipalities and members of the communities we serve and focus on educating them regarding the benefits and safety of recycled water. If our water supply is contaminated, either as a result of terrorism, system failure, pipeline cross-connection or other causes, public perception regarding the safety of recycled water would likely suffer, regardless of whether we are at fault. For example, if groundwater contamination occurs as a result of discharge of “gray water” (e.g., used sink or laundry water) into the aquifer, the public could confuse that with recycled water and attribute environmental harm to our system. Public perception of an unsafe water supply would harm our business, particularly with respect to our ability to implement water recycling as a key element of our business strategy.

We have unregulated businesses with market and regulatory risks that could adversely affect our results of operations.

We engage in unregulated businesses that currently include the creation and resale of long-term water storage credits, the provision of back-office billing and laboratory services to third parties and meter sales. Revenues from our long-term storage credit business are subject to market forces and regulatory actions affecting the price of, and demand for, these credits. For example, if:

•	regulatory or governmental authorities were to issue regulations or adopt policies reducing or eliminating requirements to replace water taken from the aquifer and centralize these replacement obligations or regulate the location of replacement facilities;

•	the availability of Colorado River water that we use to create long-term storage credits were lost or reduced; or

•	the regulatory ceiling price for resale of long-term storage credits were reduced,

then our revenues and profit margins for our long-term storage credit business would be reduced. The back-office billing and laboratory services we perform for third parties are subject to general business risks including liability for errors, increased personnel costs and diversion of our management’s time and attention from our core business.

Our unregulated activities may include water transmission activities in the future. Revenues for this line of business would be reduced in an environment of reduced demand, regulatory restrictions or increased pipeline construction costs.

Our business is subject to seasonal fluctuations and other weather conditions, which could adversely affect the supply of and demand for our services and our results of operations.

We depend on an adequate water supply to meet the present and future needs of our customers. Whether we have an adequate water supply depends upon a variety of factors, including:

•	rainfall and snowpack;

•	the capacity of, and the amount of water stored in, our reservoirs;

•	underground water supply from which groundwater is pumped, and the rate at which it is recharged; and

•	changes in the amount of water used by our customers.

In particular, the arid western U.S., which includes our present and potential service areas, has been required to deal with general conditions of water scarcity exacerbated by extended periods of drought. The Central Arizona Project (the “CAP”), which provides Colorado River water to Arizona, could experience a shortage as soon as 2012, assuming past conditions continue, and Arizona’s claim to Colorado River water through the CAP is junior in priority to California’s entire allocation.

Drought conditions could interfere with our sources of water supply and could adversely affect our ability to supply water in sufficient quantities to our existing and future customers. An interruption in our water supply or restrictions on water usage during drought conditions or other legal limitations on water use could result in decreased customer billing and lower revenues that we would not be able to recoup without prior regulatory approval for a rate increase. These conditions could also lead to decreases in revenue from our stored water credit business or increases in capital expenditures needed to build infrastructure to secure alternative water sources. Furthermore, customers may use less water even after a drought has ended because of conservation patterns developed during the drought. Population growth could also decline under drought conditions as individuals and businesses move out of the area or elect not to relocate there. Lower water use for any reason could lead to lower revenue.

Also, demand for water is seasonal. Demand for water varies with temperature and rainfall levels. In the event that temperatures during the typically warmer months are cooler than normal, or if there is more rainfall than normal, the demand for our water may decrease, which would adversely affect our profitability, results of operations, liquidity and cash flows.

We depend substantially on our Chief Executive Officer, who would be difficult to replace. If we lose his services, our business would be adversely affected.

Our continued growth and success depend in large part on the management and technical skills of the members of our senior management, particularly Trevor T. Hill, our Chief Executive Officer. Although Mr. Hill is subject to an employment agreement, he could terminate his employment with us at any time. Loss of his services would negatively affect our business by harming our ability to pursue our growth strategy and to continue to manage and oversee the improvement of our operations. See “Management.”

We rely on our information technology, or IT, systems to assist with the management of our business and customer relationships, and a disruption of these systems could adversely affect our business.

Our IT systems are an integral part of our business, and a serious disruption of our IT systems could significantly limit our ability to manage and operate our business efficiently, which in turn could cause our business to suffer and cause our results of operations to be reduced. We depend on our IT systems to bill customers, provide customer service, manage construction projects, manage our financial records, track assets, remotely control and monitor certain of our plants and facilities and manage human resources and accounts receivable collections. Our IT systems also allow us to bill customers on a timely basis, maintain cost-effective operations and provide service to our customers. Our IT systems are vulnerable to damage or interruption from:

•	power loss, computer systems failures and internet, telecommunications or data network failures;

•	operator negligence or improper operation by, or supervision of, employees;

•	physical and electronic loss of customer data or security breaches, misappropriation and similar events;

•	computer viruses;

•	intentional acts of vandalism and similar events; and

•	fires, floods, earthquakes and other natural disasters.

Such damages or interruptions may result in physical and electronic loss of customer or financial data, security breaches, misappropriation and similar events. In addition, the lack of redundancy for certain of our IT systems, including billing systems, could exacerbate the impact on our company of any of the foregoing events. In addition, we may not be successful in developing or acquiring technology that is competitive and responsive to the needs of our business and we might lack sufficient resources to make the necessary investments in technology to allow us to continue to operate at our current level of efficiency.

We depend on an adequate supply of electricity and certain chemicals for the delivery of our water, and an interruption in the supply of these inputs or increases in their prices could adversely affect our results of operations.

We rely on purchased electrical power to operate the wells and pumps that are needed in order to supply potable and recycled water to our customers. An extended interruption in power supply that we cannot remediate through the use of backup generators could adversely affect our ability to continue these operations. In addition, we require bulk supplies of certain chemicals for water and wastewater treatment, and if we were to suffer an interruption of supply that we cannot replace quickly, we might not be able to perform these functions adequately.

Electrical power represents a significant and potentially volatile operating expense. During 2007, it represented approximately 6.1% of our total operating expenses. Although this expense is recoverable in rates, it is beyond our control and can increase unpredictably and in substantial amounts. Under these circumstances, our cash flows between our general rate case filings and our earnings may be adversely affected until the ACC can authorize a rate change.

Any disruption or problem at our facilities could increase our expenses.

We take precautions to safeguard our facilities, including obtaining insurance, maintaining health and safety protocols, and using off-site storage of computer data. However, a natural disaster, such as an earthquake, fire or flood or an act of terrorism could cause substantial delays in our operations, damage or destroy our equipment or facilities and cause us to incur additional expenses. The insurance we maintain against natural disasters may not be adequate to cover our losses in any particular case, which would require us to expend significant resources to replace any destroyed assets, thereby harming our financial condition and prospects significantly.

We are engaged in litigation that could adversely affect our results of operations if we are required to pay significant damages or our claims are ultimately unsuccessful.

Sonoran Litigation.  In June 2005, we acquired the assets used to operate certain utilities (the “387 Districts”) from Sonoran Utility Services, LLC (“Sonoran”) and assumed management responsibility for the 387 Districts’ water and wastewater services. In June 2007, Sonoran added Global Water Resources, LLC and its utility subsidiaries, Global Water-Santa Cruz Water Company and Global Water-Palo Verde Utilities Company, (the “Global Defendants”) as defendants to an action pending before the Maricopa County Arizona Superior Court (Case CV 2006-018576).

Sonoran alleges contract and tort claims against the Global Defendants (as well as the other named defendants) leading up to and arising out of our purchase of the 387 Districts’ assets from Sonoran. Specifically, Sonoran claims the Global Defendants breached the implied covenants of good faith and fair dealing, intentionally interfered with contractual relations, and conspired to deprive Sonoran of its interests in the 387 Districts by making false and disparaging statements about Sonoran to landowners and urging landowners to procure water and wastewater services from our company in violation of the landowners’ contractual obligations with Sonoran, which ultimately led to the landowners and other named defendants breaching and/or terminating their contracts with Sonoran. Sonoran alleges that the combined effect of these actions forced them to sell their company to us. Further, Sonoran claims that the Global Defendants breached their contractual obligations under the purchase agreement with Sonoran by failing to make payments when such payments became due.

In the Sonoran litigation, the plaintiff is seeking unspecified damages, punitive damages, exemplary damages, attorneys’ fees and court costs, together with such other relief as the court deems proper. We do not believe our company is liable for these claims and intend to defend vigorously against them. If we do not prevail in this litigation and are ordered to pay significant damages, our results of operations will be adversely affected.

West Maricopa Combine Claim.  In addition, we have filed an indemnification claim against the former shareholders of West Maricopa Combine, Inc. (“WMC”), which we acquired pursuant to a Stock Purchase Agreement dated May 9, 2006 among Global Water, Inc. (“GWI”), WMC and the shareholders of WMC (the “Stock Purchase Agreement”). Our claim asserts $20.1 million in estimated losses arising out of what we claim to be materially inaccurate shareholder representations and warranties contained in the Stock Purchase Agreement. The representations and warranties are secured by our right of setoff against future annual growth premium payments that are required under the Stock Purchase Agreement and conclude on March 31, 2012. As a result, pending resolution of our indemnification claim, we will pay the required growth premium payments into escrow in accordance with the provisions of the Stock Purchase Agreement. We are unable to predict the likelihood or extent of recovery on our claim. If we do not recover on our claim, we will have expended management time and economic resources on its pursuit without a corresponding return.

Arizona Water Dispute.  Several of our CC&N extension requests are being contested by Arizona Water Company before the ACC. These extension requests are in various stages of administrative litigation. Arizona Water Company has also filed a formal complaint (the “Complaint”) with the ACC alleging that we and certain of our subsidiaries are improperly and illegally acting as public service companies, conducting business outside of the ACC’s regulatory authority and charging illegal and improper fees to customers within and contiguous to Arizona Water Company’s CC&N areas and systems. The Complaint also alleges that our public-private partnership agreements (“P3s”) are within Arizona Water Company’s service areas or contiguous to its CC&N and that our P3s and ICFAs are in violation of ACC practice and policy and Arizona law.

We are currently engaged in settlement discussions with Arizona Water Company regarding these matters and have reached a tentative agreement in principle. A definitive settlement agreement has not been signed, however, and even if a settlement is reached, it may not be approved by the ACC. If we do not reach a definitive settlement, or if the ACC does not approve our settlement, we could lose potential service area, which could adversely affect our profitability, results of operations, liquidity and cash flows. See “Business — Litigation.”

We may have difficulty recruiting and retaining qualified personnel.

Our plants require certified operators of record, a designation requiring specialized training and certification in water and wastewater systems. As workers with these qualifications retire in the industry, we may be unable to replace them readily in view of the relatively low number of younger workers that we believe are entering the workforce to pursue this line of work. Our operations require a variety of other technical skills and specialties in the areas of engineering, systems analysis, laboratory work and equipment repair, and we may have difficulty recruiting and retaining personnel with these skills. If we cannot maintain an employee base with the skills necessary to conduct our operations, our efficiency, margins and ability to expand our business could be adversely affected.

We face competition for new service areas and acquisition targets as well as competition in our unregulated business segments.

We do not face competition for the provision of services within our existing service areas because Arizona law provides us an exclusive right to provide water and wastewater services within our certificated service areas. We do, however, face competition from other water and wastewater utilities for new service areas and with respect to acquisition of smaller utilities. These competitors consist primarily of investor-owned utilities seeking expansion opportunities. Some of our competitors are larger than we are and have more resources and access to capital than we do. We also face general commercial risks in our unregulated businesses, such as price-based competition from utilities and other service providers in our stored water credit and back-office and laboratory service businesses and competition from other sources of financing with respect to our ICFAs. If we are unable to compete effectively, our ability to increase our rate base and revenue could be adversely affected. See “Business—Competition.”

We may not be able to continue to obtain appropriate liability or workers’ compensation insurance at a reasonable cost.

Our systems are subject to the normal risks of operation as well as the additional risks of receiving, processing, treating and disposing of waste materials. In recent years, societal factors have resulted in increased litigation and escalating monetary claims against industries and employers. As a safeguard, we maintain general liability and workers’ compensation insurance coverages. There is no guarantee that insurance will continue to be available at affordable premiums or that we will continue to be able to obtain coverage against catastrophic claims and losses. While we may self-insure for some risks in the future, should an uninsured or underinsured loss occur, we may be unable to meet our obligations as they become due.

Inflation could adversely affect our profitability.

Our profitability depends in part on the prices we must pay for the electricity, materials and services we need in order to conduct our business. If inflation increases these prices in our service areas, we will experience an increase in our operating costs that may not be immediately and fully recoverable in our rates.

Risks Related to our Finances and Capital Requirements

We will need additional capital to grow our business, and additional financing may not be available to us on favorable terms when required, or at all.

We expect that our current sources of liquidity, together with the anticipated net proceeds of this offering, will be sufficient to fund our anticipated future growth and operations for approximately 12 months following the completion of this offering. We anticipate that we will need additional capital to finance our growth after such 12-month period or to accelerate our expected growth during such 12-month period. We have based this estimate of our liquidity needs on assumptions that may prove to be incorrect, and we may spend our available financial resources more rapidly than we currently anticipate.

Adequate funds to support our growth may not be available when needed or on terms acceptable to us. We also may need to raise additional funds to support more rapid expansion, improve our facilities and infrastructure, develop new and enhanced technologies or respond to evolving regulatory standards. If we raise funds by issuing additional common stock, other equity securities or indebtedness, the percentage ownership of our then-current stockholders may be diluted substantially and the equity or debt securities issued to new investors may have rights, preferences or privileges senior to those of the holders of our then-existing capital stock. We may also experience difficulty in raising the necessary capital in view of the recent volatility in the capital markets and increases in the cost of infrastructure finance, and increasingly stringent rating standards could make it more difficult for us to finance our growth by issuing tax-exempt bonds as we have in the past. If adequate funds are not available or are not available on acceptable terms, we may not be able to take advantage of expansion opportunities, make the capital expenditures necessary to support our growth or otherwise execute our strategic plan.

Increased operating expenses associated with the expansion of our business may negatively impact our operating income.

Increased operating expenses associated with any expansion of our business may negatively impact our income as we, among other things:

•	seek to acquire new service areas;

•	expand geographically in and outside of Arizona;

•	make significant capital expenditures to support our ability to provide services in our existing service areas;

•	fund development costs for our system and technology; and

•	incur increased general and administrative expenses as our company grows, including increased costs as a result of becoming a public company upon completion of this offering.

As a result of these and other factors, we may not sustain or increase our profitability on an ongoing basis.

Our existing indebtedness could affect our business adversely and limit our ability to plan for or respond to growth opportunities, and we may be unable to generate sufficient cash flow to satisfy our liquidity needs.

As of December 31, 2007, we had indebtedness of $128.3 million under our revolving credit facility and other loans and our Series 2006 and 2007 tax-exempt bonds. We intend to increase our borrowings under our revolving credit facility to finance the redemption of outstanding preferred limited liability company interests as described in “The Reorganization” and to repay all indebtedness under our revolving credit facility with the proceeds of this offering, which will leave us with approximately $      million of outstanding indebtedness immediately after completion of this offering. We may, however, incur substantial additional indebtedness in the future.

Our indebtedness could have important consequences, including:

•	limiting our ability to obtain future additional financing we may need to fund future working capital, capital expenditures, acquisitions or other corporate requirements; and

•	limiting, by the financial and other restrictive covenants in our debt agreements, our ability to borrow additional funds.

Our ability to incur significant future indebtedness will depend in part on our ability to generate cash flow. This ability is affected by general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If our business does not generate sufficient cash flow from operations or if we are unable to borrow money or otherwise generate funds sufficient to enable us to fund our liquidity needs, we may be unable to plan for or respond to growth opportunities, which could adversely affect our operating results and business prospects.

Our indebtedness places restrictions on the operation of our business, and our failure to comply with its terms could put us in default.

Upon completion of this offering, we will be subject to indebtedness under our Series 2006 and 2007 tax-exempt bonds and will have our revolving credit facility with Wells Fargo Bank, N.A. available for future borrowings. Under the terms of these bonds and our revolving credit facility, we are subject to a number of significant covenants. These covenants limit our ability to, among other things, do the following:

•	incur other indebtedness and guaranties;

•	merge or consolidate with, or transfer all or a material portion of our assets to, another entity;

•	make certain loans or investments; and

•	encumber our assets.

In addition, we are subject to a variety of financial covenants, including requirements to maintain:

•	a minimum net worth;

•	a minimum ratio of annualized recurring earnings before interest, taxes, depreciation and amortization (“EBITDA”) to annualized interest expense plus current maturities of long-term indebtedness;

•	a maximum ratio of total senior funded debt to annualized recurring EBITDA; and

•	a minimum ratio of income available for Bond service to maximum annual debt service.

A material breach of any of these covenants would result in a default, and our revolving credit facility and the loan agreement relating to our Series 2006 and 2007 tax-exempt bonds are cross-defaulted to one another. Upon the occurrence of any default under the revolving credit agreement that is not cured within any applicable grace or cure period, the revolving credit lender could suspend funding, terminate its loan commitment, accelerate the outstanding obligations under the credit facility and exercise any of its other available rights and remedies. Upon the occurrence of any default under the bond loan agreements, the trustee may accelerate the maturity of the bonds and exercise any other of its available rights and remedies. In either case, if our indebtedness is accelerated and we are unable to pay the required amount, the lender, or trustee in the case of a default under the bond loan agreements, has the right to foreclose on the net operating revenues of our subsidiaries securing the indebtedness. In addition, the lender has a security interest in the stock of certain of our regulated subsidiaries and in the membership interests of Global Water Management, LLC.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Measure” for a discussion of how we consider and use EBITDA and for a calculation of EBITDA for years ended December 31, 2007, 2006 and 2005.

Risks Related to this Offering

There has been no prior public trading market for shares of our common stock and an active trading market may not develop following completion of this offering.

Prior to this offering, there has been no public market for our common stock. An active trading market may not develop following completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market also may impair our ability to raise additional capital in the future by selling shares of capital stock and may impair our ability to acquire other companies by using our shares as consideration.

We expect that the price of our common stock will fluctuate substantially.

The initial public offering price for the shares sold in this offering has been determined by negotiation between the underwriters and us. This price may not reflect the market price of our common stock following completion of this offering. The price of our common stock may decline, and the price of our common stock that prevails in the market after completion of this offering may be higher or lower than the price you pay, depending on many factors, some of which are beyond our control. Factors that could cause fluctuations in the trading price of our common stock include:

•	market conditions in our industry sector;

•	litigation or public concern about the safety of our systems and services;

•	actual and anticipated fluctuations in our quarterly operating results;

•	securities analyst coverage of our common stock;

•	deviations in our operating results from the estimates of securities analysts or other analyst comments;

•	additions or departures of key personnel;

•	price and volume fluctuations in the overall stock market from time to time;

•	general economic trends; or

•	sales of large blocks of our stock.

In addition, the equity markets have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the listed companies. These broad market factors may affect the market price of our common stock adversely, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation often has been instituted against that company. This type of litigation, if instituted against us, could result in substantial costs and a diversion of management’s attention and resources.

You will experience immediate and substantial dilution as result of this offering and may experience additional dilution in the future, and the initial public offering price may not reflect such dilution.

The initial public offering price of our common stock in this offering is substantially higher than the net tangible book value per share of the outstanding common stock. As a result, investors purchasing shares of common stock in this offering will pay a price that substantially exceeds the value of our assets after subtracting our liabilities. As a result, investors will:

•	incur immediate dilution of $ per share, based on the initial public offering price of $ per share; and

•	contribute % of the total amount invested to date to fund our company based on the assumed initial offering price to the public of $ per share, but will own only % of the shares of common stock outstanding upon completion of this offering.

You will experience additional dilution upon the issuance of equity securities under our current or future equity incentive plans or if we otherwise issue additional shares of our common stock or securities convertible into common stock. See “Dilution.”

We intend to pay only nominal cash dividends on our common stock.

We intend to pay only nominal cash dividends on our common stock in the foreseeable future. As a result, prospective purchasers seeking significant dividend income should not invest in the common stock offered under this prospectus. Even if we pay nominal cash dividends, we may not maintain sufficient earnings in the future to continue to do so. All decisions regarding the payment and declaration of dividends lie within the sole discretion of our board of directors. As a result, capital appreciation, if any, of our common stock will be your primary source of gain for the foreseeable future. See “Dividend Policy.”

Our executive officers and directors and their affiliates will exercise control over stockholder voting matters in a manner that may not be in the best interests of all of our stockholders. This ownership concentration may adversely affect the market price of our shares.

Upon completion of this offering, our current executive officers and directors and their affiliates will together control approximately     % of our outstanding common stock. As a result, these stockholders will collectively be able to control all matters requiring approval of our stockholders, including the election of directors and approval of significant corporate transactions, and will have significant control over our management and policies. The interests of this group of stockholders may not always coincide with the interests of other stockholders. The concentration of ownership also may delay, prevent or deter a change in control of our company even when the change could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company or our assets and might affect the prevailing market price of our common stock.

We will incur increased costs as a result of being a public company, and these additional expenses and other burdens associated with being a public company could have a material adverse effect on our operating results and financial condition.

As a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company that may adversely affect our profitability. In addition, the Sarbanes-Oxley Act of 2002, as well as the related rules and regulations enacted by the SEC and Nasdaq require specific corporate governance practices for public companies. We expect these rules and regulations to increase our legal and financial compliance costs. In addition, we will incur additional costs associated with our public company reporting requirements. For example, we will be required to devote significant resources to complete the assessment and documentation of our internal control system and financial processes under Section 404 of the Sarbanes-Oxley Act of 2002 and may incur significant costs to remediate any material weaknesses we identify through these efforts. We also expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. If our profitability is adversely affected because of these additional costs, it could have a negative effect on the trading price of our common stock.

Future sales of our common stock may depress our stock price.

After completion of this offering, we will have           shares of common stock outstanding. The           shares sold in this offering, or           shares if the underwriters’ over-allotment is exercised in full, will be freely tradable without restriction or further registration under federal securities laws unless purchased by our “affiliates” as such term is used in Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”), and          additional shares of common stock outstanding after completion of this offering will be eligible for sale in the public market as of the date of this prospectus. After the lock-up agreements pertaining to this offering expire 180 days from the date of this prospectus, up to an additional           shares of our common stock will be eligible for sale in the public market, in some cases subject to volume limitations and other restrictions under Rule 144 of the Securities Act,           of which are held by executive officers, directors and their affiliates. If our existing common stockholders sell substantial amounts of common stock in the public market, or if the market perceives that these sales may occur, the market price of our common stock may decline, including below the initial public offering price.

The above information assumes the effectiveness of the lock-up agreements under which our officers, directors and certain principal stockholders have agreed not to sell or otherwise dispose of their shares of common stock. Janney Montgomery Scott LLC may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. In considering any request to release shares subject to a lock-up agreement, Janney Montgomery Scott LLC will consider the facts and circumstances relating to a request at the time of that request. See “Shares Eligible for Future Sale.”

In addition, as soon as practicable after the completion of this offering, we intend to file a registration statement under the Securities Act covering           shares of common stock issuable upon exercise of options or other equity incentives granted or to be granted under our 2008 Long-Term Incentive Plan. Shares registered under this registration statement will be available for sale in the open market, subject to applicable vesting restrictions and the contractual lock-up agreements described above. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline. See “Shares Eligible for Future Sale.”

Our management team may invest or spend a portion of the net proceeds of this offering in ways in which you may not agree or in ways that may not yield a return.

We intend to use a portion of the net proceeds of this offering to repay our indebtedness under our line of credit with Wells Fargo Bank, make capital expenditures, fund potential future acquisitions and for general corporate purposes. Our management will have considerable discretion in the application of the net proceeds to purposes other than debt repayment, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being applied or allocated appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or market value. Until the net proceeds are used, they may be placed in investments that do not produce significant income.

Anti-takeover provisions under Delaware law could delay or discourage a takeover that stockholders may consider favorable.

Because we are a Delaware corporation, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. This and other provisions under Delaware law could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors, including to delay or impede a merger, tender offer, or proxy contest involving our company. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

In addition, our articles of incorporation provide that our board of directors may issue up to 1,000,000 shares of preferred stock, in one or more series, without shareholder approval and with such terms, conditions, rights, privileges and preferences as the board of directors may deem appropriate. As a result, the board of directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of common stock. In the event of such issuance, the preferred stock could also be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of our company. Although we do not currently intend to issue any shares of preferred stock, we may issue such shares in the future.

FORWARD-LOOKING STATEMENTS

This prospectus may contain forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. Any such forward-looking statements would be contained principally in “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities and the effects of regulation. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends, “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We discuss many of these risks in greater detail in “Risk Factors.” Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which the prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. The forward-looking statements contained in this prospectus are not eligible for the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended.

CAUTIONARY NOTE

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. We are offering to sell shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in this prospectus concerning the water, wastewater and recycled water industries, their segments and related markets and our general expectations concerning such industries and their segments and related markets are based on management estimates. Such estimates are derived from publicly available information released by third-party sources, as well as data from our internal research and on assumptions made by us based on such data and our knowledge of such industries and markets, which we believe to be reasonable. While we are not aware of any misstatements regarding the industry or similar data presented herein, such data involves risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.

THE REORGANIZATION

Our operations are currently conducted through Global Water Resources, LLC, a Delaware limited liability company, and a number of wholly-owned subsidiaries, all of which are Arizona “C” corporations. Global Water Management, LLC currently provides management services to our water and wastewater utilities as a commonly controlled entity. Global Water Resources, Inc. has no operating history and was formed for the purpose of acquiring 100% of the limited liability company interests in Global Water Resources, LLC and in Global Water Management, LLC, currently held by various investors, including certain executive officers, directors and employees of the Company, pursuant to a reorganization (the “Reorganization”) described below. Prior to the Reorganization, Global Water Resources, LLC will have 10,000 common limited liability interests and 10,000 preferred limited liability interests outstanding, and Global Water Management, LLC will have 10,000 common limited liability interests and 10,000 preferred limited liability interests outstanding. Global Water Management, LLC and Global Water Resources, LLC have the same investors and the investors hold their common and preferred limited liability interests in each entity in the same relative proportions.

The owners of Global Water Management, LLC will contribute their common limited liability company interests in that company to Global Water Resources, LLC. Thereafter, the owners of Global Water Resources, LLC will contribute their common limited liability company interests in that company to Global Water Resources, Inc., in exchange for common stock of Global Water Resources, Inc., in effect incorporating the business of Global Water Resources, LLC. The acquisition of Global Water Management, LLC will improve our ability to allocate management expenses among our utility subsidiaries in accordance with applicable state regulatory requirements.

The number of shares of Global Water Resources, Inc. common stock that will be issued in exchange for common limited liability company interests of Global Water Resources, LLC will be calculated by (i) multiplying the total combined market value of Global Water Resources, LLC and Global Water Management, LLC by the percentage of Global Water Resources, Inc. that the investors in Global Water Resources, LLC and Global Water Management, LLC will own after the initial public offering, and (ii) dividing the resulting amount by the initial public offering price for the Global Water Resources, Inc. common stock.

In addition, the preferred limited liability company interests in each of Global Water Resources, LLC and Global Water Management, LLC will be redeemed as described below.

Under Arizona utility regulations, the Reorganization, and the initial public offering, must be approved by the ACC. On May 13, 2008, we filed a notice of intent with the ACC requesting approval of the Reorganization and the initial public offering. The notice of intent is currently under review by the Commission. We cannot sell our shares to the public without approval from the ACC.

The following diagram sets forth the ownership structure prior to the Reorganization:

OWNERSHIP STRUCTURE PRIOR TO THE REORGANIZATION

To effect the Reorganization and immediately prior to the effectiveness of this offering, we will enter into a contribution agreement among Global Water Resources, LLC, Global Water Management, LLC and their respective members. Pursuant to the contribution agreement:

•	The members of Global Water Management, LLC will contribute on a tax-free basis, all of their common limited liability company interests in that company to Global Water Resources, LLC for no consideration, resulting in Global Water Management, LLC becoming wholly-owned by Global Water Resources, LLC after the redemption of the preferred limited liability company interests described below.

•	The members of Global Water Resources, LLC will contribute on a tax-free basis all of their common limited liability company interests in that company to Global Water Resources, Inc., resulting in Global Water Resources, LLC becoming wholly-owned by Global Water Resources, Inc. after the redemption of the preferred limited liability company interests described below.

•	We will issue shares of Global Water Resources, Inc. common stock, on a pro rata basis, to the members of Global Water Resources, LLC in exchange for the common limited liability company interests in Global Water Resources, LLC contributed by them to Global Water Resources, Inc.

•	Global Water Resources, LLC will redeem all of the outstanding preferred limited liability company interests of Global Water Resources, LLC and Global Water Management, LLC will redeem all of the outstanding preferred limited liability company interests of Global Water Management, LLC for an aggregate redemption price equal to the sum of unreturned capital contributions made in respect of the preferred limited liability company interests and the accrued but unpaid preferred rate of return at the rate of 8% per annum thereon from January 1, 2008 through the date of redemption. The aggregate redemption price will be financed through additional borrowings under our revolving credit facility, which will be repaid with the net proceeds of this offering. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Cash Flows from Financing Activities.”

Following the completion of the transactions described in the contribution agreement, Global Water Resources, LLC will merge into us in a transaction disregarded for tax purposes, thereby eliminating the existence of Global Water Resources, LLC.

The following diagram illustrates the ownership structure following the Reorganization:

OWNERSHIP STRUCTURE AFTER THE REORGANIZATION

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $     million from our sale of shares of common stock in this offering, based upon an assumed initial public offering price of $      per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $     million.

We plan to use a portion of the net proceeds of this offering to repay all outstanding indebtedness under our $60.0 million revolving credit facility with Wells Fargo Bank, of which approximately $38.0 million was outstanding at December 31, 2007. Prior to the effectiveness of this offering, we plan to increase our borrowings under this facility to finance the redemption of preferred limited liability company interests as described in “The Reorganization.” The aggregate redemption price will be $26.0 million plus a return on that amount calculated at an annual rate of 8% from January 1, 2008 until the day of redemption. Our revolving credit facility will terminate on March 31, 2009 unless extended and is used primarily for short-term working capital needs. Advances bear interest at the prime rate of Wells Fargo Bank, N.A. less 1.25%, resulting in a current interest rate of     %.

In addition to repaying indebtedness as described above, we plan to use approximately $     million of the net proceeds of this offering for capital expenditures and to use the remaining $     million to finance potential future acquisitions and for general corporate purposes.

The amounts and timing of our actual expenditures may vary significantly from our expectations depending upon numerous factors, including our results of operation, financial condition and capital requirements. Accordingly, we will retain the discretion to allocate the net proceeds of this offering among the identified uses described above, and we reserve the right to change the allocation of the net proceeds among the uses described above. Pending their use, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities. We cannot predict whether the proceeds invested will yield a favorable return.

DIVIDEND POLICY

Prior to this offering, Global Water Resources, LLC paid quarterly cash distributions to the holders of its common and preferred limited liability company interests. Following the consummation of this offering and the Reorganization, however, we intend to pay only nominal cash dividends for the foreseeable future, as we plan to apply our earnings to working capital in order to finance our growth and support our operations. Any future determination relating to our dividend policy will be at the discretion of our board of directors and will depend on many factors, including our financial condition and results of operations, liquidity requirements, capital requirements of our subsidiaries, legal requirements, regulatory constraints and other factors our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2007, as follows:

•	On a historical combined basis;

•	On a pro forma basis after giving effect to the Reorganization, the incurrence of additional indebtedness to finance the redemption of the outstanding preferred interests in Global Water Resources, LLC and the application of the proceeds of such indebtedness to such redemption as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “The Reorganization”; and

•	On a pro forma as adjusted basis to give effect to our sale of shares of common stock in this offering at an assumed initial public offering price of $ per share and the receipt and application of the net proceeds of this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, as set forth under “Use of Proceeds.”

The pro forma as adjusted information below is illustrative only. You should read this table together with the sections of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus.

	As of December 31, 2007
			Pro Forma
	Historical	Pro Forma	as Adjusted (1)
	(In thousands)

Cash and cash equivalents	$166	$166	$—

Short-term debt
Loan payable—current portion	$138	$138	$—

Long-term debt
Bank loans payable(2)	38,042	64,057	—
Bonds payable	90,115	90,115	—

Total long-term debt	128,157	154,172	—

Total debt	128,295	154,310	—

Members’ equity
Contributed capital	26,001	—	—
Undistributed preferred return	14	—	—
Common unit deficit	(14,600)	—	—
Stockholders’ equity
Common stock, $0.01 par value per share, 100,000,000 shares authorized; shares issued and outstanding on a pro forma basis; shares issued and outstanding on a pro forma as adjusted basis(3)	—	—	—
Retained earnings (deficit)	—	(14,600)	—

Total members’ / stockholders’ equity	11,415	(14,600)	—

Total capitalization	$139,710	$139,710	$—

(1)	A $ increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) each of cash and cash equivalents, total stockholders’ equity and total capitalization by $ million assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable.

(2)	In connection with the Reorganization, $26.0 million of contributed capital represented by preferred limited liability company interests will be redeemed with additional borrowings under our revolving credit facility.

(3)	The increase in stockholders’ equity on a pro forma as adjusted basis is based on offering proceeds of $ , less $ of underwriting discounts and commissions and estimated offering expenses, resulting in estimated net proceeds of $ .

The number of shares of common stock that will be outstanding upon completion of this offering is based on the number of shares outstanding on a pro forma basis as of December 31, 2007. This number does not include          shares reserved for issuance under our 2008 Long-Term Incentive Plan.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock after completion of this offering. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets (total assets less intangible assets) and dividing the difference by the number of our shares of common stock deemed to be outstanding at that date. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after completion of this offering.

Our historical net tangible deficiency in assets as of December 31, 2007 was approximately $68 million, or approximately $      per share of our common stock. Prior to the effectiveness of this offering, all of the outstanding preferred equity interests of Global Water Resources, LLC will be redeemed through the application of proceeds of new indebtedness that will remain outstanding following the completion of this offering as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

After giving effect to the Reorganization, the redemption of all outstanding preferred equity interests in Global Water Resources, LLC and the sale of           shares offered by us in this offering at an assumed initial public offering price of $      per share, and after deducting underwriting discounts and commissions and our estimated offering expenses, our pro forma as adjusted net tangible book value as of December 31, 2007 would have been approximately $     million, or approximately $      per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $      per share to existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $      per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share of common stock		$
Historical net tangible book value per share as of	$
Pro forma net tangible book value per share before this offering
Pro forma increase per share attributable to investors participating in this offering
Pro forma as adjusted net tangible book value per share after completion of this offering
Pro forma dilution per share to investors participating in this offering		$

The following table summarizes, as of December 31, 2007, the differences between our existing stockholders and investors in this offering with respect to the total number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid by our existing stockholders and the price per share paid by investors in this offering based on the initial public offering price of $      per share, before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

					Average
	Shares Purchased		Total Consideration		Price Per
	Number	Percent	Amount	Percent	Share
	(In thousands, except per share amounts)

Existing stockholders(1)
New investors
Total		100.0%		100.0%

(1)	Reflects the price paid for common limited liability company interests in Global Water Resources, LLC, adjusted to give effect to the shares of common stock received in exchange therefor pursuant to the Reorganization.

If the underwriters exercise their over-allotment option in full, the net tangible book value per share after completion of this offering would be $      per share, the increase in net tangible book value per share to existing stockholders would be $      per share and the dilution in net tangible book value to new investors would be $      per share.

SELECTED HISTORICAL COMBINED CONSOLIDATED FINANCIAL DATA

The following table presents our selected historical combined consolidated financial data at the dates and for the periods indicated. The statement of operations data for the years ended December 31, 2007, 2006 and 2005 and the balance sheet data as of December 31, 2007 and 2006 have been derived from our audited combined consolidated financial statements included elsewhere in this prospectus. The statement of operations data for the year ended December 31, 2004 and periods ended February 3, 2004 and December 31, 2003, and the balance sheet data as of December 31, 2005 have been derived from our audited financial statements and the audited financial statements of Santa Cruz Water Company, LLC and Palo Verde Utilities Company, LLC that are not included in this prospectus. Because the Reorganization will be consummated immediately prior to the effectiveness of this offering, we are presenting the historical financial data for Global Water Resources, LLC, including its subsidiaries, and Global Water Management, LLC, which are under common ownership and common management, on a combined basis. See “The Reorganization.”

Our historical combined consolidated financial data are not necessarily indicative of our future performance and should be read in conjunction with, and are qualified in their entirety by reference to, the information in the sections in this prospectus entitled “Summary Historical and Unaudited Pro Forma Financial Data,” “Use of Proceeds,” “Capitalization,” “Selected Unaudited Pro Forma Combined Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

						Combined Predecessor
					For the Period	Companies(1)
	Global Water Combined Consolidated				from
					September 24,	For the
					2003	Thirty-Four	For the
					(inception) to	Days Ended	Year Ended
	For the Year Ended December 31,				December 31,	February 3,	December 31,
	2007	2006	2005	2004	2003	2004	2003
	(In thousands)					(In thousands)
Statement of operations data:
Operating revenues	$25,809	$20,849	$12,943	$4,905	$—	$182	$1,642
Operating expenses
Operations and maintenance	2,637	1,467	792	589	—	36	353
General and administrative	9,974	6,754	3,413	1,341	174	26	488
Depreciation and amortization	8,613	5,601	3,338	1,572	2	52	586

Total operating expenses	21,224	13,822	7,543	3,502	176	114	1,427

Operating income	4,585	7,027	5,400	1,403	(176)	68	215
Other income (expense) Interest income	380	32	2	3	—	1	1
Interest expense	(4,329)	(1,448)	(7)	(256)	—	—	—
Other, net	(31)	(34)	19	2	—	—	2

Total other income (expense)	(3,980)	(1,450)	14	(251)	—	1	3

Income from continuing operations before income taxes	605	5,577	5,414	1,152	(176)	69	218

(continued)

						Combined Predecessor
					For the Period	Companies(1)
	Global Water Combined Consolidated				from
					September 24,	For the
					2003	Thirty-Four	For the
					(inception) to	Days Ended	Year Ended
	For the Year Ended December 31,				December 31,	February 3,	December 31,
	2007	2006	2005	2004	2003	2004	2003
	(In thousands)					(In thousands)
Income tax expense (benefit)	(1,404)	(740)	—	—	—	—	—

Income from continuing operations	$2,009	$6,317	$5,414	$1,152	$(176)	$69	$218

Other data:
Cash flows provided by (used in):
Operating activities	$5,891	$36,783	$23,435	$6,398	$(148)	$505	$985
Investing activities	52,074	(67,358)	(33,612)	(40,642)	(352)	(302)	(10,081)
Financing activities	45,935	30,850	9,000	35,548	511	17	9,330

	As of December 31,
	2007	2006	2005
	(In thousands)

Combined Consolidated balance sheet data:
Cash and cash equivalents	$166	$414	$138
Property, plant, and equipment, net of depreciation	230,232	172,749	89,524
Total assets	328,065	265,311	116,052
Short term debt	138	146	—
Long term debt	128,157	60,583	23,153
Total liabilities	316,650	246,411	92,264
Members’ equity	11,415	18,900	23,788

(1)	Results for predecessor companies represent combined results for Palo Verde Utilities Company, LLC and Santa Cruz Water Company, LLC, which were under common ownership and common management prior to their acquisition by us, for the periods indicated.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations covers periods prior to the consummation of the Reorganization. Accordingly, the discussion and analysis of historical periods does not reflect the impact that the Reorganization will have on us. You should read the following discussion together with the financial statements and the notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that are based on management’s current expectations, estimates and projections about our business and operations. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements whenever they appear in this prospectus. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements as a result of number of factors, including those we discuss under “Risk Factors” and elsewhere in this prospectus. You should read “Risk Factors” and “Forward-Looking Statements.”

Overview

We own and operate 16 water and wastewater utilities that provide water, wastewater and recycled water to strategically targeted communities in metropolitan Phoenix, Arizona. We currently serve more than 60,000 people in approximately 23,000 homes within our 378 square miles of service areas; 206 square miles have been certificated and are serviced by seven regulated operating subsidiaries.

Our TWM model focuses on the broad issues of water supply and scarcity and applies principles of water conservation through water reclamation and reuse. Its basic premise is that our water supply is limited but renewable, and should be managed to ensure that development is sustainable in the face of water scarcity.

We have grown significantly since our formation in 2003, with total revenues increasing from $4.9 million to $25.8 million from 2004 to 2007. Our growth is driven by organic growth in our existing service areas and expansion into new service areas through the acquisition and formation of utilities.

We have acquired 13 regulated utilities from 2004 to 2007, representing a total of 9,643 service connections and 162 square miles of certificated service area, measured as of the date of each acquisition. We subsequently expanded the certificated service area and realized organic growth within those service areas. See “Business—Our Regulated Utilities” for more information regarding our acquisition history.

The following chart illustrates our service connection growth for 2004 to 2007. Service connections grew from 8,145 at December 31, 2004 to 38,682 at December 31, 2007.

Total Connections

Our regulated subsidiaries’ operations are subject to oversight and regulation by the U.S. Environmental Protection Agency (“EPA”), the ACC, the Arizona Department of Environmental Quality (“ADEQ”), the Arizona Department of Water Resources (“ADWR”), and the Maricopa County Environmental Services Department. See “Business—Regulation.”

We also provide services that are not subject to economic regulation by the ACC. These services include financing agreements with developers and builders, the production and resale of stored water credits, provision of back-office billing and laboratory services to third parties and sales of water meters. In 2007, these services generated collectively $8.1 million in operating revenue. See “Business—Our Unregulated Business” for additional information regarding these businesses.

Factors Affecting Our Results of Operations

Our financial condition and results of operations are influenced by a variety of factors, including:

•	water scarcity management;

•	economic utility regulation;

•	infrastructure investment;

•	population and community growth;

•	commercial and industrial growth;

•	infrastructure coordination and finance agreements;

•	compliance with environmental, health and safety standards;

•	production and treatment costs; and

•	weather and seasonality.

Water Scarcity Management

Optimizing scarce water resources is important to the communities in our service areas and there is increasing demand for technology and incentives that promote conservation. At the household level, increased water conservation, including the use of more efficient fixtures and appliances, combined with a general decline in U.S. household sizes, has contributed to a trend of declining per residential customer water usage. Our integrated TWM approach and our water scarcity management initiatives are designed for and promote conservation of Arizona’s limited water resources, and we are well positioned to benefit from water scarcity management programs. We have sold recycled water at a range of prices below those of potable water, but believe there is a trend toward parity between pricing for recycled and potable water that presents opportunities for significant revenue growth. See “Business—Our Strengths—Demonstrated Ability to Align Green and Socially Responsible Practices into our Profitable Growth Company.”

Economic Utility Regulation

Our regulated utility subsidiaries, which are investor-owned utilities, are subject to extensive economic and non-economic regulation by Arizona’s public utility commission, the ACC. The ACC has exclusive authority to approve rates, mandate accounting treatments, authorize long-term financing programs, evaluate significant capital expenditures and plant additions, examine and regulate transactions between a regulated subsidiary and its affiliated entities and approve or disapprove reorganizations, mergers and acquisitions prior to their completion. Additionally, the ACC has statutory authority to oversee service quality and consumer complaints, and approve or disapprove expansion of service areas. The ACC is comprised of five elected members, each serving four year terms. Three of the five members of the ACC will not stand for reelection in 2008 and will be replaced by newly-elected members at year-end 2008.

The ACC is charged with establishing rates based on the provision of reliable service at reasonable cost while also providing an opportunity to earn a fair rate of return for our investors. The ACC uses a historic test year to evaluate whether plant in service is used and useful, to assess whether costs were prudently incurred and to set “just and reasonable’’ rates. We believe allowed return on equity will soon be affected by whether we employ state-mandated “best management practices” to reduce water consumption. Best management practices are currently being considered by the ACC, ADWR and other agencies.

To ensure an optimal combination of broad-based access to water, conservation and a fair rate of return for our investors, our water utility operating revenue is based on two components: a fixed fee and a consumption or volumetric fee. For our water utilities, the fixed fee, or “basic service charge” provides access to water for residential usage and has generally been set at a level to produce 40% to 60% of total revenue. The volumetric fee is based on the total volume of water supplied to a given customer after the minimum number of gallons, if any, covered by the basic service charge, multiplied by a price per gallon set by a tariff approved by the ACC. For wastewater utilities, wastewater collection is based on a fixed fee for service, with tiers for types of service, and recycled water is sold on a volumetric basis. When proposing rates for new service areas, we assume a low level of water usage consistent with our conservation practices. This results in a higher price per gallon and is consistent with the ACC’s current and growing emphasis on conservation.

To obtain approval for a change in rates, we must file rate cases with the ACC. Rate cases and other rate-related proceedings can take a year or more to complete. There is therefore frequently a delay, or regulatory lag, between the time of a capital investment or incurrence of an operating expense increase and when those costs are reflected in rates. We have a rate case management program to help mitigate the risk of regulatory lag.

The continuation of our non-regulated stored water credit business depends upon two renewable recharge permits issued by the ADWR that currently expire in 2018 and 2021. Recharge facilities permits will be renewed every 20 years provided the facility continues to meet state statutory requirements for recharge facilities and demonstrates continued hydro-geological feasibility. We therefore assume that we will receive renewals.

Infrastructure Investment

Capital expenditures for infrastructure investment are a component of the rate base on which our regulated utility subsidiaries are allowed to earn an equity return. Capital expenditures for infrastructure provide a basis for earnings growth by expanding our “used and useful” rate base, which is a component of our permitted return on investment and revenue requirement. Capital expenditures have exceeded our operating cash flows due to growth in our service areas. We are able to recover a rate of return on these capital expenditures (return on equity and debt service), together with debt service and certain operating costs, through the rates we charge.

We estimate that our funded capital investment will total approximately $250 million over the next five years, ranging from approximately $20 million in 2008 to approximately $60 million per year thereafter, depending on the timing of major capital projects. The majority of our existing infrastructure is less than five years old, and our capital investment plans are primarily for the construction of new facilities to address service connection growth. Although we use modern materials and expect the useful life of our infrastructure could be as long as 100 years, we will repair and replace existing infrastructure as needed.

These capital investments are needed on an ongoing basis to comply with existing and new regulations, renew treatment and network assets as they age, provide capacity for growth and enhance system reliability, security and quality of service. The need for continuous investment presents a challenge due to the potential for regulatory lag described above. See “—Economic Utility Regulation.”

Population and Community Growth

Population and economic growth in our service areas have a direct impact on our operating revenues. Because our regulated operating revenues are based on water consumption by our customers, an increase or decrease in our customer base will affect our operating revenues, expenses, and infrastructure investment in a corresponding manner. See “Business—Unique Characteristics of the Arid Western U.S.—Impact of Projected Growth in Arizona” for information about population growth and economic growth in our service areas.

Infrastructure Coordination and Finance Agreements

To promote regional planning and coordination of infrastructure design and development as a key element of our TWM approach, we enter into Infrastructure Coordination and Finance Agreements (ICFAs) with developers and builders. This contractual methodology provides disparate developers access to the benefits of regional infrastructure without needing to plan, permit or build that infrastructure themselves. The ICFAs allow developers to defer payments until final plat approval or sale of the subdivision. As discussed in “Business—Our Unregulated Businesses—ICFAs,” we receive fees on an ongoing basis for the services we provide under these agreements, which include:

•	providing “will serve” letters for the provision of utility services to the property;

•	including the landowner’s property in an expanded CC&N;

•	obtaining all necessary regulatory permits;

•	executing line and main extension agreements with developers;

•	developing master utility plans;

•	providing financing for the provision of infrastructure in advance of and with no guarantee of customer connections; and

•	providing construction services for water and wastewater treatment facilities.

ICFA fees represent an approximation of the interest and capitalized interest carrying costs associated with our financing, planning and managing the provision of infrastructure for the benefit of the landowner. The ICFAs provide that no portion of the fees collected represents a payment of principal or a contribution or advance to the utilities.

Contracted Fees.  The following table sets forth ICFA amounts at time of execution by year for each geographic region. The amounts shown represent the contractual face value of fees before U.S. Consumer Price Index (CPI) escalation provisions for projected buildout in areas that have been certificated or in which CC&Ns are pending.

	2007	2006	2005	2004	Total
	(In thousands)

Maricopa region	$—	$193,092	$441,681	$83,495	$718,268
West Valley region	437,500	68,046	15,105	—	520,651
East Eloy region	24,574	—	—	—	24,574

	$462,074	$261,138	$456,786	$83,495	$1,263,493

Basis of Fees.  ICFA fees are charged at an agreed-upon rate per equivalent development unit (EDU), or single family lot, based on final zoning. The number of EDUs per acre for commercial, multi-family and industrial properties is typically 4.0, ranging from 3.5 EDUs per acre for residential to 4.8 EDUs per acre for commercial. The following table sets forth the number of EDUs projected by ICFAs in active negotiation and under contract.

	Maricopa	W. Valley	E. Eloy	Total

In active negotiations	20,160	12,843	—	33,003
Under contract	219,725	106,672	4,900	331,297

Total	239,885	119,515	4,900	364,300

Collection of Fees.  A portion of the fee is typically collected once the property zoning is approved and the ICFA is executed, with additional portions being collected at various milestones of development. Contractual milestone amounts represent interim payments based on pre-established milestones. The most commonly agreed-upon development milestone is reached when our utility has installed lines to predefined points near the development and development plans are continuing to progress. Final payments are generally received at time of final plat approval or sale of subdivision and are recorded as deferred revenue in the consolidated balance sheet. For financial reporting purposes, ICFA revenue is recognized when water meters are installed and service begins to a particular lot. As ICFA fees are collected over time, increases in the amount of ICFA fees collected relative to face value are generally based on increases in the CPI plus 2%.

The following table sets forth cash received from ICFA contracts by year for various stages of development.

	2007	2006	2005	2004	Total
	(In thousands)

Upon execution	$—	$607	$—	$—	$607
Upon interim contractual milestones	906	13,103	540	75	14,624
Upon final plat or sale of subdivision	3,752	12,986	19,851	4,950	41,539

	$4,658	$26,696	$20,391	$5,025	$56,770

Compliance with Environmental, Health and Safety Standards

Our water and wastewater operations are subject to extensive United States federal, state and local laws and regulations governing the protection of the environment, health and safety, the quality of the water we deliver to our customers, water allocation rights and the manner in which we collect, treat and discharge wastewater. We are also required to obtain various environmental permits from regulatory agencies for our operations. The ACC also sets conditions and standards for the water and wastewater services we deliver. We incur substantial costs associated with compliance with environmental, health and safety and water quality regulation. See “Business—Regulation” for additional information.

Environmental, health and safety and water quality regulations are complex and change frequently, and they have tended to become more stringent over time. As newer or stricter standards are introduced, they could increase our operating expenses. We would generally expect to recover expenses associated with compliance for environmental, health and safety standards, but this recovery may be affected by regulatory lag.

Production Costs

Our water and wastewater services require significant production inputs and result in significant production costs. Although we are permitted to recover these costs through the rates we charge, regulatory lag can decrease our margins and earnings if production costs or other operating expenses increase significantly before we are able to recover them through increased rates. Our most significant production costs include labor, chemicals used to treat water and wastewater, and power, which is used to operate pumps and other equipment. Power and chemical costs are highly volatile and all of our production costs have increased in recent years. We employ a variety of technologies and methodologies to reduce costs and maximize operational efficiencies. See “Business—Operations.”

Weather and Seasonality

Our ability to meet the existing and future water demands of our customers depends on an adequate supply of water. Drought, overuse of sources of water, the protection of threatened species or habitats or other factors may limit the availability of ground and surface water. Also, customer usage of water is affected by weather conditions, particularly during the summer.

Our water systems experience higher demand in the summer due to the warmer temperatures and increased usage by customers for lawn irrigation and other outdoor uses. Summer weather that is cooler and wetter than average generally serves to suppress customer water demand and can have a downward effect on our operating revenue and operating income. Conversely, when weather conditions are extremely dry, our business may be affected by government-issued drought-related warnings and/or water usage restrictions that would artificially lower customer demand and reduce our operating revenue.

The limited geographic diversity of our service areas could make our results of operations more sensitive to the effect of local weather extremes. The Phoenix metropolitan area has experienced more than a decade-long pattern of below normal precipitation that is expected to continue. Despite these record drought conditions, the Phoenix metropolitan area continues to maintain sufficient water supplies to meet the needs of its residents and has not introduced mandatory water use restrictions. However, the City of Phoenix has indicated that it is prepared to impose restrictions in future years if necessary. Water restrictions imposed by local governments in the areas we serve may affect our regulated business regardless of our readiness to meet unrestricted customer demand.

Comparison of Results of Operations for the Years Ended December 31, 2007 and 2006

Operating Revenues

The following table summarizes our operating revenues for the years ended December 31, 2007 and 2006.

	For the Year Ended December 31,
Sources of Revenues	2007	2006
	(In thousands)

Water Service	$11,972	$8,364
Wastewater Service	5,714	4,527
ICFAs	6,596	5,952
Other	1,527	2,006

	$25,809	$20,849

Our operating revenue increased $5.0 million, or 24%, from $20.8 million for 2006 to $25.8 million for 2007 based primarily on new service connections as described below.

Water Service.  Water service revenues increased $3.6 million, or 43%, from $8.4 million for 2006 to $12.0 million for 2007 due to 3,938 new service connections in our service areas.

Wastewater Service.  Wastewater service revenues increased $1.2 million, or 26%, from $4.5 million for 2006 to $5.7 million for 2007 due to 2,942 new wastewater service connections in our service areas. Wastewater service includes revenue from our sale of recycled water.

ICFAs.  ICFA revenue increased $644,000, or 11%, from $6.0 million for 2006 to $6.6 million for 2007 due to 5,915 new connections in our service areas covered by ICFAs.

Other Revenue.  Other operating revenue decreased $479,000, or 24%, from $2.0 million for 2006 to $1.5 million for 2007. The decrease was primarily due to a decrease in meter sales, partially offset by increased connection fees.

Operating Expenses

Our operating expenses increased $7.4 million, or 54%, from $13.8 million for 2006 to $21.2 million for 2007. Operating expenses by major category were as follows:

	For the Years Ended December 31,
	2007	2006
	(In thousands)

Operations and maintenance	$2,637	$1,467
General and administrative	9,974	6,754
Depreciation and amortization	8,613	5,601

Total	$21,224	$13,822

Operations and maintenance.  Operations and maintenance costs consisting of production costs (primarily chemicals and purchased power), maintenance costs, and property tax, increased $1.2 million, or 80%, in 2007 compared to 2006. The cost of purchased power increased by $420,000, or 48%, to $1.3 million; property tax increased by $320,000, or 128%, to $569,000 due to increased service connections; the cost of maintenance increased by $199,000, or 288%, due to an increase in our assets in service; and the cost of chemicals increased by $223,000, or 201%, to $334,000 primarily due to the chemicals used in arsenic treatment and chemicals used in the control of odors.

General and administrative.  General and administrative costs include the day-to-day expenses of office operation, salaries and wages, legal and other professional fees, insurance and regulatory fees. These costs increased $3.2 million, or 48%, in 2007 compared to 2006 due to growth in our operations and in preparation for future growth, as well as an increase in our bad debt expense from $63,000 for 2006 to $367,000 for 2007, which we attribute principally to general economic conditions in our market.

Depreciation and amortization.  Our consolidated depreciation and amortization expense increased $3.0 million, or 54%, from $5.6 million for 2006 to $8.6 million for 2007. The increase was primarily due to the increase in our utility plant in service and the full year of amortization of intangible assets purchased in mid-2006.

Other income (expense)

Interest expense, the primary component of our other income (expense), increased $2.9 million, or 199%, from $1.4 million for 2006 to $4.3 million for 2007. The increase was primarily due to increased borrowings to fund capital programs, higher interest rates in 2007 and accretion of the WMC purchase liability. This increase was partially offset by an increase in interest income from $32,000 for 2006 to $380,000 for 2007 primarily due to interest received on a reserve fund established in connection with our Series 2006 tax exempt bonds.

Income tax expense (benefit)

Our income tax benefit increased $664,000, or 90%, from an income tax benefit of $740,000 for 2006 to an income tax benefit of $1.4 million for 2007. The increase is primarily due to increased intercompany interest expense at Global Water, Inc., which created an operating loss for tax purposes.

Income from discontinued operations

Our income from discontinued operations increased from $267,000 for 2006 to $4.1 million for 2007. The increase primarily represents the $6.5 million gain on sale of the utility assets of Cave Creek Water Company, net of tax.

Net income

Net income from continuing operations decreased $4.3 million, or 68%, from $6.3 million for 2006 to $2.0 million for 2007. The decrease is the result of increased operating expenses to support growth, depreciation, and interest expense. Our net income including results from discontinued operations decreased $515,000, or 8%, from $6.6 million for 2006 to $6.1 million for 2007.

Comparison of Results of Operations for December 31, 2006 and 2005

Operating Revenues

The following table summarizes our operating revenue for the years ended December 31, 2006 and 2005:

	For the Year Ended December 31
Sources of Revenues	2006	2005
	(In thousands)

Water Service	$8,364	$3,780
Wastewater Service	4,527	2,732
ICFAs	5,952	4,347
Other	2,006	2,084

	$20,849	$12,943

Our operating revenues increased $7.9 million, or 61%, from $12.9 million for 2005 to $20.8 million for 2006 based primarily on new service connections as described below.

Water Service.  Water service revenues increased $4.6 million, or 121%, from $3.8 million for 2005 to $8.4 million for 2006. The increase was attributable to 9,569 new connections in our service areas, which includes 6,256 service connections added through our acquisition of West Maricopa Combine Inc. in July of 2006.

Wastewater Service.  Wastewater service revenues increased $1.8 million, or 66%, from $2.7 million for 2005 to $4.5 million for 2006 due primarily to 3,079 new connections in our service areas.

ICFAs.  ICFA revenue increased $1.6 million, or 37%, from $4.3 million for 2005 to $6.0 million for 2006 due to 6,101 new connections in our service areas covered by ICFAs.

Other Revenue.  Other operating revenue was relatively unchanged, decreasing 78,000, or 4%, from $2.1 million for 2005 to $2.0 million for 2006.

Operating expenses

Our operating expenses increased $6.3 million or 83%, from $7.5 million for 2005 to $13.8 million for 2006. Operating expenses by major category were as follows:

	For the Years Ended December 31,
	2006	2005
	(In thousands)

Operations and maintenance	$1,467	$792
General and administrative	6,754	3,413
Depreciation and amortization	5,601	3,338

Total	$13,822	$7,543

Operations and maintenance.  Operations and maintenance costs increased by $675,000, or 85%, in 2006 compared to 2005. The cost of purchased power increased by $528,000, or 152%, to $875,000 and property tax increased by $139,000, or 125%, to $250,000 due to increased service connections. Remaining expenses in this category were relatively unchanged from year to year.

General and administrative.  General and administrative costs include the day-to-day expenses of office operation, salaries and wages, legal and other professional fees, insurance and regulatory fees. These costs increased by $3.3 million, or 98%, in 2006 compared to 2005 due to incremental costs associated with increased connections and sales volumes from organic growth in our service territories and the acquisition of WMC in July 2006.

Depreciation and amortization.  Our depreciation and amortization expense increased $2.3 million, or 67%, from $3.3 million for 2005 to $5.6 million for 2006. The increase was primarily due to increased property placed in service as a result of growth in customers in our regulated businesses and the acquisition of WMC in July 2006.

Other income (expense)

Interest expense, the primary component of our other income (expense), increased $1.4 million from 2005 to 2006 due to additional borrowings to fund capital programs.

Income tax expense (benefit)

Our income tax benefit increased $740,000 from $0 for 2005, to $740,000 for 2006. The increase was primarily due to accretion of the WMC purchase liability and increased intercompany interest expense at Global Water, Inc., which created an operating loss for tax purposes.

Income from discontinued operations

Our income from discontinued operations increased from $72,000 in 2005 to $267,000 in 2006 primarily due to the acquisition of Cave Creek Water Company in March 2005. The utility assets of Cave Creek Water Company were sold in 2007.

Net income

Net income from continuing operations increased $904,000, or 17%, from $5.4 million for 2005 to $6.3 million for 2006. The increase is the result of increased revenues from the acquisition of West Maricopa Combine, connection growth in our regulated businesses, and revenue growth from ICFAs. Our net income increased $1.1 million, or 20%, from $5.5 million for 2005 to $6.6 million for 2006.

EBITDA

In addition to the above, we consider EBITDA as a supplemental measure of our results of operations. We define EBITDA as net income or loss before interest expense, income tax expense, depreciation and amortization. The calculation of EBITDA and the reconciliation of net income or loss to EBITDA are shown in “—Non-GAAP Measure” beginning on page 45 of this prospectus. We include the presentation of EBITDA and discuss the reasons for our use of EBITDA as a supplemental measure of our results of operations under “—Non-GAAP Measure.”

Liquidity and Capital Resources

Our business is capital intensive and requires considerable capital resources. A portion of these capital resources are provided by internally generated cash flows from operations, including ICFAs. In addition we obtain funds from external sources, including financing under industrial development authority tax exempt bond offerings and through bank borrowings. Our access to external financing on reasonable terms depends on our credit ratings and current business conditions, including that of the water utility industry in general. If these conditions deteriorate to the extent that we no longer have access to the capital markets at reasonable terms, we have access to a $60 million revolving credit facility that we currently utilize to support our short-term liquidity requirements. See “—Cash Flows from Financing Activities—Wells Fargo Revolving Credit Facility.”

In addition, our regulated utility subsidiaries receive advances and contributions from customers, home builders and real estate developers to fund construction necessary to extend service to new areas. Advances for construction are refundable for limited periods, which vary in accordance with ACC regulations, as new customers begin to receive service or other contractual obligations are fulfilled. Amounts which are no longer refundable are reclassified to contributions in aid of construction. Utility plant funded by advances and contributions is excluded from rate base. Generally, we depreciate contributed property and amortize contributions in aid of construction at the composite rate of the related property.

We use our capital resources, including cash, to (i) fund capital requirements, including construction expenditures, (ii) pay maturing debt, (iii) pay interest, and (iv) invest in new and existing ventures. We spend a significant amount of cash on construction projects that have a long-term return on investment. Additionally, we operate in rate-regulated environments in which the amount of new investment recovery may be limited, and where such recovery takes place over an extended period of time, as our recovery is subject to regulatory lag. See “Business—Regulation.” As a result of these factors, and as is typical for regulated water utilities, our working capital, defined as current assets less current liabilities, as of December 31, 2007, is in a net deficit position.

We expect that we will need to access debt and equity capital markets to meet the balance of our growth capital expenditure requirements. There can be no assurance that we will be able to successfully access such markets on favorable terms or at all.

Cash Flows from Operating Activities

Cash flows from operating activities have been a reliable, steady source of cash flow, sufficient to meet operating requirements and a portion of our capital expenditure requirements. Our future cash flows from operating activities will be affected by economic utility regulation, infrastructure investment, growth in service connections, customer usage of water, ICFAs, compliance with environmental health and safety standards, production costs, weather and seasonality. Operating cash flows can be negatively affected by changes in our rate regulatory environments.

The following table provides a summary of the major items affecting our cash flows from operating activities for the periods indicated:

	Year Ended December 31,
	2007	2006	2005
	(In thousands)

Net income	$6,069	$6,584	$5,485
Add (subtract):
Non-cash operating activities(1)	3,295	6,581	3,721
Changes in working capital(2)	(2,126)	4,073	(2,917)
Changes in noncurrent assets and liabilities(3)	(1,347)	19,545	17,146

Net cash provided by operating activities	$5,891	$36,783	$23,435

(1)	Includes depreciation, amortization of intangible assets, (gain) loss on sale of assets, provision for deferred income taxes, and provision for losses on utility accounts receivable.

(2)	Changes in working capital include changes to accounts receivable and accrued utility revenue, ICFA fees receivable, other current assets, accounts payable, taxes accrued (including federal income), interest accrued, and other current liabilities.

(3)	Changes in deferred revenue and prepaid ICFA fees received upon execution and contractual milestones.

Our net cash provided by operating activities increased $13.4 million from $23.4 million for 2005 to $36.8 million for 2006 and decreased $30.9 million to $5.9 million for 2007. The increase in 2006 was due to increases in net income adjusted for non-cash operating activities, decreases in working capital and increases in ICFA fees collected that we defer recognizing as revenue until water meters are installed and service begins to a particular lot. The decrease in 2007 was primarily due to increases in working capital and decreases in ICFA fees. The increase in working capital was primarily due to reductions in distributions and accounts payable.

Cash Flows from Investing Activities

Cash flows used in investing activities were as follows for the periods indicated:

	Year Ended December 31,
	2007	2006	2005
	(In thousands)

Capital expenditures	$(67,842)	$(51,172)	$(27,693)
Acquisitions	(3,505)	(15,836)	(5,969)
Other investing activities, net(1)	19,273	(350)	50

Net cash flows used in investing activities	$(52,074)	$(67,358)	$(33,612)

(1)	Includes proceeds from discontinued operations, proceeds from the sale of assets, and deposits.

Cash used in investing activities increased $33.8 million from $33.6 million for 2005 to $67.4 million for 2006 as we increased investment in acquired regulated infrastructure projects. While the amount invested in capital expenditures increased again in 2007 as compared to 2006, our overall net cash used in investing activities decreased $15.3 million to $52.1 million for 2007. The primary reason for this decrease was the inflow of $19.5 million of cash relating to the disposition of the utility assets of Cave Creek Water Company.

Cash used in investing activities will continue to rise during 2008 as capital expenditures are expected to be approximately $20 million during 2008. We intend to invest capital strategically in service areas where we are able to deploy our TWM model and increase our service connection base. This may include strategic acquisitions and the construction of new water and wastewater treatment and delivery facilities. Our projected capital expenditures and other investments are subject to periodic review and revision to reflect changes in economic conditions and other factors.

Cash Flows from Financing Activities

Our financing activities include the issuance of long-term and short-term debt on the terms summarized below.

Series 2006 and 2007 Tax-Exempt Bonds

We are obligated with respect to $36,495,000 of tax-exempt revenue bonds and $54,135,000 of tax-exempt revenue bonds, issued in 2006 and 2007, respectively, by the Industrial Development Authority of the County of Pima (Arizona). The development authority has loaned the proceeds of the bonds to us to finance the costs of acquiring, constructing and equipping water and wastewater conveyance and treatment facilities to be owned and utilized by us or certain of our wholly owned subsidiaries. We also used bond proceeds to establish separate debt service reserve funds for each series of bonds and to pay certain costs of issuing the bonds.

The 2006 bonds consist of term bonds maturing on December 1, 2017, December 1, 2022 and December 1, 2032, and bear interest at rates ranging from 5.45% to 5.75% per annum. The 2006 bonds are subject to mandatory annual sinking fund redemption in varying amounts on December 1 beginning in 2010, 2018 and 2023, respectively. Except in the case of certain extraordinary events (one of which is our completion of an initial public offering), the 2006 bonds are not subject to optional redemption at our election until December 1, 2017 or after, but may then be redeemed in whole or in part at par plus accrued interest. If notification of a “determination of taxability” is received with respect to the 2006 bonds, we are obligated to cause such bonds to be redeemed within 180 days, at a redemption price equal to 103% of the principal amount redeemed, plus accrued interest.

The 2007 bonds were issued as term bonds maturing on December 1, 2013 and December 1, 2037, and bear interest at rates ranging from 5.50% to 6.55% per annum. The 2007 bonds are subject to mandatory annual sinking fund redemption in varying amounts on December 1, beginning in 2011 and 2014, respectively. Except in the case of certain extraordinary events (one of which is our completion of an initial public offering), the 2007 bonds maturing in 2013 are not subject to optional redemption. We have the option of redeeming the 2007 bonds maturing in 2037, in whole or in part, on or after December 1, 2017, at a redemption price of par plus accrued interest. If notification of a “determination of taxability” is received with respect to the 2007 bonds, we are obligated to cause such bonds to be redeemed within 180 days, at a redemption price equal to 103% of the principal amount redeemed, plus accrued interest.

The loan agreement relating to our Series 2006 and Series 2007 revenue bonds imposes an annual minimum debt service coverage test on us. The bond loan agreement also prohibits us from incurring additional long-term indebtedness unless no default or event of default under the loan agreement exists (or would be caused by such incurrence) and unless we meet, on a pro forma basis, a minimum ratio of income available for debt service to maximum annual debt service on our long-term indebtedness. This restriction does not limit our ability to incur indebtedness under our current revolving credit facility or to incur short-term indebtedness or subordinated indebtedness meeting the requirements of the bond documents. We are also prohibited from creating or permitting encumbrances or liens on our assets, other than those specifically permitted (which include liens in favor of our senior credit facility bank).

Both the 2006 and the 2007 bonds are secured by a lien on the revenues (less certain operating expenses) of our operating subsidiaries, whose facilities were financed by the bonds. Such revenues also secure our revolving credit facility on a parity basis with the bonds, pursuant to the terms of an intercreditor agreement among the bond trustee, the bank lender under our senior revolving credit facility and us.

The revolving credit facility and the bond loan agreements are cross-defaulted to one another. Upon the occurrence of any default under the revolving credit agreement that is not cured within any applicable grace or cure period, the revolving credit lender could suspend funding, or possibly terminate its loan commitment, accelerate the outstanding obligations under the credit facility and exercise any of its other rights and remedies under the revolving credit documents. Upon the occurrence of any event of default under the bond loan agreement, the trustee for any particular series of bonds may, or upon written direction from the holders of at least 50% in outstanding principal amount of that series of bonds, is required to, accelerate the maturity of the bonds and exercise any other rights and remedies available to it.

Subject to compliance with a pro forma debt incurrence test and certain other conditions, the development authority may issue additional revenue bonds for our benefit. Under the terms of the bond documents, the additional bonds would be secured by the collateral for the 2006 and 2007 bonds on a parity basis. We still have available $25.9 million in directors’ discretionary portion of tax exempt volume cap allocation. If market conditions improve materially during 2008, we may move to issue the remaining allocation. We have until December 2009 to issue the remaining bonds in order to recoup a 1% deposit.

Wells Fargo Revolving Credit Facility.  We have entered into a one-year committed revolving credit facility with Wells Fargo Bank, N.A. This credit facility will terminate on March 31, 2009 unless extended and is used primarily for short-term working capital needs. Interest rates on advances are based on the prime rate of Wells Fargo Bank, N.A., less 1.25%. We have the option to fix the rate on a portion of outstanding borrowings at the applicable LIBOR plus 1.25%. In addition, the credit facility has a letter of credit sub-feature, which allows for up to $15 million of the total line to be outstanding at any time in the form of a letter of credit. As of December 31, 2007, $34.6 million was outstanding under the revolving credit facility and $3.3 million in letters of credit had been issued. All indebtedness under this facility is secured by a blanket lien covering the stock of our utility subsidiaries, the limited liability company interests of Global Water Management, LLC and other assets and is guaranteed by one of our directors, William S. Levine, and Levine Investments, L.P., a limited partnership of which Mr. Levine is a general partner. If this credit facility were not extended beyond its current maturity date of March 31, 2009, we would seek to substitute bond or equity financing, although our growth would be restricted.

Our ability to borrow under this credit facility is limited to a cash coverage ratio of 1.35:1, calculated by dividing last twelve months of EBITDA by cash interest payments on all debt made during the same period. If our outstanding borrowings under the credit facility were to exceed this borrowing base, we would be required to repay the excess within 10 days. Our revolving credit agreement contains customary representations and warranties, affirmative, financial reporting and negative covenants, and events of default. Among other things, the credit agreement restricts our ability to incur other indebtedness and guaranties; to merge or consolidate with, or to transfer all or a substantial or material portion of our assets to, any other entity (except for acquisitions within the water and wastewater utility industry); to make certain loans and investments; and to encumber our assets. Financial covenants in the credit agreement require us to maintain at least a minimum net worth, a minimum ratio of annualized recurring EBITDA to annualized interest expense plus current maturities of long-term indebtedness, and a maximum ratio of total senior funded debt to annualized recurring EBITDA. See “ — EBITDA” and “ — Non-GAAP Measure.”

During 2007, borrowings under our revolving credit facility increased by $13.9 million and we borrowed an aggregate of $54.1 million under the loan agreement relating to the Series 2007 tax-exempt bonds. During 2006, borrowings under our revolving credit facility decreased by $612,000 and we borrowed an aggregate of $36.5 million under the loan agreement relating to the Series 2006 tax-exempt bonds. During 2005, borrowings under our revolving credit facility increased by $15.7 million.

Other Financing.  In addition to other sources of financings, we also received customer advances and contributions for on-site construction (net of refunds) of $4.5 million, $4.8 million and $2.1 million in the years ended December 31, 2007, 2006 and 2005, respectively. We also had loans with the Water Infrastructure and Finance Authority of Arizona of approximately $2.7 million at December 31, 2007. The loans have interest rates ranging from 4.375% to 8.0% and maturity dates ranging from 2008 to 2026. See Note 9 to Combined Consolidated Financial Statements.

Our 2008 financing plan reflects management’s intent to fund capital needs through a relatively balanced approach between long-term debt and equity. We expect to fund future maturities of long-term debt through a combination of external debt, cash flow from operations, and issuances of equity. Except as described in “Use of Proceeds,” we have no plans to reduce debt significantly.

Short-Term Debt

Short-term debt consisted of the current portion of secured bank loans.

Regulatory Restrictions

Our issuance of long-term debt securities does not require authorization of the ACC if no guarantee or pledge of the regulated subsidiaries is utilized. However, ACC authorization is required for the issuance of long-term debt by our regulated subsidiaries. Our regulated subsidiaries normally obtain the required approvals on a periodic basis to cover their anticipated financing needs for a period of time or in connection with specific financing.

Under applicable law, our subsidiaries can pay dividends only from retained, undistributed or current earnings. A significant loss recorded at a subsidiary may limit the dividends that these companies can distribute to us.

Insurance Coverage

We carry various property, casualty and financial insurance policies with limits, deductibles and exclusions consistent with industry standards. However, insurance coverage may not be adequate or available to cover unanticipated losses or claims. We are self-insured to the extent that losses are within the policy deductible or exceed the amount of insurance maintained. Such losses could have a material adverse effect on our short-term and long-term financial condition and the results of operations and cash flows.

Contractual Obligations and Commitments

We enter into obligations with third parties in the ordinary course of business. These obligations, as of December 31, 2007, are set forth in the table below:

		Less than			More than
Contractual obligation(1)(2)	Total	1 Year	1 - 3 Years	3 - 5 Years	5 Years
	(In thousands)

Long term debt obligations	$128,295	$138	$36,343	$2,821	$88,993
Interest on long-term debt(3)	124,190	8,253	12,130	11,337	92,470
Acquisitions(4)	54,875	14,375	12,000	18,500	10,000
Operating lease obligation	1,980	492	1,015	473	—

Total	$309,340	$23,258	$61,488	$33,131	$191,463

(1)	In addition to these obligations, we pay refunds on advances in aid of construction over a specific period of time based on operating revenues related to developer-installed water mains or as new customers are connected to and take service from such mains. After all refunds are paid or at the expiration of the agreement, any remaining balance is transferred to contributions in aid of construction. The refund amounts are not included in the above table because the refund amounts and timing are dependent upon several variables, including new customer connections, customer consumption levels and future rate increases, which cannot be accurately estimated. Portions of these refund amounts are payable annually over the next several decades, and amounts not paid by the contract expiration dates become non-refundable.

(2)	Under existing Memoranda of Understanding with the cities of Maricopa and Casa Grande, we are obligated to pay fees to the cities equal to between 2% and 3% of revenue depending on location and between $50 and $100 per meter set in their planning area as a one-time fee. The amounts of such payments cannot presently be determined because we are unable to predict the number of meters that will be installed.

(3)	Interest on the bonds is based on the fixed rate for the term; interest on the revolver is based on the variable rate in effect at December 31, 2007.

(4)	In addition to the amounts shown on the table, we are obligated to pay $1.25 million for our purchase of CP Water Company through a reduction of future ICFA fees and $8.0 million for our purchase of Francisco Grande Utility Company, which will be paid once the transfer of service area is approved. Such amounts are contingent and cannot be determined with accuracy at this time.

Quantitative and Qualitative Disclosure about Market Risk

We are exposed to market risk associated with changes in commodity prices, equity prices and interest rates. We use a combination of fixed-rate and variable-rate debt to reduce interest rate exposure. As of December 31, 2007 a hypothetical 10% increase in interest rates associated with variable rate debt would result in a $327,000 decrease in our pre-tax earnings. Our risks associated with price increases for chemicals, electricity and other commodities are mitigated by our ability to recover our costs through rate increases to our customers.

Non-GAAP Measure

In evaluating our business, we consider and use EBITDA as a supplemental measure of our operating performance. We define EBITDA as net income or loss before interest expense, income tax expense, depreciation and amortization. We believe use of EBITDA facilitates operating performance comparisons from period to period and company to company by removing potential differences caused by variations in capital structures (affecting primarily relative interest expense), the book amortization of intangibles (affecting relative amortization expense), the age and book depreciation of facilities and equipment (affecting relative depreciation expense) and other non-cash charges. We believe that, by eliminating such effects, EBITDA provides a meaningful measure of overall corporate performance exclusive of our capital structure and the method and timing of our expenditures associated with building and placing our systems. We also present EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties as a measure of financial performance.

The term EBITDA is not defined under U.S. generally accepted accounting principles, or U.S. GAAP, and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Our EBITDA has limitations as an analytical tool, and when assessing our operating performance, you should not consider EBITDA in isolation, or as a substitute for net income (loss) or other consolidated income statement data prepared in accordance with U.S. GAAP. Some of these limitations include, but are not limited to:

•	it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	it does not reflect changes in, or cash requirements for, our working capital needs;

•	it does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	it does not reflect income tax expense, cash required for any tax payments or the cash availability for any tax refunds;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements; and

•	other companies may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

We compensate for these limitations by relying primarily on our U.S. GAAP results and using EBITDA only supplementally.

The following table provides a reconciliation of financial measures prescribed by U.S. GAAP to financial measures referred to in this report, other than those prescribed by U.S. GAAP, which are also known as non-GAAP measures.

	Year Ended December 31,
	2007	2006	2005
	(In thousands)

Income from continuing operations (GAAP)	$2,009	$6,317	$5,414
Income tax expense (benefit)	(1,404)	(740)	—
Interest expense	4,329	1,448	7

Adjusted EBIT (non-GAAP)	$4,934	$7,025	$5,421

Depreciation and amortization	8,613	5,601	3,338

Adjusted EBITDA (non-GAAP)	$13,547	$12,626	$8,759

Critical Accounting Policies and Estimates

The application of critical accounting policies is particularly important to our financial condition and results of operations and provides a framework for management to make significant estimates, assumptions and other judgments. Although our management believes that these estimates, assumptions and other judgments are appropriate, they relate to matters that are inherently uncertain. Accordingly, changes in the estimates, assumptions and other judgments applied to these accounting policies could have a significant impact on our financial condition and results of operations as reflected in our combined consolidated financial statements.

Our financial condition, results of operations and cash flow are impacted by the methods, assumptions and estimates used in the application of critical accounting policies. Management believes that the areas described below require significant judgment in the application of accounting policy or in making estimates and assumptions in matters that are inherently uncertain and that may change in subsequent periods. Our management has reviewed these critical accounting policies and the estimates and assumptions regarding them. In addition, our management has also reviewed the following disclosures regarding the application of these critical accounting policies.

Goodwill and Intangible Assets

As of December 31, 2007, we had $45.8 million of goodwill and $33.6 million of intangible assets. The goodwill is associated entirely with the acquisition of WMC and its five subsidiary utilities in 2006, representing the excess of the purchase price over the fair value of the net tangible and intangible assets acquired, and was assigned to reporting units based on the fair values at the date of the acquisition. Intangible assets consist of various recharge permits, certificated service areas and contract rights.

We performed a purchase price allocation analysis for WMC and its subsidiaries as of the acquisition date of July 11, 2006 using the discounted cash flow method to allocate $51.4 million of the purchase price to identifiable intangible assets and goodwill. Recharge permits held by WMC were identified as intangible assets and allocated $5.6 million of value. The balance was allocated as goodwill to the five subsidiary utilities in amounts determined by the analysis.

In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” referred to as SFAS 142, goodwill is reviewed annually or more frequently if changes in circumstances indicate the carrying value may not be recoverable. To test for impairment, we utilize discounted estimated future cash flows and comparable public company market data analyses to measure fair value for each reporting unit. This calculation is highly sensitive to the estimated future cash flows of each reporting unit, the discount rate assumed and the change in market data in these calculations. Annual impairment reviews are performed in the fourth quarter. Application of the goodwill impairment test requires management’s judgments, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units and determining the fair value of each reporting unit. In addition, we will need to consider the market price of our common stock on the date of the concurrent initial public offering or a decline over a period of time of our stock price following the consummation of the concurrent initial public offering.

Impairment of Long-Lived Assets

Long-lived assets, other than goodwill and intangible assets, which are discussed above, consists primarily of utility plant assets. Long-lived assets, other than land and goodwill, are depreciated over their estimated useful lives and are reviewed for impairment whenever changes in circumstances indicate the carrying value of the asset may not be recoverable. Such circumstances would include items such as a significant decrease in the market price of a long-lived asset, a significant adverse change in the manner in which the asset is being used or planned to be used or in its physical condition, or a history of operating or cash flow losses associated with the use of the asset. In addition, changes in the expected useful life of these long-lived assets may also be an impairment indicator. Potential impairment of assets held for use is determined by comparing the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying value of the asset exceeds its fair value. We estimate the fair value of the asset from future cash flows expected to result from the use and, if applicable, the eventual disposition of the assets. If the carrying value is greater than the fair value, an impairment loss is recognized equal to the amount by which the asset’s carrying value exceeds its fair value. The key variables that must be estimated include assumptions regarding sales volume, rates, operating costs, labor and other benefit costs, capital additions, assumed discount rates and other economic factors. These variables require significant management judgment and include inherent uncertainties since they are forecasting future events. A variation in the assumptions used could lead to a different conclusion regarding the realizability of an asset and thus could have a significant effect on the combined consolidated financial statements.

Revenue Recognition

Revenues of the regulated utility subsidiaries are recognized as water and wastewater services are delivered to customers and include amounts billed to customers on a cycle basis and unbilled amounts based on estimated usage from the date of the latest meter reading to the end of the accounting period. Unbilled revenues as of December 31, 2007, 2006 and 2005 were $331,000, $221,000 and $87,000, respectively. Increases in volumes delivered to the utilities’ customers and favorable rate mix due to changes in usage patterns in customer classes in the period could be significant to the calculation of unbilled revenue. Changes in the timing of meter reading schedules and the number and type of customers scheduled for each meter reading date would also have an effect on the estimated unbilled revenue; however, since the majority of our customers are billed on a monthly basis, total operating revenues would remain materially unchanged.

Revenue from ICFAs with developers and homebuilders is recognized at the time water meters are installed and service begins to a particular lot. Cash received under the agreements prior to the commencement of water service is recorded as deferred revenue in the combined consolidated balance sheets.

Accounting for Income Taxes

Prior to the Reorganization, we will have been a limited liability company that elected to be treated as a partnership for income tax purposes, which means that elements of income and expense flow through and are taxed to the members on an individual basis. As a result, a provision or liability for income taxes for these entities is not included in the combined consolidated financial statements. After the Reorganization, we will be subject to corporate income tax.

Our subsidiaries, Global Water—Palo Verde Utilities Company, Global Water—Santa Cruz Water Company, and GWI and its subsidiaries are taxable incorporated entities that utilize the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of all of the deferred tax assets will not be realized. There were no valuation allowances reported at December 31, 2007, 2006 or 2005.

Recently Issued Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (FASB), issued Statement of Financial Accounting Standards No. 141(R) “Business Combinations,” (SFAS No. 141(R)). This statement establishes principles for recognizing assets and liabilities acquired in a business combination, contractual contingencies and certain acquired contingencies to be measured at their fair values at the acquisition date. This statement requires that acquisition-related costs and restructuring costs be recognized separately from the business combination. SFAS 141(R) is to be applied prospectively to business combinations for which the acquisition date is on or after our fiscal year beginning January 1, 2009.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115,” referred to as SFAS 159. This standard permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This standard will be effective for us on January 1, 2008. We did not elect to measure any assets or liabilities at fair value under this standard.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements,” referred to as SFAS 157. This statement defines fair value, establishes a framework for using fair value to measure assets and liabilities, and expands disclosures about fair value measurements. The statement applies when other statements require or permit the fair value measurement of assets and liabilities. This statement does not expand the use of fair value measurement. SFAS 157 is effective for us beginning January 1, 2008. The adoption of SFAS 157 did not have a material effect on our financial statements.

See Note 1 to our Combined Consolidated Financial Statements for a discussion of new accounting standards recently adopted or pending adoption.

BUSINESS

Introduction

We are a water resource management company that provides water, wastewater and recycled water utility services. Recycled water is highly treated and purified wastewater that is distributed throughout the communities we serve for a variety of non-potable uses through a separate distribution system of purple pipes. We call our integrated approach “Total Water Management,” or “TWM,” a term which we use to mean managing the entire water cycle, both to conserve water and to maximize its total economic value. Our application of TWM has proven to be effective as a means of water scarcity management that promotes sustainable communities in areas where management expects growth to outpace existing potable water supply.

We currently own and operate 16 water and wastewater utilities in strategically targeted communities in metropolitan Phoenix, Arizona. We have grown significantly since our formation in 2003, with total revenues increasing from $4.9 million to $25.8 million from 2004 to 2007 and service connections increasing from 8,145 to 38,682 from December 31, 2004 to December 31, 2007, with the potential capacity in our planning areas to serve approximately two million service connections in the future.

Our objective is to become the largest investor-owned operator of integrated water and wastewater utilities in areas of the arid western U.S. where water scarcity management is necessary for long-term economic sustainability and growth.

Our growth strategy involves the elements listed below:

•	acquiring or forming utilities in the path of prospective population growth;

•	expanding our service areas geographically and organically growing our customer base;

•	deploying our TWM approach into these utilities and service areas;

•	structuring and operating related unregulated businesses; and

•	replicating our business model in areas of water scarcity.

U.S. Water and Wastewater Industry

Overview

The U.S. water and wastewater industry has three main segments: (i) utility, which involves supplying water, wastewater and water recycling services to consumers; (ii) general products and services, which involves providing water- and wastewater-related products and services to water and wastewater utilities and other customers on a contract basis; and (iii) water resource management, which involves production and monetization of water as a commodity through the trading of rights and credits.

The utility segment includes municipal systems, which are owned and operated by local governments or governmental subdivisions, and investor-owned systems. Growth of service providers in the utility segment is principally achieved through acquisitions of other water and wastewater systems and organic growth of the population served by such providers.

The utility segment is characterized by high barriers to entry, including high capital spending requirements. Investor-owned water and wastewater utilities also face required regulatory approval processes, which may involve obtaining relevant operating approvals, including certificates of public convenience and necessity or similar authorizations (CC&Ns) from state public utility commissions or other entities engaged in economic regulation of public utilities (PUCs). Investor-owned water and wastewater systems are generally economically regulated by the PUCs in the states in which they operate. The federal government and the states also regulate environmental, health and safety and water quality matters for both investor-owned and government-owned water and wastewater utilities.

The general products and services segment includes engineering and consulting companies and numerous other fee-for-service businesses. These include the building, financing and operating of water and wastewater utility systems, system repair services, contract operations, laboratory services, manufacturing and distribution of system technology components, and other specialized services. The general services segment is characterized by aggressive competition and market-driven growth and profit margins.

The water resource management segment responds to the increasing demand for fresh water driven by population growth, changing weather patterns and concentration of urban populations. This has created opportunity for companies that can increase fresh water availability in areas where scarcity presents serious concern. Speculators anticipating future supply shortages and cost increases are driving the growing market for water rights. A water right evidences the legal right to extract water from an existing source and redirect it for beneficial use. The economic value of a water right depends on factors such as proximity to end use, local demand and growth, seniority relative to other rights and transferability. Companies with access to abundant supplies may also engage in water wholesaling to utilities or other end users.

Aging water infrastructure coupled with continuing population growth will require significant infrastructure investment throughout the U.S. Required spending encompasses rehabilitation of existing systems, installation of new infrastructure to accommodate growth in and improvements to water quality and wastewater discharges mandated by stricter water quality standards which began with the passing of the Clean Water Act in 1972 and the Safe Drinking Water Act of 1974. The U.S. Environmental Protection Agency (EPA) estimates that approximately $276.7 billion will be needed between 2003 to 2022 in order to continue to provide clean and safe drinking water to water system consumers. These needs include installation of new infrastructure as well as rehabilitation or replacement of deteriorated or undersized infrastructure. The EPA documented the total infrastructure needs of publicly-owned wastewater treatment utilities during the period between 2004 and 2024 at $202.5 billion, of which more than 65% represented wastewater treatment, collection and conveyance.

The following charts set forth estimated capital expenditure needs for U.S. water and wastewater systems for the periods shown:

Drinking Water Infrastructure Needs 2003-2022 Source: EPA Drinking Water Infrastructure Needs Survey & Assessment, 3rd Report (June 2005)	Wastewater Infrastructure Needs 2004-2024 Source: EPA Clean Watershed Needs Survey (January 2004)

Recycled water distribution, as shown in the above chart, is a new category designed to report on the increasing trend toward using recycled water for beneficial purposes such as irrigation. Fifteen states reported $4.3 billion in recycled water distribution needs in response to the EPA survey. According to Global Water

Intelligence Water Reuse Markets 2005-2015, A Global Assessment and Forecast, approximately $25.1 billion is projected for investment in recycled water distribution internationally over the next ten years.

Recycled water is created by taking wastewater and applying advanced tertiary treatment to create a high quality, non-potable water source. The use of recycled water for non-potable applications has the potential to reduce demand for potable water by up to approximately 40% as opposed to conventional wastewater discharge methods.

Fragmentation and Consolidation

The utility segment of the U.S. water and wastewater industry is highly fragmented, with approximately 53,000 water systems and approximately 16,000 wastewater systems, according to the EPA. As shown in the charts below, the majority of the approximately 53,000 water systems are very small, serving a population of 500 or less. Government-owned systems make up the vast majority of the U.S. water and wastewater utility segment, accounting for approximately 84% of all water systems in the U.S. and approximately 98% of all wastewater systems in the U.S. Investor-owned water and wastewater systems account for the remainder of the water and wastewater systems in the U.S.

The following charts set forth the total U.S. water industry by system type and the total population served by system type, respectively, for 2005:

This large number of relatively small water and wastewater utilities results in inefficiencies in the marketplace, since smaller utilities may not have the operating expertise, financial and technological capability or economies of scale to provide services or raise capital as efficiently as larger utilities. These inefficiencies may lead to industry consolidation in the future, as the investor-owned utilities acquire smaller, local water and wastewater systems. Investor-owned utilities that have greater access to capital are generally more capable of addressing increasingly stringent environmental and human health standards, navigating a wide variety of regulatory processes and making mandated and other necessary infrastructure upgrades to both water and wastewater systems.

Large investor-owned utilities that are able to spread overhead expenses over a larger customer base reduce the costs to serve each customer. Since many administrative and support activities can be efficiently centralized to gain economies of scale and sharing of best practices, companies that participate in industry consolidation have the potential to improve operating efficiencies, lower unit costs and improve service at the same time.

Water and Wastewater Rates

Investor-owned water and wastewater utilities generate operating revenue from customers based on rates that are established by PUCs through a rate-setting process that may include public hearings, evidentiary hearings and the submission by the utility of evidence and testimony in support of the requested level of rates. In evaluating a rate case, state PUCs typically focus on five areas: (i) the amount and prudence of investment in facilities considered “used and useful” in providing public service; (ii) the operating and maintenance costs and taxes associated with providing the service (typically by making reference to a representative 12-month period of time, known as a test year); (iii) the appropriate rate of return; (iv) the tariff or rate design that allocates operating revenue requirements equitably across the customer base; and (v) the quality of service the utility provides, including issues raised by customers. For most consumers, water and wastewater bills make up a relatively small percentage of household expenditures compared to other utility services.

The following chart sets forth the relative cost of water in the U.S. as a percentage of total household utility expenditures:

Many municipal water and wastewater systems do not adequately account for their infrastructure investment needs and charge rates below cost, which effectively subsidizes water and wastewater services for their consumers. As a result, they generate insufficient revenue to finance infrastructure investments and in some cases, operations and maintenance costs as well, and will need to increase their rates absent other sources of funding. Large investor-owned utilities’ rates are premised upon a pricing approach that recovers the full cost of water and wastewater services. The elimination of rate subsidies (explicit or otherwise) would also signal the value of water to consumers and play an important role in demand-side management, encouraging conservation of water. New, investor-owned systems that do not require integration with existing facilities, also known as “green field” systems, typically incorporate full cost pricing from initiation of services.

Public-Private Partnerships

Capital expenditures related to municipal water supply, treatment and distribution and wastewater collection and treatment facilities are typically funded by water and wastewater rates, taxes or the issuance of bonds. However, raising large amounts of funds is challenging for municipal water utilities, which impacts their ability to increase capital spending. In order to meet their capital spending challenges, many municipalities are examining a combination of privatizations and partnerships with the private sector. Privatization involves a transfer of responsibility for, and ownership of, the utility from the municipality to the private sector. Partnerships between municipalities and the private sector (“public-private partnerships”) include design, build, operate contracts; build, own, operate and transfer contracts; and own, leaseback and operate contracts. Under these types of contracts, the municipality maintains ownership of the water system and the private sector takes responsibility for managing and operating the system.

Sources of Supply

Raw water is typically collected from one of three sources:

•	surface water, including reservoirs, lakes, ponds, rivers and streams;

•	groundwater, drawn from wells and aquifers; and

•	purchased water obtained from other water suppliers, or through the use of water credits.

Throughout the U.S., water is supplied primarily from surface water and groundwater. In the arid western U.S., available surface water is largely allocated, leaving little room for expansion of this source to meet increasing demand. Procurement of surface water can also be expensive, often requiring miles of transport before consumption. The amount of water in a surface water source is dependent on annual precipitation, and water restrictions may be implemented by state or local agencies if water levels drop below a predetermined amount. In some cases, a regional drought may cause authorities to implement water use restrictions throughout a jurisdiction impacting all utilities, even those whose supplies are more than adequate.

Groundwater is not renewable except to the extent it is recharged. The ability to extract and use groundwater is limited by a number of factors, including regulatory restrictions, depth, geology and chemistry. Groundwater and surface water supplies are increasingly strained by population growth. This scarcity is also being exacerbated by drought in many regions of the U.S. and in other countries and by the effects of climate change. As a result, we believe there is a heightened public and regulatory focus on the importance of and use of renewable resources generally, including water.

Although purchased water is available through suppliers, including other utilities and water wholesale agencies, its price and availability are relatively volatile and subject to negotiation. Fresh water availability can be improved through the creation of fresh water from seawater, a process called desalination. Desalination is a potential source of drinking water, but its potential benefit as an alternative source of drinking water is limited due to a number of factors, including cost of production and proximity to sources of water for the desalination process. Accomplished through thermal distillation or reverse osmosis, desalination is more common in fresh water scarce regions of the world with an abundant supply of seawater.

In areas of water scarcity, such as the arid western U.S., water recycling represents a relatively simple and inexpensive means of augmenting supply as compared to the use of surface water, groundwater, purchased water or desalination. The principal savings relate to energy savings and the reduced need for long-distance water transportation and associated pipeline construction costs and energy. For example, the following graph compares the energy consumption involved in producing water that is recycled, pumped from the aquifer, imported and desalinated.

Relative Energy Costs of Production
(kWh/acre-foot)

Source: Future Potential for Recycled Water, Bahhman Sheikh, Tampa, Florida, September 11, 2007.

Unique Characteristics of the Arid Western U.S.

Many states in the arid western U.S. are characterized by a combination of population growth and limited renewable water supply. In these areas, there is increased likelihood of water scarcity and conflict as population grows and increased temperatures due to climate change place additional stress on water resources. Already there is evidence of shifting public opinion and government policies in many of these states that favor demand-side management practices such as water recycling and reuse.

Population Growth

Arizona, California, Idaho, Nevada and Utah, located in the arid western U.S., are projected by U.S. Census data to grow from an aggregate population of 48.1 million in 2005 to an estimated aggregate population of 59.0 million in 2020, a 22.7% increase. This growing population will require an increasing supply of water.

Water Scarcity

In addition to increased demand for water and wastewater services resulting from a significant projected increase in population, states in the arid western U.S. have been required to deal with general conditions of water scarcity exacerbated by extended periods of drought. The region’s principal sources of water supply—groundwater and surface water—are characterized by limited and diminishing availability. Groundwater is not renewable except to the extent it is recharged; however, in some areas of the arid western U.S., it is being withdrawn more rapidly than it is being replenished. Although surface water is renewable, its principal sources of supply are experiencing shortages that are projected to continue over the long term. For example, Lake Mead, the vast reservoir for the Colorado River water that sustains the rapidly growing cities of Phoenix and Las Vegas, could lose water faster than previously thought and run dry by 2021, according to a January 2008 study by scientists at the Scripps Institution of Oceanography (the “Scripps Study”). In addition, the Colorado River is over-allocated and its flow may be insufficient without further conservation measures to support projected demand, particularly in Arizona. See “—Impact of Projected Growth in Arizona.”

The following map illustrates the susceptibility of the western U.S. to the lack of a sustainable water supply.

Source: Electric Power Research Institute, 2003 Survey of Water Use and Sustainability in the United States with a Focus on Power Generation.

Climate Change

According to a climate change study published in February 2008 in Science Magazine, up to 60% of the changes in river flow, winter air temperature and snow pack runoff in the western U.S. result from increased production of atmospheric greenhouse gases. The Scripps Study cites a number of models suggesting that increasing temperatures resulting from global warming will lead to a significant decrease in surface water available to the western U.S. through runoff to the Colorado River. The estimates of runoff reduction range from 10% to 30% over the next 30 to 50 years. Even small increases in winter air temperature are likely to reduce the amount of mountain snowfall, and as a result, snowpack that previously acted as timed-release water storage will provide less water as it melts in the spring. Additionally, earlier melting could result in increased flooding that cannot be captured completely by existing dams, reservoirs and other infrastructure.

Laws and Regulations

In response to these conditions and prospects, some states are adopting policies and regulations promoting demand management and water reuse. For example:

•	California has provided in its state water code that the use of potable water for specified non-potable uses is an unreasonable use of water if recycled water is available for such purposes;

•	the Southern Nevada Water Authority has adopted a variety of conservation incentives, including economic incentives for water-efficient landscaping;

•	Arizona has adopted regulations defining Class A+ recycled water and authorizing a variety of uses for such water; and

•	All of the states in the arid western U.S. (except for California, which has delegated planning to the local level) have adopted drought preparedness plans, with Arizona’s plan stating that treated wastewater has the potential to replace potable water supply when potable water quality is not required.

Impact of Projected Growth in Arizona

Projected Population and Economic Growth.  Arizona presents significant long-term population and economic growth prospects despite a recent real estate market slowdown. The following table provides U.S. Census data comparing Arizona’s current and projected population growth with that of the U.S.

	Arizona	U.S.

2007 estimated population	6.4 million	301.6 million
Projected population 2030	10.5 million	356.2 million
Total percentage growth 2010-2030	61.4%	17.7%
Average annual percentage growth 2010-2030	3.1%	0.9%

Additionally, the Maricopa Association of Governments estimates that by 2020 Phoenix will add approximately 1.4 million new jobs and 926,000 additional housing units. A Global Insight Inc. forecast predicts that Arizona will show the second highest job growth rate in the U.S. over the next 25 years. We believe these growth prospects are based on a variety of factors, including: Arizona’s warm climate; predominantly single-family development; informal lifestyles; geographic proximity to the West Coast, Mexico and Texas; a balanced, competitive tax structure; business incentives focused on job growth; a relatively low cost of living, particularly in the housing area; and business and governmental leadership and cooperation.

Increased Need for Water.  Arizona’s growing population will require an increasing supply of water. Based on U.S. Census data and CAP water supply and demand projections, statewide demand is likely to exceed the available water supply as early as 2040, when Arizona is projected to reach a population of approximately 13.4 million. Drought conditions and shortfalls in surface water supply contribute to this situation.

Arizona draws on three sources of water for consumptive use: the Colorado River, groundwater and other surface water. It is also increasingly using recycled water for non-potable uses. Approximately 35%, or 2.8 million acre-feet, of Arizona’s water comes from the Colorado River, and approximately half of that is delivered through the CAP to central Arizona. The Colorado River is presently over-allocated, with Arizona’s allocated portion being based on data from a period during which flows were significantly higher than in recent years. The CAP is the only means of transporting Colorado River water into central Arizona, and a CAP Drought Impact Analysis projects that Arizona could experience shortages of this water as early as 2012 if past conditions continue. In addition, Arizona’s claim to Colorado River water through the CAP is junior in priority to California’s entire allocation. Specifically, Arizona will bear more than 90% of the first 1.5 million acre-feet of any shortage affecting Arizona, California and Nevada.

Non-Colorado River surface water sources include the Salt, Verde, Gila and Agua Fria Rivers and the reservoir storage systems located on them. On average, Arizonans receive 17%, or 1.4 million acre-feet, of their water from non-Colorado River surface water sources. Approximately 36%, or 2.9 million acre-feet, of the water used in Arizona comes from groundwater, and approximately 5%, or 1.0 million acre-feet, is recycled water.

In Arizona, water is being pumped from groundwater sources faster than it is replenished naturally—a condition known as overdraft. This has led to declines in water level by hundreds of feet in some areas as well as aquifer compaction, subsidence of the ground surface and soil fissures, which inhibit recharge of the aquifers. In order to control the potential for overdraft, the Phoenix, Prescott and Tucson Active Management Areas (AMAs), which include our West Valley regional planning area, are mandated to achieve safe yield by 2025 or sooner (that is no net change to aquifer levels after 2025). Until recently, the Pinal AMA, which includes our Maricopa-Casa Grande regional planning area, had historically been based on the subsistence of agriculture and allowed for a “planned depletion”. Recent changes to the Pinal AMA assured water supply rules have moved all AMAs toward a safe yield management goal.

Our Strategy

We are a water resource management company that provides water, wastewater and recycled water utility services. We have become a leader in Total Water Management practices such as water scarcity management and advanced water recycling applications. Our objective is to become the largest investor-owned operator of integrated water and wastewater utilities in areas of the arid western U.S. where water scarcity management is necessary for long-term economic sustainability and growth.

Our growth strategy involves the elements listed below:

•	acquiring or forming utilities in the path of prospective population growth;

•	expanding our service areas geographically and organically growing our customer base;

•	deploying our TWM approach into these utilities and service areas;

•	structuring and operating related unregulated businesses; and

•	replicating our business model in areas of water scarcity.

TWM is a demand-side-management framework that alleviates the pressures of water scarcity in communities where growth is reasonably expected to outpace potable water supply. Built on an all-encompassing view of the water cycle, TWM promotes sustainable community development through reduced potable water consumption while monetizing the value of water through each stage of delivery, collection and reuse. We are leading the policy shift toward the adoption of TWM and redefining the potential of the traditional water utility.

Our business model applies TWM in high growth communities. Components of our TWM approach include:

•	regional planning to reduce overall design and implementation costs, lever the benefits of replicable designs, gain the benefits of economies of scale and enhance our position as a primary water and wastewater service provider in the region;

•	stretching a limited resource by maximizing the use of recycled water, using renewable surface water where available and recharging aquifers with any available excess water;

•	integrated and standardized water, wastewater and recycled water infrastructure delivery systems utilizing a separate distribution system of purple pipes to conserve water resources, reduce energy, treatment and consumable costs, provide operational efficiencies and align the otherwise disparate objectives of water sales and conservation;

•	gaining market and regulatory acceptance of broad utilization of recycled water through strategic relationships with governments, academic institutions, research facilities and agencies, coupled with public education and community outreach campaigns; and

•	automated processes such as Supervisory Control & Data Acquisition (“SCADA”), Automated Meter Reading (“AMR”) and back-office technologies and systems such as “green” billing that reduce operating costs and manpower requirements, improve system availability and reliability and improve customer interface.

Our TWM-based business model provides us with a significant competitive advantage in high growth, water scarce regions. Developers prefer our approach because it provides a bundled solution to infrastructure provision and improves housing density in areas of scarce water resources while reducing the developers’ up-front financial obligation through our ICFA structure. Developers are also focusing on increased consumer and regulatory demands for environmentally friendly or “green” housing alternatives. Communities prefer the approach because it provides a partnering platform which promotes economic development, reduces their traditional dependence on bond financing and ensures long term water sustainability.

Our competitive advantage facilitates the execution of our growth strategy. Demand for our TWM-based platform generates new business opportunities and a high success rate in bids for new territories. Our proven conservation methods lead to successful permitting for more connections in expanded and new service areas.

Market Opportunities

Opportunities for Growth in Our Existing Service Areas

Our existing service areas present significant opportunities for organic growth of our business. Because we are based in one of the fastest growing states in the U.S. and operate utilities in high growth areas of that state, our organic growth potential is significant compared to traditional investor-owned water utilities, which we believe have relatively limited prospects for organic growth and rely primarily on acquisitions to fuel customer growth. We have secured regulatory approval to provide water and wastewater services in large, growing service areas, where we have built infrastructure ahead of development. We believe this positions us for significant organic growth for the foreseeable future.

Regional Planning Areas.  We have two large regional planning areas totaling 378 square miles. Our Maricopa-Casa Grande regional planning area encompasses 244 square miles that includes the cities of Maricopa and Casa Grande, located south of Phoenix. That area is served primarily by our Santa Cruz and Palo Verde utility subsidiaries. Our West Valley regional planning area encompasses 134 square miles in western Maricopa County near the town of Buckeye, west of the Hassayampa River. That area is served primarily by our Water Utility of Greater Tonopah subsidiary for water service and by our Hassayampa Utility Company subsidiary for wastewater service. We believe there is significant opportunity for organic growth due to future development in our Maricopa-Casa Grande and West Valley regional planning areas.

Population Growth.  Our Maricopa-Casa Grande regional planning area is located in Pinal County. Pinal County is rapidly changing from primarily rural to an area of suburbanization. According to a 2006 U.S. Census estimate, Pinal County grew by 51% from a population of 180,000 in 2000 to 271,000 in 2006, making it the sixth fastest growing county in the U.S. and the fastest growing county in Arizona in terms of percentage population growth. A Pinal County Small Area Transportation study conducted in 2006 estimates that the population of Pinal County will grow to 1.9 million by 2025.

Our West Valley regional planning area is located in Maricopa County. Maricopa County gained 696,000 residents between 2000 and 2006, the largest numerical increase of any county in the U.S. during this period according to U.S. Census data. Maricopa County is now the fourth largest county in the U.S., with 3.8 million residents. The Maricopa Association of Governments projects that this population will grow to approximately 4.5 million by 2025.

Service Connection Growth.  Each new resident requires both a water and wastewater service connection. We estimate that each square mile of regional planning area represents 2,240 potential water connections and 2,240 potential wastewater connections.

Opportunities for Further Consolidation and Expansion

We are actively pursuing strategic expansion opportunities in Arizona in both our regulated and unregulated businesses. For example, we recently received approval for a utility service area near Eloy, Arizona, which is located between Tucson and Phoenix. Eloy is located at the junction of two major interstate highways and is in the heart of Arizona’s “Sun Corridor,” which is expected to attract significant long-term growth. We are actively pursuing a 100-square mile regional planning area associated with this new service area.

In addition to Arizona’s attractive growth prospects as described above, we believe Idaho and Nevada present attractive long-term growth prospects. According to U.S. Census data, Idaho’s population is projected to grow by 29.8%, or an average of 1.5% per year, from 2010 to 2030, and Nevada’s population is projected to grow by 59.2%, or an average of 3.0% per year, over the same period. We believe the regulatory environment in each state will be receptive to our emphases on water conservation, regional planning and collaborative regulatory relationships.

Although our acquisition experience and current plans focus primarily on Arizona and on new opportunities in Idaho and Nevada, our business model is replicable in other geographic areas as well. Our relationships with developers and builders have introduced us to other areas of the U.S. in which prospective population and economic growth and water conservation awareness could form a suitable basis for our Total Water Management model. International awareness of water conservation and related initiatives has also become increasingly prevalent. We believe this increasing awareness provides an opportunity for us to expand internationally, although we have no present plans in that regard. See “—Our Strengths—Replicable Total Water Management Business Model.

Our Strengths

Well-Positioned for Long-Term Growth

We have a proven ability to acquire and integrate high growth, accretive utilities, through which we have captured additional service territories that will serve as a base for future revenue. We have acquired 13 regulated water and wastewater utilities during the past four years, and our integration of their operations, management, infrastructure, technology and employees with ours. We believe this experience presents a strong platform for further expansion and that our success to date also engenders positive relationships and credibility with regulators, municipalities, developers and customers in both existing and prospective service areas.

The utilities we have acquired are located in geographic areas that present significant opportunities for long-term revenue growth. The following chart shows the estimated potential number of service connections within the regional planning areas that will be served by our acquired or formed utilities, assuming maximum buildout, 3.5 homes per acre and two service connections per home. See “—Market Opportunities—Opportunities for Growth in Our Existing Service Areas” and “—our Regulated Utilities—Acquisition History.”

			Estimated
		Estimated	Potential
		Potential	Service
Regional Planning Areas	Square Miles	Homes	Connections

Maricopa-Casa Grande	244	546,560	1,093,120

(includes Global Water — Santa Cruz Water Company,
Global Water — Palo Verde Utilities Company, 387
Domestic Water Improvement District, 387 Wastewater
Improvement District, Francisco Grande and CP Water)
Eloy Region(1)	66	147,840	295,680
(includes Picacho Cove Water Company and Picacho Cove
Utilities Company)
West Valley	134	300,160	600,320
(includes Water Utility of Greater Tonopah, Hassayampa
Utilities Company and Balterra Sewer Company)

Totals	444	994,560	1,989,120

(1)	Proposed regional planning area in negotiation.

Demonstrated Ability to Align Green and Socially Responsible Practices into our Profitable Growth Company

We have developed a profitable model that encourages and promotes resource conservation. We have integrated proven technologies into a water scarcity management platform that provides a socially responsible approach to sustainable community growth. Our replicable model incorporates advanced process automation that both improves operating efficiencies and leverages the increasing value of recycled water as an emerging renewable resource. In our largest service area, this model has significantly reduced potable water consumption while also increasing profits and service connections.

Replicable Total Water Management Business Model

Our business model is highly replicable and we have demonstrated this successfully in Arizona. Our West Valley operations are modeled after and built on the successes achieved in our Maricopa-Casa Grande planning area. The regional planning, permitting and partnerships in this West Valley region mirror those established in Maricopa-Casa Grande and provided a means by which to capture a very large service territory in this area. The West Valley model will demonstrate the next iteration of our replication strategy whereby every residential and commercial street will be fitted with purple pipes for recycled water and every house and commercial address with be fitted with two water meters—one for potable water and one for recycled water.

Our model is applicable in any high growth region of current or future water scarcity. We are in the process of expanding into Eloy, Arizona and into Idaho and Nevada, demonstrating that there is demand for a TWM-based platform beyond Arizona.

Entrepreneurial, Innovative Management Approach

In contrast to the traditional water utility model built exclusively on rate base and volume accretion, our management team has an entrepreneurial focus that emphasizes growth and efficiency, coupled with environmentally responsive practices. With this focus, our team has created an effective business model that addresses a fast-growing market need. The adaptive nature of our management approach means that we are able to identify and exploit new market business opportunities quickly and effectively. Underpinning its vision and entrepreneurial approach, our management team has significant regulatory compliance and permitting experience in the water and wastewater industry, and has demonstrated success in the acquisition of accretive utilities, the integration of the acquired companies and the management of a high-growth company.

We believe that the following awards and recognitions further demonstrates the abilities and achievements of our management team:

•	our company was ranked #5 nationally in Entrepreneur Magazine’s 2008 Hot 100 competition;

•	our Chief Executive Officer received Ernst & Young’s regional Entrepreneur of the Year award in 2007;

•	our company won three awards in the 2008 Utility Communicators International Better Communicators Competition for our education and outreach campaign on the value of recycled water and was named one of 50 “Arizona Companies to Watch” receiving the Spotlight Award for Commerce from the Arizona Small Business Association;

•	our company was selected as one of the 30 “best places to work” by the Phoenix Business Journal; and

•	our company received Environmental Excellence Awards in environmental education, communication, buildings and structures from the Valley Forward organization.

Our Regulated Utilities

Acquisition History

The following table shows the utilities we have acquired since our inception in 2003, together with information relating to their service territories and growth since acquisition.

							No. of
			Square	Square	Square	No. of	Service
			Miles of	Miles of	Miles of	Service	Connections
			CC&N at	CC&N as of	CC&Ns	Connections	as of
Date of			the Time of	December 31,	in	at	December 31,
Acquisition	Company Acquired	Region	Acquisition	2007	Process	Acquisition	2007

2008	Balterra Sewer Corp(1)	West Valley	2	2	—	—	—
2007	CP Water, Inc.(2)	Maricopa/ Casa Grande	2	2	—	—	—
2006	Francisco Grande Utility Company(3)	Maricopa/ Casa Grande	32	32	—	—	—
2006	West Maricopa Combine(4)(5)	West Valley	91	94	74	6,256	7,455
2005	Sonoran Utility Services, LLC(6)	Maricopa/ Casa Grande	16	16	—	—	—
2005	Cave Creek Water Company, Inc.(7)	n/a	—	—	—	—	—
2004	Palo Verde Utilities Company, LLC	Maricopa/ Casa Grande	9	30	59	1,675	15,510
2004	Santa Cruz Water Company, LLC	Maricopa/ Casa Grande	9	30	46	1,712	15,717

Total			161	206	179	9,643	38,682

(1)	Balterra Sewer Corp CC&N (two square miles).

(2)	CP Water, Inc. contained a CC&N for the provision of water services (two square miles).

(3)	Francisco Grande contained a CC&N for the provision of water services (14 square miles) and a wastewater CC&N (18 square miles).

(4)	Included five utility subsidiaries of West Maricopa Combine — Willow Valley Water Company, Inc.; Valencia Water Company, Inc.; Water Utility of Greater Buckeye, Inc.; Water Utility of Greater Tonopah, Inc.; Water Utility of Northern Scottsdale, Inc. The Hassayampa Utility Company was formed to provide wastewater services for the region.

(5)	Water Utility of Greater Tonopah CC&N (67 square miles) and Hassayampa Utility Company CC&N (3 square miles) were expanded to 103 and 41 square miles respectively effective May 6, 2008.

(6)	Included a Domestic Water Improvement District (eight square miles) and a Wastewater Improvement District (eight square miles).

(7)	Cave Creek Water Company, Inc. acquisition included Pacer Equities, Inc. (Both entities were sold in 2007).

Global Water - Santa Cruz Water Company (“Santa Cruz”) and Global Water - Palo Verde Utilities Company (“Palo Verde”)

We acquired Santa Cruz Water Company, LLC and Palo Verde Utilities Company, LLC in 2004. Santa Cruz contributed 35% of our 2007 total revenue, while Palo Verde contributed 23% of our 2007 total revenue.

The Santa Cruz and Palo Verde CC&N areas include approximately 30 square miles, with a potential build-out of approximately 65,000 homes. We expect to continue to receive requests for service outside the existing CC&N. The utilities currently serve 31,227 service connections, which we expect to grow to approximately 100,000 in the next 10 years. The companies’ entire infrastructure is less than five years old, with an expected life of 50 to 100 years.

The companies provide water and wastewater services under a public-private partnership memorandum of understanding (“MOU”) to the City of Maricopa in Pinal County. A similar MOU was signed with the City of Casa Grande to partner in providing water, wastewater, and recycled water services to a 100 square mile region of anticipated growth.

Santa Cruz and Palo Verde acquired the assets of Sonoran Utilities Services, LLC in the City of Maricopa in 2005. These assets operate in the 387 Domestic Water and Wastewater Improvement Districts, which are contiguous utility areas to the Santa Cruz and Palo Verde service territories. The 387 Districts and Santa Cruz/Palo Verde infrastructures are now interconnected and incorporated into a single regional plan. This acquisition effectively consolidated water and wastewater services in the entire northern section of the city’s jurisdictional and planning area. The Sonoran acquisition included service areas for 27,000 potential customers, with 3,000 of the potential customers added since the acquisition.

We plan to invest in a fully integrated water resource model for water reclamation and reuse in the region, with $20.0 million committed to our 2008 regional capital budget. Among the projects contemplated, we plan to construct two new Class A+ regional water reclamation facilities and two new water treatment plants. We also plan to expand the existing 32-acre water reclamation facility owned by Palo Verde and have the necessary permits to do so. Santa Cruz owns the water storage and distribution site, in addition to well sites to provide water production, disinfection, and distribution services, and both companies own easements and rights of way to allow for the delivery of water, the collection of wastewater, and the redistribution of recycled water.

West Maricopa Combine, Inc.

The acquisition of WMC solidified our position in the high-growth West Valley. With service areas of 88 square miles, its utility subsidiaries, Valencia Water Company (“Valencia”), Water Utility of Greater Buckeye, Inc. (“Buckeye”), Water Utility of Greater Tonopah, Inc. (“Greater Tonopah”), Willow Valley Water Company, Inc. (“Willow Valley”), and Water Utility of Northern Scottsdale (“Northern Scottsdale”), are expected to serve over 135,000 homes at build-out. WMC contributed approximately 15% of our 2007 total revenue. The following table shows the relative revenue contributions of WMC’s subsidiaries to its 2007 total revenue.

		Percentage
	2007	of WMC Total
Utility	Revenue	Revenue
	(In thousands)

Valencia	$2,640	67%
Buckeye	431	11%
Greater Tonopah	264	7%
Willow Valley	510	13%
Northern Scottsdale	87	2%

WMC	$3,932	100%

WMC also owns the Hassayampa River Recharge Project, a recharge and water storage system that will store water from the CAP west of Phoenix to the Hassayampa River Basin, where it percolates to the aquifer. See “—Our Unregulated Businesses.”

Valencia Water Company.  As of December 31, 2007 Valencia provided water services to 4,827 connections in the Town of Buckeye. Valencia covers an area of roughly 12 square miles south of Interstate 10 at Miller Road in Buckeye. Most of this service area has been rezoned from agriculture to residential, with many developments underway. The majority of the raw land holdings now in this CC&N area are held by land developers and are in various stages of the entitlement process.

Water Utility of Greater Buckeye.  Buckeye provides water services to areas to the east and north of the Town of Buckeye. The company served approximately 628 customers at December 31, 2007. Buckeye covers an area of roughly six square miles. The company’s operations were under condemnation proceedings that were successfully terminated in 2007.

Water Utility of Greater Tonopah.  Greater Tonopah provides water services to Maricopa County west of the Hassayampa River. The company served approximately 355 customers at December 31, 2007. The company holds 103 square miles of CC&N, including 36 square miles that were in process at December 31,

2007, but have since been approved, in areas west of the Hassayampa River that are currently being master planned for development. We formed Hassayampa Utility Company as the Wastewater Utility Company to support customers served by Greater Tonopah. Hassayampa now has 41 square miles, of which 38 square miles were approved subsequent to December 31, 2007. Our acquisition of this utility allowed us to enter into agreements with developers to serve a total of roughly 100,000 home sites plus commercial, schools, parks and industrial developments. Numerous projects are in various stages of the county’s planning and zoning process, and many have already received their development master plans. To date, seven additional development master plans have been approved, representing approximately 33,167 acres and 99,770 estimated dwelling units.

Willow Valley Water Company.  Willow Valley provides water services to customers living 10 miles south of Bullhead City in Mohave County along the Colorado River near the California and Nevada borders. The company served approximately 1,571 connections at December 31, 2007. Willow Valley treats water to remove iron and manganese. Willow Valley’s piping infrastructure is aging and requires investment on our part. Willow Valley also requires investment in order to submit a request for a rate increase. We intend to make investments into Willow Valley during 2008 with the potential for a general rate case in 2009.

Water Utility of Northern Scottsdale.  Northern Scottsdale provides water services to two small subdivisions in northern Scottsdale. This company encompasses approximately 74 connections at December 31, 2007. We have filed an application to raise rates in this system. We are seeking a 45% increase in revenues, which equates to $163,000 per year. We anticipate a decision on our application by the middle of 2009.

Hassayampa Utility Company Inc.

Hassayampa Utility Company Inc. (“Hassayampa”) is a new wastewater utility company incorporated to serve a master community plan in western Maricopa County. The company’s initial three square mile CC&N has the potential to support approximately 5,700 homes and subsequent to 2007, an additional 38 square miles were approved. Applications for various CC&N extensions are pending before the ACC for WMC and Hassayampa totaling more than 34 square miles for both water and wastewater. Hassayampa currently does not have any customers, but expects approximately 300 in 2010 and more than 10,000 within ten years.

Picacho Cove Water Company and Picacho Cove Utility Company

Picacho Cove Water Company Inc. and Picacho Cove Utility Company Inc. (collectively, “Picacho Cove”) are new water and wastewater companies incorporated to serve a master community planned for Pinal County, specifically along the Picacho Mountains north of Interstate 10 near Eloy. The master plan covers approximately eight square miles of service area and includes approximately 4,500 homes, which will likely be for an age-restricted retirement community. Picacho Cove currently does not have any customers, but expects to have approximately 300 in 2010 and more than 3,600 within ten years.

CP Water Company

We acquired CP Water Company (“CP”) in 2006. CP provides water service within parts of Pinal County. CP received a CC&N for approximately two square miles of service area in 1984 and currently serves 17 customers. The water system is configured as a consecutive water system and fed from an adjacent water system owned by Arizona Water Company. This system is operated under agreement between CP and Arizona Water Company. This small system was acquired in our consolidation strategy to enable the deployment of new integrated infrastructure as development occurs in the corridor between the cities of Maricopa and Casa Grande. CP contributed approximately less than 1% of our 2007 total revenue.

Francisco Grande Utilities Company

We acquired Francisco Grande Utilities Company (“Francisco Grande”) in 2006. Francisco Grande received a CC&N in 1977 to provide water and wastewater services in a 32 square mile service area within portions of Pinal County. Francisco Grande consists of service territory only. This system was acquired in our consolidation strategy to enable the deployment of new integrated infrastructure as development occurs in the corridor between the cities of Maricopa and Casa Grande.

We applied to have the CC&Ns of CP Water and Francisco Grande transferred to our subsidiaries, Global Water - Santa Cruz Water Company and Global Water - Palo Verde Utilities Company in 2007. Our application is currently pending at the ACC.

Operations

We treat water to potable standards and also treat, clean and recycle wastewater for a variety of non-potable uses. A description of these operations follows.

Sources of Water Supply

Our water supply is primarily derived from groundwater; however, we currently augment these supplies with recycled water and intend to augment them with surface water and increased use of recycled water in the future. Our Hassayampa River Recharge Project enables us to supplement groundwater supplies in the area by up to 50,000 acre-feet per year. We expect to have sufficient water to supply our areas of anticipated growth. See “Risk Factors—The use of water in our service areas is subject to regulation and expansion of water use is subject to regulatory approvals” and “—Unique Characteristics of the Arid West—Impact of Projected Growth in Arizona” and “—Our Unregulated Businesses—Stored Water Credits.”

Potable Water.  Our utilities presently employ groundwater systems for potable water production. Water is brought to the surface from underground aquifers (water levels vary from 50 to 650 feet below land surface depending on the area), disinfected and stored in tanks for distribution to customers. In some instances, individual raw water supplies exceed Safe Drinking Water Act requirements for certain constituents. In those cases, well-head, centralized or blending treatment systems are employed to ensure water quality meets potable standards.

Recycled Water.  Recycled water is created by taking wastewater and applying advanced tertiary treatment (screening, biological reduction, filtration and disinfection processes) to create a high quality, non-potable water source. Each step is monitored and controlled in order that the stringent requirements for recycled water are continuously met. Recycled Water meets Arizona’s Aquifer Water Quality Standards before it leaves the treatment facility, and is recognized as Class A+ recycled water by ADEQ.

Advanced Recycling—100% Ground Water

Technology

We use sophisticated technology as a principal means of improving our margins. We focus on technological innovations that allow us to deliver high-quality water and customer service with minimal potential for human error, delays and inefficiencies. Our comprehensive technology platform includes Supervision Control and Data Acquisition (SCADA), Automated Meter Reading (AMS) and Geographical Information System (GIS) technologies, which we use to map and monitor our physical assets and water resources on a fully automated, real-time basis with fewer people than the standard water utility model requires. Our systems allow us to detect and resolve potential problems promptly, accurately and efficiently before they become more serious, which both improves customer service and optimizes and extends the efficient performance and life of our assets. Our AMS technology, which allows us to read water meters remotely rather than physically, improves water resources accounting, allows for identification of high water usage and identifies water theft from disconnected meters. We also use automated voice, internet billing, payment processing and customer service applications that contribute to additional reduced headcount and a reduction in associated personnel costs. In addition to reducing expenses, our use of technology shifts the balance of our employee base from a primarily unskilled labor force to a more sophisticated team of engineers, systems analysts and technical staff. This creates recruiting, retention and advancement opportunities that position us to attract and retain talented and committed personnel.

Decentralized Treatment Facilities

We design and build standard, decentralized facilities that are scaled to the service areas they serve in order to achieve optimum efficiency in providing both water and wastewater services. This allows us to use smaller, less expensive and more readily available pipes and equipment. The replication of our standard facility also improves design, construction and operating efficiency because we are able to employ similar, proven processes and equipment and technologies at each of our facilities. As a result, our operating efficiency is improved significantly by reducing equipment costs and employee training costs, and our exposure to operational performance risks often associated with larger, custom-built plants is reduced.

Although there has not traditionally been a significant economic incentive or other reward for automation and resource efficiency in our industry, we believe our use of automation in lieu of labor, together with our emphasis on streamlined operations and conservation, will position us well for continued profitable growth and allow us to take advantage of future incentives or rewards that may be available to companies that are able to successfully enhance the use of renewable resources.

Our Unregulated Businesses

Although we report our results of operations as a single reportable segment, in addition to our regulated utility operations, we engage or plan to engage in the following activities that generate revenue.

ICFAs.  We generate revenue through our use of ICFAs. Under the terms of these agreements, builders pay us agreed-upon fees upon specified development events. These fees allow us to recover a portion of the carrying costs and time value of the investment inherent in planning and building the expansive facilities required to implement effective regional water conservation in advance of growth. In addition, the relationships with developers and builders that we develop through ICFAs and the regional planning process provide a basis for introduction of our company and our Total Water Management model in other geographic areas in which our developers and builders conduct business. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Results of Operations.”

Stored Water Credits.  Through our Hassayampa River Recharge Project (“HRRP”), we siphon water from the CAP and store it underground, effectively “manufacturing” long-term storage credits (LTSCs). One LTSC is created for each acre-foot of water recharged. We create, trade, sell or lease these credits as a means of generating additional revenue. This business is based on safe yield requirements for most of Arizona’s urban areas, which require that for every gallon of water pumped out of an aquifer, a gallon must be replenished. We are able to undertake this replenishment at a net cost of approximately $70 per acre-foot and sell credits to member service areas. LTSCs have an economic value ranging from $100 to $240 per acre-foot, which is the current regulatory ceiling price for these credits. We began our recharge business in 2007 and plan to sell, assign or transfer recharge credits in 2008 for water that we stored in 2007. In 2007, we created 10,000 recharge credits, and we anticipate creating 50,000 annually by 2012. The ADWR regulates the recharge credits in our portfolio, but the ACC does not regulate our related revenue because retail consumers are not affected.

The HRRP is a non-regulated water storage activity that we operate under two renewable permits issued by the ADWR that have ten and 13 years remaining under its current permit term. We plan to develop the ability to use recycled water that is not immediately usable for this purpose as well.

Provide Services to Third Parties.  We leverage our internet billing and processing, call center and back-office capability by providing those services to third parties. We provide fully “green” notice, billing, payment and record keeping systems for any utility’s billing processes. We also have a certified laboratory and can perform water and wastewater sampling analyses for third parties.

Meter Sales.  Our Santa Cruz utility subsidiary provides services to the 387 Districts that include sales of water meters to developers. Revenues from this line of business fluctuate with the pace of development in the area and have decreased as a percentage of our total revenue in recent years.

Water Transmission Pipelines.  We also plan to provide water transmission pipelines for communities that are importing water to fulfill their water supply requirements. This type of project typically requires large-diameter pipes that transport water over a distance of several miles. With our Total Water Management system, we can decrease the costs of water transportation and treatment because less water will be needed to support a given population density, which in turn permits the use of smaller, less expensive pipes. Providing this service also provides us with a base of service that can be used as a platform for further service expansion. We have not yet entered into any arrangements for this service, but believe it represents a future opportunity for additional revenue.

Competition

As an owner and operator of regulated utilities, we do not face competition within our existing service areas because Arizona law provides the holder of a CC&N for water or wastewater service with an exclusive right to provide that service within the certificate area. In addition, the high cost of constructing water and wastewater systems in an existing market creates a barrier to entry. We do, however, face competition from other investor-owned water and wastewater utilities for new service areas and with respect to acquisition of smaller utilities, and some of these utilities are larger than we are and have more resources and access to capital than we do. We believe our principal competitors in this regard are Arizona American Water, Arizona Water Company and Algonquin Water. We believe competition for new service areas and acquisitions is based on relationships with municipalities and developers, experience in making acquisitions, the ability to finance and obtain regulatory approval, quality of service and the ability to integrate both water and wastewater services and emplace conservation practices throughout the service areas.

We also face competition in our unregulated businesses. Water rights speculators are our principal competitors with respect to the sale of stored water credits and other water utilities will be our principal competitors with respect to pipeline services. We believe competition with respect to the sale of stored water credits is based principally on price, access to water supply and the ability to recharge. Competition for pipeline services will be based principally on price, water supply and access to capital. Municipalities, banks and other traditional sources of developer financing are our principal competitors with respect to ICFAs, and we believe competition in this area is based principally on financing terms, experience, relationships with developers and builders and regulatory credibility. Our principal back-office and laboratory services competitors are companies that specialize in these services, and we believe competition in this area is based principally on price and service quality.

Although we believe we compete effectively in our regulated and unregulated businesses, our competitors may have more resources and experience than we have and may therefore have a competitive advantage. See “Risk Factors—Competition.”

Regulation

Our water and wastewater utility operations are subject to extensive regulation by U.S. federal, state and local regulatory agencies that enforce environmental, health and safety regulations, which affect all of our regulated subsidiaries. These regulations include the Safe Drinking Water Act, the Clean Water Act and the regulations issued under these laws by the EPA. The Company is also subject to state environmental laws and regulations. These regulatory agencies also have broad administrative power and authority to set rates and charges, determine franchise areas and conditions of service and authorize the issuance of securities as well as authority to establish uniform systems of accounts and approve the terms of contracts with both affiliates and customers.

We also are subject to various federal, state and local laws and regulations governing the storage of hazardous materials, the management and disposal of hazardous and solid wastes, discharges to air and water, the cleanup of contaminated sites, dam safety, fire protection services in the areas we serve and other matters relating to the protection of the environment, health and safety.

We maintain a comprehensive environmental policy including responsible business practices, compliance with environmental laws and regulations and effective use of natural resources. Water samples across our water system are analyzed on a regular basis in material compliance with regulatory requirements. We conduct nearly 8,000 water quality tests each year at our laboratory facilities in addition to continuous online instrumentations such as monitoring turbidity levels, disinfectant residuals and adjustments to chemical treatment based on changes in incoming water. For 2007, we achieved greater than a 99.7% compliance rate for meeting state and federal drinking water standards and 98.6% for compliance with wastewater requirements. Compliance with governmental regulations is of utmost importance to us and we spend considerable time and resources ensuring compliance with all applicable federal, state and local regulations and laws.

In addition to regulation by governmental entities, our operations may also be affected by civic or consumer advocacy groups. These organizations provide a voice for customers at local and national levels to communicate their service priorities and concerns. Although these organizations may lack regulatory or enforcement authority, they may be influential in achieving service quality and rate improvements for customers.

Safe Drinking Water Act

The federal Safe Drinking Water Act and regulations promulgated thereunder establish minimum national quality standards for drinking water. The EPA has issued rules governing the levels of numerous naturally occurring and man-made chemical and microbial contaminants and radionuclides allowable in drinking water and continues to propose new rules. These rules also prescribe testing requirements for detecting contaminants, the treatment systems that may be used for removing contaminants and other requirements. Federal and state water quality requirements have become increasingly more stringent, including increased water testing requirements, to reflect public health concerns.

For example, in 2001, the EPA decreased permissible arsenic levels in drinking water and required compliance by water systems by January 2006. In 2003, a new EPA rule governing non-radon radionuclides became effective, regulating uranium in drinking water for the first time and requiring initial monitoring under state programs by the end of 2007.

In order to remove or inactivate microbial organisms, the EPA has promulgated various rules to improve the disinfection and filtration of drinking water and to reduce consumers’ exposure to disinfectants and byproducts of the disinfection process. In January 2006, the EPA promulgated the Long Term 2 Enhanced

Surface Water Treatment Rule and the Stage 2 Disinfectants and Disinfection Byproduct Rule. In October 2006, the EPA finalized the Ground Water Rule, applicable to water systems providing water from underground sources. In 2006, the EPA also proposed revisions to the monitoring and reporting requirements of the existing Lead and Copper Rule.

Significant attention has recently been focused on contaminants of emerging concern (“CEC”) including endocrine disrupting compounds (“EDC”) and pharmaceuticals and personal care products (“PPCP”) in drinking water supplies, municipal wastewater effluents and recycled water. EDCs are substances that are not produced in the body but act by mimicking or antagonizing natural hormones and are thought to be responsible for various reproductive problems in both women and men as well as for increases in the frequency of certain types of cancer. PPCPs, such as fragrances, cosmetics, prescription and over-the-counter therapeutic drugs, veterinary drugs, and sunscreen products, enter the environment through excretion, bathing, and disposal of unwanted medications to sewers and trash. We believe CECs may form the basis for additional regulatory initiatives in the future.

Although it is difficult to project the ultimate costs of complying with the above or other pending or future requirements, we do not expect current requirements under the Safe Drinking Water Act to have a material impact on our operations or financial condition, although we may have to change our method of treating drinking water if additional regulations become effective in the future. In addition, capital expenditures and operating costs to comply with environmental mandates traditionally have been recognized by state public utility commissions as appropriate for inclusion in establishing rates. As a result, we expect to fully recover the operating and capital costs resulting from these pending or future requirements.

Clean Water Act

The federal Clean Water Act regulates discharges of liquid effluents from drinking water and wastewater treatment facilities into lakes, rivers, streams and subsurface or sanitary sewers. The EPA administers the Clean Water Act and is also responsible for approving the Section 208 of the Clean Water Act Regional Water Quality Management Plans and Amendments. In addition to requirements applicable to our wastewater collection systems, our operations require discharge permits under the National Pollutant Discharge Elimination System, or NPDES, permit program established under the Clean Water Act. Pursuant to the NPDES program, the EPA or implementing states set maximum discharge limits for wastewater effluents and overflows from wastewater collection systems. We believe we maintain the necessary permits and approvals for the discharges from our water and wastewater facilities.

Arizona Regulatory Agencies

In Arizona, the ACC is the regulatory authority with jurisdiction over investor-owned water and wastewater utilities. The ACC also sets utility rates and regulates corporate structure, acquisitions of regulated utilities, quality of service, and service territories for various utility companies within Arizona. Companies that wish to provide water or wastewater service are granted a CC&N, which allows them to serve customers within a geographic area specified by a legal description of the property. In considering an application for a CC&N, the ACC will determine if the applicant is fit and proper to provide service within a specified area and if that service is necessary and in the public interest. Once a CC&N is granted, the utility falls under the ACC’s jurisdiction and must abide by the rules and laws by which a public utility operates. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Results of Operations—Economic Utility Regulation.”

Arizona water and wastewater utilities must also comply with state environmental regulation regarding drinking water and wastewater, including environmental regulations set by the Central Arizona Association of Governments (“CAAG”), the Maricopa Association of Governments (“MAG”), ADEQ and the ADWR. The CAAG is the designated management authority for the federal Clean Water Act for Pinal County and administers the Section 208 of the Clean Water Act Regional Water Quality Management Plans and Amendments at the local level. MAG is the designated management authority for the federal Clean Water Act for Maricopa County and administers the Section 208 of the Clean Water Act Regional Water Quality Management Plans and Amendments at the local level. The Maricopa County Environmental Services Department has been delegated authority for overseeing ADEQ requirements in Maricopa County. The ADEQ regulates water quality and permits water reclamation facilities, discharges of recycled water, re-use of recycled water and recharge of recycled water. In Arizona, ADEQ has received primacy for the administration of the NPDES program. Permits issued for surface water discharges are termed “Arizona Pollutant Discharge Elimination System,” or “AzPDES,” permits. The ADEQ also administers the drinking water quality requirements set by the federal Safe Drinking Water Act within Arizona. Finally, the ADWR regulates surface water extraction, groundwater withdrawal, designations and certificates of assured water supply, extinguishment of irrigation grandfathered water rights and well abandonment or replacement. We must file periodic reports with the ACC, ADEQ and ADWR.

Within each organization, we have invested in developing relationships at all levels, from staff to executives to elected or appointed officials. These relationships, coupled with our proactive attitude toward regulatory compliance, have resulted in a number of significantly positive regulatory determinations.

Other Environmental, Health and Safety and Water Quality Matters

Our operations also involve the use, storage and disposal of hazardous substances and wastes. For example, our water and wastewater treatment facilities store and use chlorine and other chemicals and generate wastes that require proper handling and disposal under applicable environmental requirements. We also could incur remedial costs in connection with any contamination relating to our operations or facilities or our off-site disposal of wastes. Although we are not aware of any material cleanup or decontamination obligations, the discovery of contamination or the imposition of such obligations in the future could result in additional costs. Our facilities and operations also are subject to requirements under the U.S. Occupational Safety and Health Act and similar laws in Arizona and are subject to inspections thereunder.

Security

Due to terrorist and other risks, we take precautions to protect our employees and the water delivered to customers. In 2002, federal legislation was enacted that resulted in new regulations concerning security of water facilities, including submitting vulnerability assessment studies to the federal government. We have complied with EPA regulations concerning vulnerability assessments and have made filings to the EPA as required. Vulnerability assessments are conducted regularly to evaluate the effectiveness of existing security controls and serve as the basis for further capital investment in security for the facility. Information security controls are deployed or integrated to prevent unauthorized access to company information systems, assure the continuity of business processes dependent upon automation, ensure the integrity of our data and to support regulatory and legislative compliance requirements. In addition, communication plans have been developed as a component of our procedures. While we do not make public comments on the details of our security programs, we have been in contact with federal, state, and local law enforcement agencies to coordinate and improve the security of our water delivery systems and to safeguard our water supply.

Litigation

Sonoran Litigation

In June 2005, we acquired the assets used to operate certain utilities (the “387 Districts”) from Sonoran Utility Services, LLC (“Sonoran”) and assumed management responsibility for the 387 Districts’ water and wastewater services. In June 2007, Sonoran added Global Water Resources, LLC and its utility subsidiaries, Global Water-Santa Cruz Water Company and Global Water-Palo Verde Utilities Company, (the “Global Defendants”) as defendants to an action pending before the Maricopa County Arizona Superior Court (Case CV 2006-018576).

Sonoran alleges contract and tort claims against the Global Defendants (as well as the other named defendants) leading up to and arising out of our purchase of the 387 Districts’ assets from Sonoran.

Specifically, Sonoran claims the Global Defendants breached the implied covenants of good faith and fair dealing, intentionally interfered with contractual relations, and conspired to deprive Sonoran of its interests in the 387 Districts by making false and disparaging statements about Sonoran to landowners and urging landowners to procure water and wastewater services from our company in violation of the landowners’ contractual obligations with Sonoran, which ultimately led to the landowners and other named defendants breaching and/or terminating their contracts with Sonoran. Sonoran alleges that the combined effect of these actions forced them to sell their company to us. Further, Sonoran claims that the Global Defendants breached their contractual obligations under the purchase agreement with Sonoran by failing to make payments when such payments became due.

In the Sonoran litigation, the plaintiff is seeking unspecified damages, punitive damages, exemplary damages, attorneys’ fees and court costs, together with such other relief as the court deems proper. We do not believe our company is liable for these claims and intend to defend vigorously against them.

WMC Claim

In addition, in March 2008 we filed an indemnification claim against the former shareholders of West Maricopa Combine, Inc. (“WMC”), which we acquired pursuant to a Stock Purchase Agreement dated May 9, 2006 among Global Water, Inc. and the shareholders of WMC (the “Stock Purchase Agreement”). Our claim asserts $20.1 million in estimated losses arising out of what we believe to be materially inaccurate shareholder representations and warranties contained in the Stock Purchase Agreement. The representations and warranties are secured by a right of setoff against future annual growth premium payments that are required under the Stock Purchase Agreement and conclude on March 31, 2012. As a result, pending resolution of our indemnification claim, we will pay the required growth premium payments into escrow in accordance with the provisions of the Stock Purchase Agreement. We are unable to predict the likelihood or extent of recovery on our claim.

Arizona Water Disputes

Several of our CC&N extension requests are being contested by Arizona Water Company before the ACC. These extension requests are in various stages of administrative litigation. The largest request involves our Southeast Extension Area (Docket No. SW-03575A-05-0926 et al.) the “Southeast Docket”), which is over 19,000 acres. In addition, Arizona Water Company has challenged our 1,494 acre extension request to serve part of the Legends development (Docket No. SW-03575A-07-0300 et al) and our request to transfer CC&N’s from some of our subsidiaries to other of our subsidiaries. (Docket No. W-02442A-07-0485 et al). We have also challenged Arizona Water Company’s request for an extension that includes much of the area we are requesting in the Southeast Docket.

We are currently engaged in settlement discussions with Arizona Water Company regarding these matters and have reached a tentative agreement in principle. A definitive settlement agreement has not been signed, however, and even if a settlement is reached, the settlement may not be accepted or approved by the ACC. If these dockets are not resolved by settlement, we intend to vigorously support our extension requests.

In addition, on March 29, 2006, Arizona Water Company filed a formal complaint (the “Complaint”) with the ACC in Docket No. W-01445A-06-0200 et al. (the “Complaint Docket”) against Global Water Resources, LLC, Global Water Resources, Inc., Global Water Management, LLC, Santa Cruz Water Company, LLC, Palo Verde Utilities Company, LLC, Global Water — Santa Cruz Water Company, and Global Water — Palo Verde Utilities Company (collectively, the “Respondents”). Arizona Water’s allegations in the Complaint Docket include, among other things that:

•	certain of the Respondents are illegally and improperly acting as public service companies;

•	as public service companies, certain of the Respondents are improperly and illegally conducting business outside the regulatory authority of the ACC;

•	certain of the Respondents are demanding and charging illegal and improper fees from landowners and prospective utility customers located within and contiguous to Arizona Water Company’s CC&N service areas and systems;

•	the ICFAs and public-private partnerships entered into by Global Water Resources, LLC and various landowners and municipalities are within Arizona Water Company’s CC&N areas or contiguous to its CC&N service areas and systems; and

•	the ICFAs and public-private partnerships are in violation of ACC practice and policy and Arizona law.

Monetary damages have not been specified and are typically not awarded by the ACC. The Complaint Docket is part of the settlement discussions that are currently ongoing between Arizona Water Company and Respondents. The staff of the ACC has stated that resolution of “the accounting treatment of the ICFAs... [is] best reserved for an actual rate proceeding.”

The ICFAs are also under review in another ACC proceeding, In the Matter of the Commission’s Generic Evaluation of the Regulatory Impact From the Use of Non-Traditional Financing Arrangements by Water Utilities and Their Affiliates (the “Generic Docket”). On October 6, 2006, the staff of the ACC issued a staff report in the Generic Docket. This staff report included a hypothetical known as “Scenario 3” that was intended to be similar to ICFAs. The staff stated that:

[The ACC staff] concluded that ICFA type arrangements can provide appropriate long-term solutions which promote conservation of water supplies and efficient wastewater utilization. If such costs are incurred at the parent level and subsequently contributed to the regulated utility, the cost of such contributed capital should be determined on a case by case basis. However, based on the scenarios contained in this report, [the ACC staff] would recommend that these costs be treated as advances or contributions instead of equity for ratemaking purposes. (Staff Report at 7).

The ACC staff stated that this was only a “preliminary evaluation” (Staff Report at 2). The ACC has not acted on the Staff Report, and it is unclear what further steps, if any, will occur in the Generic Docket. The ACC staff has also stated that it is not certain that “Scenario 3” accurately “mimics” ICFAs. As noted above, we believe the ACC staff prefers that accounting issues related to ICFAs be resolved in a rate case. The outcome of any such rate case is unknown and cannot be predicted with any certainty.

Employees

On December 31, 2007, we had 106 full time equivalent employees and no part-time employees. We consider our employee relations to be good and have no collective bargaining agreements with any employees.

MANAGEMENT

The following table provides information regarding our current executive officers and directors. Prior to the effectiveness of this offering, we plan to identify           independent director nominees who will be elected to our board of directors, effective upon the consummation of this offering.

William S. Levine	78	Chairman of the Board
Trevor T. Hill	43	President, CEO and Director
Daniel Cracchiolo	79	Director
Leo Commandeur	47	Senior Vice President of Business Development and Secretary
Cindy M. Liles	45	Senior Vice President of Growth Services and Treasurer
Graham Symmonds	46	Senior Vice President of Regulatory Affairs and Compliance and Chief Technology Officer

Directors and Executive Officers

William S. Levine.  Mr. Levine serves as the Chairman of our board of directors. Prior to joining Global Water, Mr. Levine co-founded and served as Chairman of the board of directors for Outdoor Systems, now known as CBS Outdoor, an outdoor advertising/billboard firm that grew to become the largest outdoor advertising company in the nation. Mr. Levine is also the co-founder and majority owner of Allstate U Lok Storage Co., a chain of self-storage and mini-warehouses totaling over one million square feet of capacity. He has been a significant real estate developer, owner, operator and lender for many years and has been a general partner of Levine Investments, L.P., a real estate development limited partnership for over five years.

Trevor T. Hill.  Mr. Hill is co-founder and serves as our President and Chief Executive Officer and a member of our board of directors. Prior to co-founding Global Water in 2003, he co-founded Algonquin Water Resources of America, a division of the Algonquin Power Income Fund, where he served as Director of Operations from 2000 to 2003. In 1994, Mr. Hill co-founded Hill, Murray & Associates, a design-build firm specializing in the construction and operation of water reclamation facilities in British Columbia and the Canadian Arctic. He retired from the Canadian Navy in 1994, after serving as an engineering officer and receiving the Gulf Kuwait Medal for his service in the 1991 Gulf War. Mr. Hill graduated from Royal Roads Military College with a degree in Mechanical Engineering in 1987. He attended the Royal Naval Engineering College in Plymouth, England and completed his post-graduate studies in 1988.

Daniel Cracchiolo.  Mr. Cracchiolo serves as a member of our board of directors. He co-founded the law firm of Burch & Cracchiolo in 1970 and is listed in two categories of “Best Lawyers in America.” Mr. Cracchiolo served as Deputy County Attorney of Maricopa County from 1952 to 1954 and from 1956 to 1957. He is also a member of the board of directors and past President of Combined Metropolitan Phoenix Arts and Sciences and serves as President and Director of Steele Foundation, an organization dedicated to the support of charitable, religious, educational and scientific purposes. Mr. Cracchiolo has been in the water business through his family-owned Bella Vista Water Company for over 50 years.

Leo Commandeur.  Mr. Commandeur is co-founder and serves as our Senior Vice President for Business Development and Secretary. Prior to co-founding Global Water in 2003, he co-founded Algonquin Water Resources of America where he served as Director of Business Development. Previously, Mr. Commandeur co-founded and served as Chief Financial Officer for Visionary Solution Corporation, an information technology company which was taken public in 1996 and later sold to a strategic buyer. Mr. Commandeur attended Selkirk College, where he studied accounting and business. He then continued his accounting studies through the Society of Management Accountants.

Cindy M. Liles.  Ms. Liles serves as our Senior Vice President of Growth Services and Treasurer. She joined Global Water in 2004 upon the company’s first acquisitions, Santa Cruz Water Company and Palo Verde Utilities Company, our wholly owned subsidiaries. Ms. Liles served as the Chief Financial Officer and General Manager of those utilities from their inception. She is a certified public accountant with over 20 years of accounting and management experience with public companies including Holiday Inns Worldwide and

Mid-America Apartment Communities, Inc. Ms. Liles graduated from Delta State University with a degree in Accounting.

Graham Symmonds.  Mr. Symmonds serves as our Senior Vice President of Regulatory Affairs and Compliance and Chief Technology Officer. In 2003, Mr. Symmonds joined Global Water as the Senior Vice President for regulatory and compliance matters. Prior to joining Global Water, Mr. Symmonds had joined Algonquin Water Resources of America in 2001, where he was utility manager for Arizona and Texas, responsible for all business, technical and regulatory operations. In 1995, Mr. Symmonds joined Hill, Murray & Associates as Director of Operations and developed the firm’s formal design control practices for membrane bioreactor water reclamation facilities. In 1986, Mr. Symmonds was commissioned as an officer in the Canadian Navy and spent nine years employed in a variety of operational and support roles. Mr. Symmonds graduated from the University of Toronto in 1985 with a Bachelor of Applied Science degree in Mechanical Engineering. He concluded his post-graduate education at the Royal Naval Engineering College in Plymouth, England.

Board of Directors

Immediately following completion of this offering, our board of directors will be comprised of Messrs. Levine, Hill, Cracchiolo and           nominees to be identified prior to the effectiveness of this offering and elected effective upon its consummation. Except for Mr. Hill, our directors are not, and have never been, employees of our company. Mr. Cracchiolo and our director nominees will be “independent directors,” as defined by the Nasdaq listing standards.

Our independent directors will be selected by our board of directors from possible candidates known or referred to members of our board of directors. Our director nominees will be nominated based on their experience in business and financial matters, including relevant public company management or directorship experience, and their ability to read and understand financial statements and in the case of           because of his qualification to serve as a “financial expert” on our audit committee.

Committees of our Board of Directors

Upon the effectiveness of this offering, our board of directors will establish three standing committees: the audit committee, the compensation committee and the nominating and governance committee, each of which will have the composition and responsibilities described below as of the completion of this offering:

Audit Committee

Our audit committee’s main functions will be to oversee our accounting and financial reporting processes, internal control systems, independent auditor relationships and the audits of our financial statements. This committee’s responsibilities will include the following:

•	selecting and hiring our independent registered public accounting firm;

•	evaluating the qualifications, independence and performance of our independent registered public accounting firm;

•	reviewing and approving the audit and non-audit services to be performed by our independent registered public accounting firm;

•	reviewing the design, adequacy, implementation and effectiveness of our internal controls established for finance, accounting, legal compliance and ethics;

•	reviewing the design, adequacy, implementation and effectiveness of our critical accounting and financial policies;

•	overseeing and monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements of accounting matters;

•	reviewing with management and our independent registered public accounting firm the results of our annual and quarterly financial statements;

•	reviewing with management and our independent registered public accounting firm any earnings announcements or other public announcements concerning our operating results;

•	preparing the audit committee report that the SEC requires in our annual proxy statement; and

•	reviewing and approving any related party transactions.

Our audit committee will be comprised of          , each of whom will be a non-employee member of our board of directors.           will be the chair of the audit committee. Our board of directors will determine that each member of our audit committee meets the requirements for independence under current SEC rules and Nasdaq listing standards. Our board of directors will also identify, to the extent applicable, an “audit committee financial expert” as defined under SEC rules and regulations implementing Section 407 of the Sarbanes-Oxley Act of 2002. We intend to comply with future requirements regarding our audit committee to the extent they become applicable to us.

Compensation Committee

Our compensation committee’s primary functions will be to monitor and assist our board of directors in determining compensation for our senior management, directors and key employees. This committee’s responsibilities will include the following:

•	setting performance goals for our officers and reviewing their performance against these goals;

•	reviewing and recommending compensation and benefit plans for our officers and key employees and compensation policies for our board of directors and members of our board committees;

•	reviewing the terms of offer letters and employment agreements and arrangements with our officers;

•	independently assessing external market information on industry compensation practices; and

•	preparing the compensation committee report that the SEC requires in our annual proxy statement.

Our compensation committee will be comprised of          , each of whom will be a non-employee member of our board of directors.           will be the chair of the compensation committee. Our board of directors will determine that each member of our compensation committee meets the requirements for independence under the current requirements of the SEC and Nasdaq listing standards. We intend to comply with future requirements regarding our compensation committee to the extent they become applicable to us.

Nominating and Governance Committee

The primary purpose of our nominating and governance committee will be to assist our board of directors by identifying individuals qualified to become directors consistent with criteria established by our board of directors. The responsibilities of this committee will include:

•	evaluating the composition, size and governance of our board of directors and its committees and making recommendations regarding future planning and the appointment of directors to committees of our board of directors;

•	administering a policy for considering nominees for election to our board of directors;

•	overseeing our directors’ performance and self-evaluation process;

•	developing continuing education programs for our board of directors;

•	reviewing our corporate governance principles and providing recommendations to our board of directors regarding possible changes; and

•	reviewing and monitoring compliance with our code of conduct and ethics and our insider trading policy.

Our nominating and governance committee will be comprised of          , each of whom will be a non-employee member of our board of directors.           will be the chair of the nominating and governance committee. Our board of directors will determine that each member of our nominating and governance committee meets the requirements for independence under the current requirements of the SEC and Nasdaq listing standards. We intend to comply with future requirements regarding our nominating and governance committee to the extent they become applicable to us.

Compensation Committee Interlocks and Insider Participation

None of our executive officers will serve as a member of our compensation committee, and none of them has served, or will be permitted to serve, on the compensation committee (or any other committee serving a similar function) of any entity of which an executive officer is expected to serve as a member of our compensation committee. Our entire board of directors made all compensation decisions prior to the creation of our compensation committee. See “—Compensation Discussion and Analysis.”

Code of Business and Financial Conduct and Corporate Governance Guidelines

Our code of Business Conduct and Ethics, referred to as the Code, applies to all of our directors, officers and employees. We believe the Code is reasonably designed to deter wrongdoing and to promote honest and ethical conduct, including: the ethical handling of conflicts of interest; full, fair and accurate disclosure in filings and other public communications made by us; compliance with applicable laws; prompt internal reporting of violations of the Code; and accountability for adherence to the Code.

Compensation Discussion and Analysis

The following discussion and analysis of compensation arrangements of our named executive officers for 2007 should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion.

Compensation Process

We developed and implemented our current executive compensation program as a private limited liability company. As a result, our compensation programs and the processes by which they were developed have been less formal that those typically employed by public companies. In lieu of a formally established compensation committee, our Chairman established our Chief Executive Officer’s compensation, and the Chief Executive Officer recommended, and the full board of directors approved, the compensation arrangements of the other executive officers named in the Summary Compensation Table below. We refer to the executive officers named in the Summary Compensation Table as the “named executive officers” in this prospectus.

As we gain experience as a public company, we expect that the specific direction, emphasis and components of our compensation program will evolve and become more formalized. For example, upon the effectiveness of this offering, we will establish a Compensation Committee of the board of directors that will be comprised of directors who are “independent” as defined by Nasdaq Stock Market standards. The Compensation Committee will make all future decisions regarding the compensation of our executive officers, which will begin with 2009 compensation. See “—Committees of our Board of Directors—Compensation Committee.”

The following discussion focuses on our compensation philosophy and framework for 2007 and discusses any material changes in these areas that were applicable to 2008 compensation decisions.

Compensation Philosophy

Our compensation and benefits programs seek to attract and retain talented, qualified senior executives to manage and lead our company and to motivate them to pursue and achieve our corporate objectives. Our compensation program for 2007 focused on:

•	fixed annual cash compensation primarily in the form of base salaries, which represented the majority of total annual cash compensation and are designed to recognize the experience, skills, knowledge and responsibilities required of our executive officers;

•	to a lesser extent, discretionary annual cash bonuses that are designed to focus attention on short-term strategic objectives and reward superior individual performance; and

•	retirement pay in the form of 401(k) plan deferrals and Company matching contributions for executive officers and employees generally, which are designed to enable employees to accumulate capital for their future economic security.

We did not grant long-term incentives such as options, restricted stock or stock appreciation rights to our named executive officers during 2007 based principally on the expense that we would incur as a result of such grants. We also considered the existing equity ownership positions of our named executive officers, which align the executive’s long-term economic interests with those of our company. Specifically, Mr. Hill and Mr. Commandeur have owned unrestricted equity since the company’s inception, and Ms. Liles and Mr. Symmonds were granted restricted equity awards in 2005 that became fully vested in 2007. We subsequently adopted the 2008 Long-Term Incentive Plan, however, under which our named executive officers and other employees will be eligible to receive grants of stock options, restricted stock awards, stock appreciation rights and other stock-based equity awards. We intend to grant stock options under this plan in connection with this offering. See “—Employee Benefit Plans.”

Elements of Compensation

Base salaries.  For 2007, we determined base salaries subjectively, after reviewing salary levels for the prior year and considering the board’s independent understanding of generally prevailing compensation levels for comparable positions in the company’s industry based on its subjective view of each executive’s individual experience, performance, responsibilities and past and potential contribution to the company. Our Chief Executive Officer’s salary was established on this basis by our Chairman, while the salaries of our other executive officers were established on this basis by the board of directors based on our Chief Executive Officer’s recommendation. Salaries for 2008 were based on the same factors and determined in the same manner, except that our Chief Executive Officer reviewed compensation information related to (i) publicly-traded U.S.-based water utilities; (ii) and additional companies with comparable year-over-year revenue growth to our company. In each case, the total 2008 compensation for our executive officers was below the average compensation for similar positions in those groups.

Bonuses.  For 2007, bonuses were discretionary and were not linked to specific corporate or individual performance targets, although we did consider subjectively whether corporate and individual performance supported the amounts paid. We did not have a formal bonus plan or policy, although it has been our practice to pay a bonus equal to approximately 25% of base salary to our named executive officers other than the Chief Executive Officer, whose bonus is also discretionary. During 2007, our named executive officers received bonuses ranging from 27% to 29% of their base salaries based on their respective individual performances and contributions to our growth. Our Chief Executive Officer received a bonus equal to 50% of his base salary based on his efforts in expanding our business and our continued improvement in our financial and operational performance. We anticipate that 2008 bonuses will continue to be awarded on a discretionary, subjective basis.

Retirement Benefits.  Our employees, including our named executive officers, participate in a 401(k) plan under which they may defer portions of their base salaries. We contribute to participant accounts under this plan, and a participant’s vested interest in our contributions increases on an annual basis, with full vesting occurring after three years of service. The plan is available to employees on a non-discriminatory basis.

Other Compensation.  Our named executive officers also participate in our broad-based employee benefit plans, such as medical, dental, disability and life insurance programs.

Tax and Accounting Considerations

We take into account tax and accounting implications in our compensation programs. For example, in the selection of long-term incentive awards under the 2008 Long-Term Incentive Plan, we will review projected expense amounts and expense timing associated with alternative types of awards. Under current accounting rules (i.e., FAS 123(R)), we must expense the grant-date fair value of share-based grants such as restricted stock and stock options. The grant-date value is amortized and expensed over the service period or vesting period of the grant.

Section 162(m) of the Internal Revenue Code places a limit on the tax deduction for compensation in excess of $1 million paid to the chief executive officer and four most highly compensated executive officers of a corporation in a taxable year. While we do not currently anticipate exceeding this limit, we plan to retain the flexibility to pay non-deductible compensation if we believe that doing so is in the best interests of the company.

Director Compensation

Our directors did not receive compensation for their services in such capacity for 2007 or 2008. Mr. Hill receives compensation for his services as our President and Chief Executive Officer, however, and Messrs. Levine and Cracchiolo have received payments for services rendered to us in other capacities. See “Certain Relationships and Related Party Transactions.”

Executive Compensation

The following table sets forth information regarding the compensation of our principal executive officer, principal financial officer and our other most highly compensated executive officers who earned more than $100,000 in total compensation with respect to 2007.

Summary Compensation Table

				All Other
		Salary	Bonus	Compensation
Name and Principal Position	Year	($)	($)	($)(1)	Total ($)

Trevor T. Hill	2007	300,000	150,000	2,276,408	2,726,408
President and Chief Executive Officer
Cindy M. Liles	2007	166,289	45,000	149,322	360,611
Senior Vice President of Growth Services and Treasurer
Leo Commandeur	2007	207,000	60,000	951,066	1,218,066
Senior Vice President of Business Development and Secretary
Graham Symmonds	2007	166,289	45,000	244,643	455,932
Senior Vice President Regulatory Affairs and Compliance and Chief Technology Officer

(1)	Represents tax reimbursement payments by Global Water Resources, LLC to holders of limited liability company interests in accordance with the terms of its operating agreement, which reflect in large measure the difference between taxable revenue and revenue for financial reporting purposes, and company matching contributions to the individual’s 401(k) plan account in the following amounts:

	Tax Reimbursement	401(k) Company Match
	$	$

Mr. Hill	2,268,658	7,750
Ms. Liles	142,983	6,339
Mr. Commandeur	943,316	7,750
Mr. Symmonds	238,304	6,339

Employment Agreements

On October 24, 2003, Global Water Resources, LLC entered into an employment agreement with our Chief Executive Officer, Trevor T. Hill. Unless we negotiate a new employment agreement with Mr. Hill, Global Water Resources, LLC will assign this agreement, revised as necessary to comply with the Internal Revenue Code, to us upon effectiveness of the Reorganization. The agreement has an initial five-year term that will be extended automatically for a successive 12-month period at the end of the initial term (and at the end of any 12-month extension thereof) unless either party provides 60 days’ prior written notice to the other of its intent not to extend the agreement. The agreement provides for an initial base salary of $200,000 per year, which is subject to review by the board of directors at least annually, a discretionary annual bonus to be determined by the board of directors and such standard insurance, retirement and other benefits as are available to executives generally.

The agreement provides that if we terminate Mr. Hill’s employment without cause or upon his disability, we will continue to pay his base salary for a period of six months following his termination (or in the case of disability, until his earlier receipt of payments under our long-term disability, if any). The agreement contains non-competition and non-solicitation provisions that apply during the term of the agreement, for six months following our termination of Mr. Hill’s employment without cause and for two years following the termination of Mr. Hill’s employment for all other reasons except for death or disability. The agreement also contains non-disclosure provisions that survive for two years following the termination of the agreement with respect to confidential information and for periods permitted under applicable law with respect to trade secrets.

Employee Benefit Plans

2008 Long-Term Incentive Plan.  We maintain the Global Water Resources, Inc. 2008 Long-Term Incentive Plan (“Incentive Plan”). Our board of directors has reserved           shares of common stock, representing approximately 10% of our shares of common stock that will be outstanding upon completion of the Reorganization, for issuance pursuant to awards that may be made under the Incentive Plan, subject to adjustment as provided therein. Awards under the Incentive Plan are determined by a committee appointed by the board of directors (“Committee”). To the extent required by Section 162(m) of the Internal Revenue Code for a grant to qualify as qualified performance based compensation, the maximum number of shares of common stock with respect to which options, stock appreciation rights and other awards may be granted during any calendar year to any employees will not exceed           shares or, in the case of awards payable in cash, the maximum amount that may be paid in any calendar year to an employee pursuant to an award may not exceed $     .

Key employees, officers, directors and other service providers of our company or an affiliate are eligible for awards under the Incentive Plan. The Incentive Plan permits the Committee to make awards of shares of common stock, awards of derivative securities related to the value of the common stock and awards payable in cash or shares of common stock based upon satisfaction of performance criteria or measured by the dividend rights of holders of shares of common stock. The Incentive Plan permits the Committee to make awards of a variety of equity- or cash-based incentives, specifically: stock awards, options to purchase shares of common stock, stock appreciation rights, performance awards, restricted stock units, phantom stock and dividend equivalent rights (“Stock Incentives”). In addition, the Committee may authorize supplemental cash awards to defray the expense of income taxes imposed upon the recipient of an award by reason of the grant or settlement of a Stock Incentive. These discretionary awards may be made on an individual basis, or pursuant to a program approved by the Committee for the benefit of a group of eligible persons.

The number of shares of common stock as to which an award is granted and to whom any Stock Incentive is granted, and all other terms and conditions of an award, is determined by the Committee, subject to the general provisions of the Incentive Plan. The Committee may modify the terms and conditions of an award under certain circumstances and provided such modification does not adversely affect the rights of the holder. The terms of particular awards may provide that they terminate, among other reasons, upon the holder’s termination of employment or other status with respect to the company and any affiliate, upon a specified date, upon the holder’s death or disability, or upon the occurrence of a change in control of the company. At the Committee’s discretion, awards that are held by an employee who suffers a termination of employment may be cancelled, accelerated, paid or continued, subject to the terms of the applicable award agreement and to the provisions of the Incentive Plan. Awards generally are not transferable or assignable during a holder’s lifetime and the company has no duty to recognize any disposition of awards not in accordance with the Incentive Plan.

The number of shares of common stock reserved for issuance in connection with the grant or settlement of awards or to which an award is subject, as the case may be, the exercise price of each option, the strike price of stock appreciation rights, and the per calendar year limit on the number of shares of common stock that may be granted to any single employee are subject to adjustment in the event of any recapitalization of the company or similar event, effected without the receipt of consideration. In the event of certain corporate reorganizations and similar events, awards may be substituted, cancelled, accelerated, cashed-out or otherwise adjusted by the Committee, provided such adjustment is not inconsistent with the express terms of the Incentive Plan or the applicable award.

Other Benefit Plans.  We also provide a 401(k) retirement plan for our employees, who are eligible to participate after three months of service. We contribute to participant accounts under this plan, and a participant’s vested interest in our contributions increases on an annual basis, with full vesting occurring after three years of service. We also provide group medical dental, disability and life insurance benefits to our employees.

Limitation of Liability and Indemnification of Officers and Directors

As permitted by Section 102 of the Delaware General Corporation Law, provisions in our certificate of incorporation and bylaws limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as directors. The duty of care generally requires that when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our certificate of incorporation will authorize us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

As permitted by Section 14 of the Delaware General Corporation Law, our certificate of incorporation and bylaws provide that:

•	we may indemnify our directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•	we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in our bylaws are not exclusive.

At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which any of them is seeking indemnification from us, nor are we aware of any threatened litigation or proceeding that may result in a claim for indemnification.

We will seek to obtain a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances that will be effective upon completion of this offering.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions, since January 1, 2006, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	a director, executive officer, holder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

We also describe below certain other transactions with our directors, executive officers and stockholders. We believe that the terms obtained or consideration paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions. It is our intention to ensure that all future transactions between us and our directors, officers, holders of more than 5% of our common stock or any members of their immediate families and their affiliates are approved by a majority of our board of directors, including a majority of the disinterested directors, and are on terms no less favorable to us than those that we may obtain from unaffiliated third parties. The information set forth in this section assumes conversion of all outstanding shares of preferred stock into shares of common stock.

We are a party to a financial consulting agreement with Williams Manufacturing Company, with respect to which our Chairman, William S. Levine, is the majority owner and president and under which we pay fees to such affiliate based on a percentage of the outstanding borrowings under our revolving credit facility. Fees are calculated under two alternative scenarios. If we elect to pay interest based on the prime rate, the fee is equal to the additional amount of interest we would pay if such payments were based on the prime rate as opposed to our current rate of 1.25% below prime. If we elect to pay interest based on LIBOR, the fee is equal to the additional amount of interest we would pay if such payments were based on LIBOR plus 2.25% as opposed to LIBOR plus 1.25%. Mr. Levine and Levine Investments, L.P., a limited partnership of which Mr. Levine is a general partner, guarantee all indebtedness under the credit facility, which had a balance of $34.6 million and a $3.3 million letter of credit outstanding at December 31, 2007. We paid $604,140 in fees to Williams Manufacturing Company under the financial consulting agreement during 2007 and anticipate that we will continue to pay fees under the agreement in the foreseeable future.

We plan to redeem the outstanding preferred limited liability company interests of Global Water Resources, LLC and Global Water Management, LLC prior to the effectiveness of this offering. The redemption will be financed through additional borrowings under the revolving credit facility described above, which facility will be repaid in full with the net proceeds of this offering. The following investors will receive the following amounts in connection with such redemption:

Investor	Amount of Unrecovered Capital	Accrued 8% Return

Levine Investments, L.P.	$
Trevor T. Hill
Leo Commandeur
Daniel Cracchiolo

We received legal services from the firm of Burch & Cracchiolo, P.A., in which one of our directors, Daniel Cracchiolo, is a partner. During 2007, we paid Burch & Cracchiolo $283,462 in legal fees, representing less than 5% of that firm’s 2007 gross revenue.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock at          , 2008, and as adjusted to reflect the sale of common stock offered by us in this offering, for:

•	each person, or group of affiliated persons, who we know beneficially owns more than 5% of our outstanding common stock;

•	each of our directors;

•	each of our director nominees;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

Unless otherwise noted below, the address of each beneficial owner listed in the table is c/o Global Water Resources, Inc., 91410 N. 19th Avenue, Suite 201, Phoenix, Arizona 85027.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based upon the information furnished to us, that the persons and entities named in the table below have voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on           shares of common stock outstanding as of          , 2008 and           shares of common stock upon completion of this offering. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed any outstanding shares of common stock subject to options held by that person that are currently exercisable or exercisable as of          , which is 60 days after the date of this table. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. All information is presented on a pro forma basis giving effect to the Reorganization.

			Percent of
	Amount and	Percent of	Shares
	Nature of	Common	Beneficially
	Beneficial	Stock	Owned After
Name, Position and Address	Ownership	Outstanding	Offering

Directors
William S. Levine(1)		42.437%
Trevor T. Hill		23.292%
Daniel Cracchiolo(2)		6.125%

Non-Director Executive Officers
Leo Commandeur		11.646%
Graham Symmonds		2.500%
Cindy M. Liles		1.500%

Other More than 5% Shareholders
Andrew Cohn(3)		12.500%

All directors and executive officers as a group (6 in total)		87.500%

(1)	The indicated shares are held of record by Levine Investments, L.P., of which Mr. Levine is a general partner. The address of Mr. Levine and of Levine Investments, L.P., is 1702 E. Highland Ave, Suite 310, Phoenix, AZ 85016.

(2)	The address of Mr. Cracchiolo is 702 East Osborne, Suite 200, Phoenix, AZ 85014.

(3)	The address of Mr. Cohn is 1702 E. Highland Ave, Suite 310, Phoenix, AZ 85016.

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering, after giving effect to the Reorganization, our authorized capital stock will consist of 100,000,000 shares of common stock, $0.01 par value per share, and 1,000,000 shares of undesignated preferred stock. The following description summarizes some of the terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which the prospectus is a part.

Common Stock

As of          , 2008, there were           shares of common stock outstanding, held of record by seven stockholders. After this offering, there will be           shares of our common stock outstanding, or           shares if the underwriters exercise their over-allotment option in full.

The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election if they so choose, subject to the rights of any preferred stockholders. Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by our board of directors out of legally available funds. Upon our liquidation, dissolution or winding up, the holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities of our company, subject to the prior rights of any preferred stock then outstanding. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the common stock. All outstanding shares of common stock are, and the common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

There are presently no shares of preferred stock outstanding. Following the offering, our board of directors will have the authority, without any action by the stockholders, to issue from time to time up to 1,000,000 shares of preferred stock in one or more series and to fix the number of shares, designations, preferences, powers, and relative, participating, optional or other special rights and the qualifications or restrictions thereof. The preferences, powers, rights and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, and purchase funds and other matters. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of common stock, and may have the effect of delaying, deferring or preventing a change in control of our company. The existence of authorized but unissued preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in our best interests, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group.

Anti-Takeover Effects of Provisions of Delaware Law

Some provisions of Delaware law contain provisions that could make the following transactions more difficult, including acquisition of us by means of a tender offer, acquisition of us by means of a proxy contest or otherwise or removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions also are designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the Delaware General Corporation Law which prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a Delaware corporation for three years following the date these persons become interested stockholders. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors.

Limitations of Liability and Indemnification Matters

As permitted by Section 102 of the Delaware General Corporation Law, we intend to adopt provisions in our certificate of incorporation and bylaws that limit the liability of our directors for monetary damages for breach of their fiduciary duties, except for liability that cannot be eliminated under the Delaware General Corporation Law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following:

•	any breach of their duty of loyalty to the corporation or the stockholder;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

As permitted by Section 145 of the Delaware General Corporation Law, our certificate of incorporation and our bylaws also will provide that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law and that we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions. We believe that indemnification under our certificate of incorporation and our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our certificate of incorporation also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether our certificate of incorporation or Section 145 of the Delaware General Corporation Law would permit indemnification.

Transfer Agent and Registrar

We have appointed           as the transfer agent and registrar for our common stock.

Nasdaq Global Select Market Listing

We have applied to have our common stock listed/approved for quotation on the Nasdaq Global Select Market under the symbol GWRI.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that these sales could occur, could affect prevailing market prices adversely. Furthermore, since only a limited number of shares will be available for sale shortly after the offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have           shares of common stock outstanding, assuming no exercise of currently outstanding options. Of these shares, the           shares sold in this offering, plus any additional shares sold upon exercise of the underwriters’ over-allotment option, will be freely transferable without restriction under the Securities Act, unless they are held by our “affiliates” as that term is used under the Securities Act and the rules and regulations promulgated thereunder. The remaining           shares of common stock held by existing stockholders are restricted shares. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act, which rules are summarized below.

As a result of lock-up agreements and the provisions of Rules 144 and 701, additional shares will be available for sale in the public market, assuming no exercise of options or warrants, as follows:

•	restricted shares will be eligible for sale upon expiration of applicable lock-up agreements; and

•	restricted shares will be eligible for sale upon the expiration of their six month holding period and applicable lock-up agreements, from time to time and subject to volume limitations and other restrictions under Rule 144 ( of which are held by executive officers, directors and their affiliates).

Rule 144

In general, under Rule 144 as in effect on the date of this prospectus, beginning 90 days after the effective date of this offering, our affiliates, or a person (or persons whose shares are aggregated) who has beneficially owned restricted shares (as defined under Rule 144) for at least six months, is entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of common stock or the average weekly trading volume of the common stock on the Nasdaq Global Select Market during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the SEC. Sales under Rule 144 are subject to requirements relating to the manner of sale, notice, and the availability of current public information about us.

2008 Long-Term Incentive Plan

We intend to file with the SEC a registration statement under the Securities Act covering the shares of common stock that we may issue under our 2008 Long-Term Incentive Plan. The registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the 180-day lock-up arrangement described above, if applicable.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus by means of an underwritten public offering. We have entered into a firm commitment underwriting agreement with the underwriters named below. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and the underwriters have agreed to purchase the aggregate number of shares of our common stock set forth opposite their respective names below at the public offering price less the underwriting discount on the cover page of this prospectus.

Underwriters	Number of Shares

Janney Montgomery Scott LLC.

Total

The underwriting agreement is subject to a number of terms and conditions and may be terminated by the underwriters in the event of a material adverse change in economic, political or financial conditions. The obligations of the underwriters also may be terminated upon the occurrence of other events specified in the underwriting agreement. The underwriting agreement provides that the underwriters must buy all of the shares of common stock if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us.

The underwriters initially will offer the shares of our common stock to the public at the price specified on the cover page of this prospectus. The underwriters may allow a concession of not more than $      per share to selected dealers. The underwriters may allow, and selected dealers may re-allow, a concession not in excess of $      per share to brokers and dealers. If all of the shares of common stock are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. The shares of our common stock are offered subject to a number of conditions, including:

•	the registration statement, of which the prospectus is a part, has been declared effective;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material adverse change in our business;

•	the shares of our common stock to be sold in this offering have been approved for listing on the Nasdaq Global Select Market;

•	we deliver customary closing documents to the underwriters;

•	receipt and acceptance of the common stock by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.

Over-Allotment Option.  We have granted the underwriters an over-allotment option to buy up to           additional shares of our common stock at the price specified on the cover page of this prospectus less underwriting discounts and commissions. These additional shares of our common stock may only be used to cover sales of shares by the underwriters that exceed the total number of shares of our common stock described above. The underwriters may exercise this option at any time within 30 days after the date of this prospectus. If purchased, the additional shares of our common stock will be sold by the underwriters on the same terms as those on which the other shares are sold. We will pay the expenses associated with the exercise of this option.

Discount and Commissions.  The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

Total Paid By Us
	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

We estimate that the expenses of this offering to be paid by us, not including underwriting discounts and commissions, will be approximately $     .

Listing.  We have applied to have our common stock approved for quotation/listing on the Nasdaq Global Select Market under the symbol GWRI.

Stabilization.  In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	syndicate covering transactions;

•	purchases to cover positions created by short sales; and

•	penalty bids.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilizing transactions may include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock from us or on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares of our common stock in the open market. In making this determination, the underwriters will consider, among other things, the price of shares of our common stock available for purchase in the open market compared to the price at which the underwriters may purchase shares of our common stock through the over-allotment option.

A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of shares of our common stock in the open market that could adversely affect investors who purchased shares of our common stock in this offering. To the extent that the underwriters create a naked short position, they will purchase shares of our common stock in the open market to cover the position.

The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the shares of the common stock originally sold by that syndicate member are purchased in a stabilizing transaction or syndicate covering transaction to cover syndicate short positions. The imposition of a penalty bid may have an effect on the price of the common stock to the extent that it may discourage resales of the common stock.

These activities may have the effect of raising or maintaining the market price of shares of our common stock or preventing or retarding a decline in the market price of shares of our common stock. As a result of these activities, the price of shares of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence the activities, they may discontinue them at any time. The underwriter may carry out these transactions on the Nasdaq Global Select Market, in the over-the-counter market or otherwise.

IPO Pricing.  Prior to this offering, there has been no public market for shares of our common stock. The initial public offering price has been determined by negotiation between us and the underwriters. Among the factors considered in these negotiations were:

•	the history of, and prospects for, our company and the industry in which we compete;

•	our past and present financial performance;

•	an assessment of our management;

•	the present state of our development;

•	the prospects for our future earnings;

•	the prevailing conditions of the applicable U.S. securities market at the time of this offering;

•	market valuations of publicly traded companies that we and the underwriters believe to be comparable to us; and

•	other factors that we may deem relevant.

Lock-up Agreements.  We and our executive officers, directors, director nominees and existing shareholders have entered into lock-up agreements with Janney Montgomery Scott LLC, on behalf of the underwriters. Under our agreement with the underwriters, subject to certain exceptions, we may not issue any new shares of our common stock other than the shares of our common stock, options to purchase shares of our common stock or common stock issuable upon exercise of options issued under our equity incentive plans or upon exercise or conversion of currently outstanding exercisable or convertible securities.

Under agreements with Janney Montgomery Scott LLC, on behalf of the underwriters, the holders of substantially all shares of our common stock may not, directly or indirectly, offer to sell, sell, pledge, contract to sell or otherwise transfer or dispose of, enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of or engage in any short selling of any shares of our common stock or securities convertible into or exchangeable for shares of our common stock, or publicly disclose the intention to do any of the foregoing, without the prior written consent of Janney Montgomery Scott LLC for a period of 180 days from the effective date of the registration statement of which the prospectus forms a part. Janney Montgomery Scott LLC, in its sole discretion, may release the securities subject to the lock-up agreements in whole or in part at any time with or without notice. Janney Montgomery Scott LLC has advised us that when determining whether to release such securities from the lock-up agreements, it will consider, among other factors, the holder’s reasons for requesting the release, the number of securities for which the release is being requested and market conditions at the time of the request for such release. Janney Montgomery Scott LLC has further advised us that it does not at this time have any intention of releasing any of the securities subject to the lock-up agreements prior to the expiration of the lock-up period. In addition, during this 180-day period we also have agreed not to file any registration statement for, and each of our officers and stockholders has agreed not to exercise any demand, mandatory, piggyback, optional or any other registration rights with respect to, the registration any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock without the prior written consent of Janney Montgomery Scott LLC, other than a registration statement on Form S-8 to register the shares of our common stock, options to purchase shares of our common stock and shares of our common stock issuable upon exercise of options pursuant to any stock option, stock bonus or other stock plan or arrangement described in this prospectus. Notwithstanding the foregoing, if we issue an earnings release or material news or a material event relating to us occurs during the last 17 days of this 180-day period or prior to the expiration of this 180-day period or we announce that we will release earnings results during the 16-day period beginning on the last day of this 180-day period, the restrictions imposed by lock-up agreements shall continue to apply until the expiration of the 180-day period beginning on the issuance of such earnings release or the occurrence of such material news or material event.

Directed Share Program.  At our request, certain of the underwriters have reserved for sale, at the initial public offering price, up to           shares of our common stock being offered for sale to some of our directors, officers, employees and other persons having a business relationship with us, our affiliates or persons with whom we have a business relationship. At the discretion of our management, these other parties, including our employees, may participate in the reserved share program. The number of shares available for sale to the general public in this offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

Indemnification.  We will indemnify the underwriters against some liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

LEGAL MATTERS

The validity of our common stock offered by this prospectus will be passed upon for us by Powell Goldstein LLP, Atlanta, Georgia. Certain legal matters in connection with this offering will be passed upon for the underwriters by Squire, Sanders & Dempsey LLP, Cleveland, Ohio.

EXPERTS

The combined consolidated financial statements of Global Water Resources, LLC and subsidiaries and Global Water Management, LLC as of December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007 included in this prospectus and related registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed herewith. For further information with respect to us and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules filed herewith may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials may be obtained from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549 upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act, and in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference rooms and on the SEC’s website.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Global Water Resources, LLC and Global Water Management, LLC
Phoenix, Arizona

We have audited the accompanying combined consolidated balance sheets of Global Water Resources, LLC and subsidiaries and Global Water Management, LLC (collectively, the “Company”), both of which are under common ownership and common management, as of December 31, 2007 and 2006, and the related combined consolidated statements of income, members’ equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/  DELOITTE & TOUCHE LLP

Phoenix, Arizona
May 13, 2008

GLOBAL WATER RESOURCES, LLC AND SUBSIDIARIES AND
GLOBAL WATER MANAGEMENT, LLC

COMBINED CONSOLIDATED BALANCE SHEETS
As of December 31, 2007 and 2006

	2007	2006

ASSETS

PROPERTY, PLANT AND EQUIPMENT:
Property, plant and equipment	$241,975,967	$179,330,239
Less accumulated depreciation	(11,744,158)	(6,581,502)

Net property, plant and equipment	230,231,809	172,748,737

CURRENT ASSETS:
Cash and cash equivalents	166,496	414,017
Accounts receivable — net	1,983,757	1,945,777
Security deposits receivable	741,350	364,950
Other receivables	10,470	81,230
Accrued utility revenue	332,911	221,188
Infrastructure coordination and financing fees receivable	97,500	255,450
Income tax receivable	81,544	—
Stored water credits	713,894	—
Prepaid expense	465,207	197,876
Other current assets	35,016	246,713
Deferred tax asset—current	876,131	98,210

Total current assets	5,504,276	3,825,411

OTHER ASSETS:
Goodwill	45,809,111	45,809,111
Other intangible assets — net	33,623,035	36,643,193
Deposits	668,546	749,411
Bond reserve fund and other restricted cash	9,298,254	3,884,225
Debt issuance costs — net	2,821,652	1,572,488
Deferred acquisition costs	108,262	78,527

Total other assets	92,328,860	88,736,955

TOTAL	$328,064,945	$265,311,103

See notes to combined consolidated financial statements.

GLOBAL WATER RESOURCES, LLC AND SUBSIDIARIES AND
GLOBAL WATER MANAGEMENT, LLC

COMBINED CONSOLIDATED BALANCE SHEETS
As of December 31, 2007 and 2006

	2007	2006

LIABILITIES AND MEMBERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$3,481,647	$9,829,512
Accrued expenses	9,169,248	6,983,052
Members’ distributions payable	2,042,458	7,908,988
Income tax payable	—	212,067
Accrued acquisition payment	13,364,408	13,934,225
Customer and meter deposits	1,192,420	865,290
Loan payable—current portion	137,861	146,061

Total current liabilities	29,388,042	39,879,195

DEFERRED CREDITS AND OTHER LIABILITIES:
Bonds payable	90,115,055	36,495,000
Bank loans payable	38,041,833	24,087,692
Deferred revenue and prepaid ICFA fees	39,235,381	40,582,116
Advances in aid of construction	69,405,414	51,063,891
Contributions in aid of construction—net	792,127	4,603,541
Deferred income tax liability	7,169,614	5,245,941
Acquisition liability	42,502,507	44,453,409

Total deferred credits and other liabilities	287,261,931	206,531,590

Total liabilities	316,649,973	246,410,785

COMMITMENTS AND CONTINGENCIES
(Notes 5, 6, 7, 8, 9 and 13)

MEMBERS’ EQUITY:
Contributed capital	26,001,000	26,001,000
Undistributed preferred return	14,357	2,126,556
Common unit deficit	(14,600,385)	(9,227,238)

Total members’ equity	11,414,972	18,900,318

TOTAL	$328,064,945	$265,311,103

See notes to combined consolidated financial statements.

GLOBAL WATER RESOURCES, LLC AND SUBSIDIARIES AND
GLOBAL WATER MANAGEMENT, LLC

COMBINED CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31, 2007, 2006 and 2005

	2007	2006	2005

OPERATING REVENUES:
Water usage	$11,971,773	$8,364,337	$3,780,184
Wastewater services	5,714,272	4,526,939	2,732,303
Infrastructure coordination and financing fees	6,595,792	5,951,512	4,346,527
Meter installation and connection fees	1,059,471	1,534,808	1,536,602
Developer, management and other fees	467,648	471,608	547,060

Total operating revenues	25,808,956	20,849,204	12,942,676

OPERATING EXPENSES:
Operations and maintenance	2,637,084	1,466,825	792,125
General and administrative	9,974,021	6,754,380	3,412,802
Depreciation	5,989,141	3,364,733	1,586,718
Amortization of intangible assets	2,623,865	2,236,126	1,751,506

Total operating expenses	21,224,111	13,822,064	7,543,151

OPERATING INCOME	4,584,845	7,027,140	5,399,525

OTHER INCOME (EXPENSE):
Interest income	379,519	31,727	1,648
Interest expense—net of $4,644,747, $2,870,360 and $891,533 capitalized in 2007, 2006 and 2005, respectively	(4,328,691)	(1,447,647)	(6,519)
Other	(30,761)	(34,168)	18,884

Total other income (expense)	(3,979,933)	(1,450,088)	14,013

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	604,912	5,577,052	5,413,538

INCOME TAX (BENEFIT) EXPENSE	(1,404,135)	(740,040)	—

INCOME FROM CONTINUING OPERATIONS	2,009,047	6,317,092	5,413,538

INCOME FROM DISCONTINUED OPERATIONS, NET OF TAX of $2,548,023, $30,478, and $43,585, in 2007, 2006 and 2005, respectively	4,060,276	267,216	71,922

NET INCOME	$6,069,323	$6,584,308	$5,485,460

See notes to combined consolidated financial statements.

GLOBAL WATER RESOURCES, LLC AND SUBSIDIARIES AND
GLOBAL WATER MANAGEMENT, LLC

COMBINED CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY
For the Years Ended December 31, 2007, 2006 and 2005

		Undistributed		Total
	Contributed	Preferred	Common Unit	Members’
	Capital	Return	Earnings (Deficit)	Equity

BALANCE—January 1, 2005	$27,501,000	$1,124,377	$(147,657)	$28,477,720
Distributions—return of capital	(1,500,000)	—	—	(1,500,000)
Distributions—preferred return	—	(4,555,737)	—	(4,555,737)
Distributions—taxes	—	—	(4,119,647)	(4,119,647)
Net income	—	3,431,360	2,054,100	5,485,460

BALANCE—December 31, 2005	$26,001,000	—	$(2,213,204)	$23,787,796
Distributions—taxes	—	—	(11,471,786)	(11,471,786)
Net income	—	2,126,556	4,457,752	6,584,308

BALANCE—December 31, 2006	$26,001,000	$2,126,556	$(9,227,238)	$18,900,318
Distributions—preferred return	—	(4,378,232)	—	(4,378,232)
Distributions—taxes	—	—	(9,176,437)	(9,176,437)
Net income	—	2,266,033	3,803,290	6,069,323

BALANCE—December 31, 2007	$26,001,000	$14,357	$(14,600,385)	$11,414,972

See notes to combined consolidated financial statements.

GLOBAL WATER RESOURCES, LLC AND SUBSIDIARIES AND
GLOBAL WATER MANAGEMENT, LLC

COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2007, 2006 and 2005

	2007	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$6,069,323	$6,584,308	$5,485,460
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	6,069,133	3,817,112	1,921,778
Amortization of intangible assets	2,623,865	2,229,216	1,751,506
Interest accretion on deferred payments for acquisitions	(95,363)	1,247,951	—
(Gain) on sale of discontinued operations	(6,484,488)	—	—
(Gain) loss on sale of fixed assets	35,361	(34,169)	4,262
Deferred income tax expense (benefit)	1,145,753	(678,744)	43,585
Changes in assets and liabilities—excluding effects of acquisitions:
Accounts receivable	(37,980)	749	(717,766)
Other receivables	70,760	(446,180)	—
Infrastructure coordination and financing fees receivable	157,950	517,248	(306,648)
Accrued utility revenue	(111,723)	(134,295)	(38,091)
Other current assets	(746,791)	(236,673)	32,748
Income taxes payable	(293,611)	10,353	—
Accounts payable and other current liabilities	(1,164,376)	4,361,633	(1,888,417)
Deferred revenue and prepaid ICFA fees	(1,346,735)	19,544,696	17,146,454

Net cash provided by operating activities	5,891,078	36,783,205	23,434,871

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(67,842,091)	(51,171,979)	(27,692,818)
Proceeds from sale of fixed assets	19,539,153	43,036	49,824
Withdrawals (deposits) of restricted cash	29,475	(126,887)	—
Deposits	(295,535)	(265,982)	—
Intangible asset additions	(8,781)	(242,501)	—
Acquisition of utilities—net of cash acquired	—	(15,547,028)	(5,920,963)
Deferred payments for acquisitions	(3,466,357)	—	—
Deferred acquisition costs incurred	(29,735)	(46,432)	(47,709)

Net cash used in investing activities	(52,073,871)	(67,357,773)	(33,611,666)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bonds	53,624,175	36,495,000	—
Proceeds deposited to bond reserve fund	(5,454,597)	(3,597,106)	—
Bank loan borrowings	101,423,436	71,784,855	20,818,929
Bank loan repayments	(87,477,495)	(72,396,729)	(5,165,506)
Debt issuance costs incurred	(1,332,650)	(1,447,265)	—
Distributions to members	(19,421,198)	(4,824,970)	(8,737,644)
Advances in aid of construction	4,997,836	5,022,315	2,110,364
Refunds of advances for construction	(424,235)	(185,697)	(26,405)

Net cash provided by financing activities	45,935,272	30,850,403	8,999,738

(continued)

GLOBAL WATER RESOURCES, LLC AND SUBSIDIARIES AND
GLOBAL WATER MANAGEMENT, LLC

COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)
For the Years Ended December 31, 2007, 2006 and 2005

	2007	2006	2005

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$(247,521)	$275,835	$(1,177,057)
CASH AND CASH EQUIVALENTS—Beginning of year	414,017	138,182	1,315,239

CASH AND CASH EQUIVALENTS—End of year	$166,496	$414,017	$138,182

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	$6,118,442	$2,752,422	$1,057,272

Cash paid for income taxes	$309,306	$—	$—

Acquisition liability incurred in connection with business combinations and acquisitions of intangible assets	$—	$39,939,225	$17,200,458

Noncash advances in aid of construction—line extensions	$16,287,132	$13,640,921	$1,908,744

Capital expenditures included in accounts payable and accrued expenses	$5,750,581	$8,805,836	$4,414,795

Change in members’ distributions payable	$(5,866,530)	$6,646,818	$1,262,170

See notes to combined consolidated financial statements.

GLOBAL WATER RESOURCES, LLC AND SUBSIDIARIES AND
GLOBAL WATER MANAGEMENT, LLC

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Combination—The combined consolidated financial statements of Global Water Resources, LLC (“GWR”) and Global Water Management, LLC (“GWM”) include the accounts of GWR and all of its subsidiaries as well as GWM (collectively, the “Company”). GWR and GWM are under common ownership and common management. All intercompany account balances and transactions between GWR and its subsidiaries and GWM have been eliminated.

Business—GWR was organized in 2003 to acquire, own, and manage a portfolio of water and wastewater utilities in North America. GWM was formed as an affiliated company to provide business development, management, construction project management, operations, and administrative services to GWR and all of its regulated subsidiaries.

On February 4, 2004, GWR purchased its first two utilities, Palo Verde Utilities Company, LLC (“Palo Verde”) and Santa Cruz Water Company, LLC (“Santa Cruz”). Santa Cruz and Palo Verde provide water and wastewater operations, respectively, to residential and commercial customers in the vicinity of the City of Maricopa in Pinal County, AZ and are regulated by the Arizona Corporation Commission (the “Commission”). On June 15, 2005, GWR executed the purchase of the assets of Sonoran Utility Services, LLC (“Sonoran”), an unregulated utility, effective March 31, 2005. The Sonoran assets are used to provide water and wastewater operations to residential and commercial customers in a water improvement district and a wastewater improvement district adjacent to the service area of Santa Cruz and Palo Verde. The Sonoran assets were contributed to Santa Cruz and Palo Verde upon acquisition.

In March 2005, Global Water, Inc. (“GWI”), an Arizona corporation, was established as a subsidiary of GWR to acquire, own, and manage a portfolio of water and wastewater utilities. On March 3, 2005, GWI purchased the issued and outstanding shares of Cave Creek Water Company, Inc. (“Cave Creek”) and Pacer Equities, Inc. (“Pacer”). Cave Creek provided water utility operations and water distribution to residential and commercial customers in the vicinity of the Town of Cave Creek in Maricopa County, AZ and was regulated by the Commission. Pacer owned the water treatment facility utilized by Cave Creek. In 2007, the assets of Cave Creek and Pacer were sold to the Town of Cave Creek to settle a condemnation (see Note 10).

On July 6, 2005, GWI established Hassayampa Utilities Company, Inc. (“Hassayampa”). Hassayampa is a start-up wastewater utility that anticipates beginning to serve customers in western Maricopa County, AZ in 2010 upon completion of numerous permits and construction.

On July 11, 2006, GWI acquired 100% of the outstanding common shares of West Maricopa Combine (WMC), the parent company of Valencia Water Company (“Valencia Water”) in the City of Buckeye, Willow Valley Water Company (“Willow Valley”) near Bullhead City, Water Utility of Greater Buckeye (“Greater Buckeye”) near Buckeye, Water Utility of Greater Tonopah (“Greater Tonopah”) west of the Hassayampa River, and Water Utility of Northern Scottsdale (“WUNS”) in northeast Scottsdale, all within the state of Arizona.

On December 30, 2006, GWI purchased the total issued and outstanding shares of Francisco Grande Utility Company (“FG”), an Arizona corporation owning the right to provide water and wastewater services near the cities of Maricopa and Casa Grande, Arizona. Also, on December 30, 2006, GWI purchased the total issued and outstanding shares of CP Water Company (“CP”), an Arizona corporation providing water services near the cities of Maricopa and Casa Grande, AZ.

GWI formed Global Water-Picacho Cove Water Company (“Picacho Water”) and Global Water-Picacho Cove Utilities Company (“Picacho”) in October 2006, to provide integrated water, wastewater and recycled water service to an area in the vicinity of Eloy, Arizona along Interstate 10 about midway between Tucson and Phoenix.

GLOBAL WATER RESOURCES, LLC AND SUBSIDIARIES AND
GLOBAL WATER MANAGEMENT, LLC

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Transfer of Assets and Change in Tax Status—In 2005, GWR concluded that the preferred legal form for Palo Verde and Santa Cruz was as corporations, and began the necessary actions to transfer the Certificates of Convenience and Necessity (CC&Ns), related assets and utility operations of Palo Verde and Santa Cruz to newly formed corporations wholly owned by GWI, Global Water-Palo Verde Utilities Company (“GW-PV”) and Global Water-Santa Cruz Water Company (“GW-SC”), respectively. The transfer of the CC&Ns and related assets required Commission approval. On March 9, 2006, Palo Verde and Santa Cruz filed a joint application with the Commission for the transfer, to be effective retroactive to January 1, 2006. On October 25, 2006, the Commission’s Utility Division issued its Staff Report recommending approval of the application. An evidentiary hearing was held before an administrative law judge on January 12, 2007, at which no objections to the application were raised. The final Opinion and Order to approve the application effective January 1, 2006, was issued by the Commission on September 27, 2007.

The members of GWR agreed to assign all beneficial interests in distributions and the proceeds from any sale of the member interests of Palo Verde or Santa Cruz to GW-PV or GW-SC, respectively, effective January 1, 2006. As a result, Palo Verde and Santa Cruz are considered to be consolidated subsidiaries of GW-PV and GW-SC for financial reporting and income tax purposes, effective January 1, 2006.

Significant Accounting Policies—The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America. Significant accounting policies are as follows:

Use of Estimates—The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Utility Plant—Utility plant in service is stated at cost less accumulated depreciation provided on a straight-line basis at annual rates ranging from 2% to 20% for each depreciable asset class as set by the Commission or, in the absence of a set rate, by water and wastewater treatment industry standard. Interest incurred during the construction period is capitalized as a component of the cost of the constructed assets. Expenditures for maintenance and repairs are charged to expense. The cost of replacements and improvements is capitalized. When assets are retired or otherwise disposed of, the cost is eliminated from the accounts, and is charged to the related accumulated depreciation.

Revenue Recognition—Water Services—Water usage revenues are recorded when service is rendered or water is delivered to customers. However, in addition to the monthly basic service charge, the determination and billing of water sales to individual customers is based on the reading of their meters, which occurs on a systematic basis throughout the month. At the end of each reporting period, amounts of water delivered to customers since the date of the last meter reading are estimated and the corresponding accrued utility revenue is recorded. Water meter connection fees are recorded when service is rendered for new customer connections. Revenue from water meter sales that is not refundable pursuant to an advance in aid of construction agreement with the developer are generally recognized at the time the water meters are installed and service begins to a particular lot.

Revenue Recognition—Wastewater and Recycled Water Services—Wastewater service revenues are generally recognized when service is rendered. Wastewater services are billed at a fixed monthly amount per connection and recycled water services are billed monthly based on volumetric fees.

GLOBAL WATER RESOURCES, LLC AND SUBSIDIARIES AND
GLOBAL WATER MANAGEMENT, LLC

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revenue Recognition—Infrastructure Coordination and Financing Fees—GWR finances the capital improvement obligations of its subsidiaries with a combination of equity and debt. The Company has infrastructure coordination and financing agreements (ICFAs) with developers and homebuilders to finance water and wastewater infrastructure to their respective land parcels on a fee per lot basis. ICFAs are voluntary, alternative financing mechanisms the Company periodically employs to allow developers and homebuilders to defer financial participation in the up-front investment in infrastructure. Revenue from these infrastructure agreements is recognized at the time water meters are installed and service begins to a particular lot. Cash received under the agreements prior to the commencement of water service is nonrefundable and is recorded as deferred revenue in the combined consolidated balance sheets.

Cash and Cash Equivalents—Cash and cash equivalents include all highly liquid investments in debt instruments with an original maturity of three months or less. Book overdrafts of $3,028,831 and $4,141,031 at December 31, 2007 and 2006 respectively, are included in accounts payable in the combined consolidated balance sheets. These amounts represent outstanding checks that have not been presented to the bank for payment. Upon presentment, the Company will access the Company’s line of credit to fund the cash account.

Restricted Cash—Restricted cash represents cash deposited as a debt service reserve for certain loans and bonds of the Company. The deposits must stay in place until the loans have been fully repaid.

Income Taxes—GWR and GWM are limited liability companies and have elected to be treated as partnerships for income tax purposes. Accordingly, elements of income and expense flow through and are taxed to the members on an individual basis; therefore, a provision or liability for income taxes for these entities is not included in the combined consolidated financial statements. Through December 31, 2005, Santa Cruz and Palo Verde were also organized as limited liability companies and were treated as partnerships for income tax purposes. Effective January 1, 2006, the assets and activities of Santa Cruz and Palo Verde were transferred to new taxable corporations which are subsidiaries of GWI.

The provision for income taxes in the combined consolidated financial statements relates to GWI and its taxable incorporated subsidiaries. For such taxable entities, the Company utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. There was no valuation allowance recorded as of December 31, 2007 and 2006.

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB No. 109,” (“FIN 48”). This interpretation, among other things, creates a two-step approach for evaluating uncertain tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) determines the amount of benefit that more-likely-than-not will be realized upon settlement. Derecognition of a tax position that was previously recognized would occur when a company subsequently determines that a tax position no longer meets the more-likely-than-not threshold of being sustained. FIN 48 specifically prohibits the use of a valuation allowance as a substitute for derecognition of tax positions, and it has expanded disclosure requirements. Adoption of FIN 48 on January 1, 2007 did not have a material impact on the Company’s financial statements.

GLOBAL WATER RESOURCES, LLC AND SUBSIDIARIES AND
GLOBAL WATER MANAGEMENT, LLC

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred Acquisition Costs—As of December 31, 2007 and 2006, the Company had deferred certain legal and other costs directly related to ongoing acquisitions that will be allocated to the net assets of the acquired entities or written off for unconsummated acquisitions.

Advances and Contributions in Aid of Construction—GWR’s regulated utility subsidiaries have various agreements with real estate development and homebuilding companies (the “Developers”), whereby funds, water line extensions, and wastewater line extensions are provided to the companies by the Developers and are considered refundable advances for construction. These advances in aid of construction are non interest-bearing and are subject to refund to the Developers through annual payments that are computed as a percentage of the total annual gross revenue earned from customers connected to utility services constructed under the agreement over a specified period. Upon the expiration of the agreements, the remaining balance of the advance becomes nonrefundable and at that time is considered a contribution in aid of construction. Contributions in aid of construction are amortized as a reduction of depreciation expense over the estimated remaining life of the related utility plant.

Goodwill and Other Intangible Assets—Goodwill represents the excess of acquisition cost over the fair value of net tangible and identifiable intangible assets acquired in business combinations. Intangible assets not subject to amortization consist of certain permits expected to be renewable indefinitely, water rights and certain service areas acquired in transactions which did not meet the definition of business combinations for accounting purposes, and are considered to have indefinite lives. Goodwill and intangible assets with indefinite lives are not amortized but are tested for impairment annually, or more often if certain circumstances indicate a possible impairment may exist. Other intangible assets consist primarily of acquired ICFA contract rights, and are being amortized over the contract terms proportionately to the related revenues.

Impairment of Long-Lived Assets—Management evaluates the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Measurement of the impairment loss is based on the fair value of the asset. Generally, fair value will be determined using appraisals or valuation techniques such as the present value of expected future cash flows.

Fair Value of Financial Instruments—The carrying values of cash equivalents, trade receivables, and accounts payable approximate fair value due to the short-term maturities of these instruments. See Note 9 for information as to the fair value of the Company’s long-term debt. The Company’s refundable advances in aid of construction have a carrying value of $69,405,414 and $51,063,891 at December 31, 2007 and 2006, respectively. Portions of these noninterest-bearing instruments are payable annually through 2030 and amounts not paid by the contract expiration dates become nonrefundable. Their relative fair values cannot be accurately estimated because future refund payments depend on several variables, including new customer connections, customer consumption levels, and future rate increases. However, the fair value of these amounts would be less than their carrying value due to the noninterest-bearing feature.

Stored Water Credits—Stored water credits are accounted for as inventory at the cost incurred to take delivery and store water in connection with certain recharge permits (see Note 3.)

Future Adoption of New Accounting Pronouncements—In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008, the FASB issued a staff position delaying the effective date of certain non-financial assets and liabilities to fiscal periods beginning after November 15, 2008. The Company is currently reviewing the effect of SFAS No. 157, if any,

GLOBAL WATER RESOURCES, LLC AND SUBSIDIARIES AND
GLOBAL WATER MANAGEMENT, LLC

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

on its combined consolidated financial statements; however, it is not expected to have a material impact on its combined results. The Company currently does not believe that SFAS 157 will have a material impact on its financial statements

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS No. 159). SFAS No. 159 allows entities to choose to measure eligible financial instruments at fair value with changes in fair value recognized in earnings of each subsequent reporting date. The fair value election is available for most financial assets and liabilities on an instrument-by-instrument basis and is to be elected on the date of the financial instrument is initially recognized. SFAS No. 159 is effective for all entities as of the beginning of a reporting entity’s first fiscal year that begins after November 15, 2007 (with earlier application permitted under certain circumstances). The Company did not choose to take the fair value election allowed by the standard.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations.” SFAS No. 141(R) replaces SFAS No. 141 and, although it retains certain requirements of that guidance, it is broader in scope. SFAS No. 141(R) establishes principles and requirements in the recognition and measurement of the assets acquired, the liabilities assumed and any non-controlling interests related to a business combination. Among other requirements, direct acquisition costs and acquisition-related restructuring costs must be accounted for separately from the business combination. In addition, SFAS No. 141(R) provides guidance in accounting for step acquisitions, contingent liabilities, goodwill, contingent consideration, and other aspects of business combinations. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Accordingly, the Company will adopt SFAS No. 141(R) on January 1, 2009 and will apply its provisions prospectively.

2.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at December 31, 2007 and 2006 consist of the following:

	2007	2006	Depreciation Rate

Utility plant and equipment: Mains/lines—sewers	$101,825,890	$67,696,120	2% - 5%
Plant	56,539,545	37,093,946	2 - 10
Equipment	32,371,801	17,670,363	3 - 20
Meters	4,631,086	4,775,382	5 - 8
Land	409,866	979,428
Construction work-in-process	43,991,015	49,711,512

Utility plant and equipment	239,769,203	177,926,751
Office equipment/furniture	2,206,764	1,403,488	14 - 20

Total property, plant and equipment	241,975,967	179,330,239
Less accumulated depreciation	(11,744,158)	(6,581,502)

Net property, plant and equipment	$230,231,809	$172,748,737

GLOBAL WATER RESOURCES, LLC AND SUBSIDIARIES AND
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NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3.	OTHER INTANGIBLE ASSETS

Other intangible assets at December 31, 2007 and 2006 consist of the following:

	2007			2006
	Gross	Accumulated	Net	Gross	Accumulated	Net
	Amount	Amortization	Amount	Amount	Amortization	Amount

Unamortized intangible assets:
Hassayampa recharge permits	$6,435,531		$6,435,531	$6,435,531		$6,435,531
Water rights	—		—	515,158		515,158
Francisco Grande and CP CC&N service area	9,052,890		9,052,890	9,042,027		9,042,027

Total unamortized intangible assets	15,488,421		15,488,421	15,992,716		15,992,716
Amortized intangible assets:
Acquired ICFAs	17,977,890	$(6,179,210)	11,798,680	17,977,890	$(3,974,050)	14,003,840
Sonoran contract rights	7,406,297	(1,070,363)	6,335,934	7,406,297	(759,660)	6,646,637

Total amortized intangible assets	25,384,187	(7,249,573)	18,134,614	25,384,187	(4,733,710)	20,650,477

Total other intangible assets	$40,872,608	$(7,249,573)	$33,623,035	$41,376,903	$(4,733,710)	$36,643,193

Estimated annual amortization expense through 2012 and thereafter is as follows:

2008	$8,852,040
2009	3,440,910
2010	881,440
2011	367,760
2012	363,150
Thereafter	4,229,314

Total	$18,134,614

4.	ACCOUNTS RECEIVABLE

Accounts receivable at December 31, 2007 and 2006 consist of the following:

	2007	2006

Billed utility revenue	$2,205,745	$2,150,194
Other	4,455	29,108

	2,210,200	2,179,302
Less allowance for doubtful accounts	(226,443)	(233,525)

Accounts receivable, net	$1,983,757	$1,945,777

GLOBAL WATER RESOURCES, LLC AND SUBSIDIARIES AND
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NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the changes in the Company’s allowance for doubtful accounts:

	2007	2006	2005

Balance at January 1,	$233,525	$182,733	$138,060
Amounts charged to expense	366,611	62,947	44,890
Accounts written off	(373,693)	(12,155)	(217)

Balance at December 31,	$226,443	$233,525	$182,733

5.	ACQUISITIONS

On December 30, 2006, GWI purchased the total issued and outstanding shares of FG, an Arizona corporation owning the right to provide water and wastewater services near the cities of Maricopa and Casa Grande, Arizona, for $8,000,000. Also, on December 30, 2006, GWI purchased the total issued and outstanding shares of CP, an Arizona corporation providing water services near the cities of Maricopa and Casa Grande, AZ from CHI Construction (“CHI”) for $1,250,000. Contemporaneously with the two acquisitions, the Company entered into an ICFA with CHI for Legends Ranch, a 7,000-acre master planned community owned by CHI. The majority of the 7,000 acres were in the utility service areas of CP and FG, and CHI agreed to prepay a portion of its ICFA fees in order to partially finance the utility acquisitions. The purchase consideration of $1,250,000 for CP will be paid by way of future reductions of the ICFA fee of $250 per lot for lots 2,001 through 7,000, and has been recorded at its estimated fair value of $934,225. For the purchase price of FG, CHI has placed a letter of credit in escrow of $4,800,000, representing its ICFA fee prepayment, and the Company has placed a letter of credit in escrow of $3,200,000 (see Note 9). The letters of credit will be converted to cash once the Commission approves the transfer of the service area to GW-SC and GW-PV, which is expected to occur in 2008. The ICFA fees prepaid by CHI will be reimbursed by way of reducing the ICFA fee $750 per lot for lots 2,001 through 8,400. The total purchase price of the CP and FG shares has been allocated to the respective service areas acquired, which are considered to be indefinite life intangible assets. Legends Ranch was sold in 2007 and the buyer has assumed CHI’s rights and obligations under the agreements.

On July 11, 2006, GWI purchased the total issued and outstanding shares of WMC in order to obtain utilities and service areas in the western portion of Maricopa County, Arizona . The purchase price consisted of an initial payment of $18.5 million, of which $6.2 million was funded by the prepayment of ICFA fees by developers seeking service from Greater Tonopah and Hassayampa, and additional noninterest-bearing purchase consideration totaling $41.5 million with the first payment due to be paid July 11, 2007, in the amount of $5 million. The balance due is payable in the form of future growth premiums, which have the potential to accelerate the payment schedule; however, the growth premium will not be less than $6 million in each of the years 2008 through 2011 and $12.5 million in 2012. The growth premiums are payable on March 31, 2008, and on March 31 of each year thereafter through 2012, in an amount equal to $3,000 for each new meter connected during the previous calendar year, except for the payment due in 2008 which will be based on the meters installed from July 12, 2006 through December 31, 2007, until the date on which the cumulative growth premium equals $36,500,000. The future purchase consideration was recorded at its fair value of $30,976,000, based on an imputed interest rate of 8.5% based on the Company’s weighted average cost of capital and the minimum payment amounts set forth above, resulting in a total purchase price of $46,672,081, net of $2,803,919 cash acquired.

GLOBAL WATER RESOURCES, LLC AND SUBSIDIARIES AND
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NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The total purchase price of WMC was allocated among tangible assets, identifiable intangible assets, goodwill and assumable liabilities at their fair value as at the acquisition date of July 11, 2006 as follows:

Utility plant in service	$18,002,601
Current assets (including cash of $2,803,919)	3,609,377
Goodwill (not deductible for tax purposes)	45,809,111
Intangible asset — Hassayampa recharge permits	6,435,531
Current liabilities	(1,003,533)
Deferred tax liability	(3,225,968)
Advances in aid of construction	(17,612,715)
Contributions in aid of construction	(846,202)
Assumed debt	(1,692,202)

Net assets acquired	$49,476,000

On June 15, 2005, the Company completed the purchase of the assets of Sonoran. The effective purchase date was March 31, 2005. As part of the purchase, the Company acquired rights under certain ICFAs with landowners within the designated service area. The purchase price consisted of an initial payment of $7.2 million, additional purchase consideration totaling $10.5 million payable as a defined number of homes are sold in the designated service area, and contingent consideration of $300-$500 per meter installed for a period not to exceed 18 years from the initial payment date in a portion of the service area. The initial payment is payable upon approval by the Commission of the necessary expansion of the GW-SC and GW-PV CC&Ns to include the Sonoran service area. Such expansion has been preliminarily approved by the Commission pending the dissolution of the unregulated water and wastewater improvement district, and the Company expects to make the initial payment in 2009. The additional purchase consideration is contingently payable as follows: $2.5 million upon the sale of 2,500 homes, $3.75 million upon the sale of an additional 2,500 homes, and $4.25 million upon the sale of an additional 5,000 homes. Irrespective of these milestones, any unpaid portion of the first $10 million of additional consideration is payable in full upon the 10th anniversary of the initial payment date. As of December 31, 2007, there have been 4,946 homes sold.

The Company has recognized a purchase liability consisting of the initial payment and, in accordance with FASB Statement No. 141, Business Combinations, the portion of the contingent consideration (approximately $10 million) necessary to cause the allocated cost of the acquired entity to equal the fair value of the net assets acquired. When the contingencies are resolved, any excess of the consideration paid over the initial liability recorded will be recognized as additional cost of the acquisition.

The recognized cost of the Sonoran acquisition was allocated to the net assets acquired as follows:

Net assets of acquired utilities:
Utility plant	$12,206,557
Intangible asset—contract rights	7,406,298
Current assets	163,316
Advances in aid of construction	(871,857)
Current liabilities	(1,670,283)

Net assets acquired	$17,234,031

The intangible asset represents the fair value of certain ICFAs acquired based on the expected discounted cash flows under the agreements. The intangible asset is being amortized in proportion to the infrastructure coordination and financing fees recognized under the agreements when meters are installed. The Company

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NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

recorded $310,703, $628,850 and $132,810 of amortization related to the intangible asset in 2007, 2006 and 2005, respectively.

On March 3, 2005, GWI purchased the total issued and outstanding shares of Cave Creek for $4.65 million. In addition, liabilities for existing debt and a lawsuit settlement were paid totaling an additional $1.58 million. At the same time, GWI purchased the total issued and outstanding shares of Pacer for $795,924.

6.	PERMITS

Pinal County, Arizona—GW-PV Wastewater and Environmental Permits—GW-PV is required to maintain an Aquifer Protection Permit (APP), various Re-Use Permits, a surface water discharge permit (“AzPDES”) and an air quality permit. The APP is designed to protect the receiving environment from any adverse effects of the location of water from a wastewater treatment facility. Re-Use Permits maintain control over the disposition of water from wastewater facilities, and AzPDES governs the discharge of water to waters of the United States. The air quality permit is designed to limit the amount of particulates and nitrous oxide to the atmosphere.

GW-PV is governed by the Pinal County 208 Water Quality planning process and must ensure that all expansion activities are consistent with the 208 Quality Management Plan under the requirements of the Clean Water Act.

Pinal County, Arizona—GW-SC Assured Water Supply—GW-SC must provide assurances of the availability of water for customers through an Assured Water Supply (AWS) designation. The quality of the water is governed by the Arizona Department of Environmental Quality (ADEQ), under the requirements of the Safe Drinking Water Act.

As of May 4, 2006, ADWR ruled that GW-SC had demonstrated the physical, continuous, and legal availability of groundwater in a volume of 25,575.16 acre-feet per year for a minimum of 100 years and adequate to cover the current, committed, projected demand of 23,477.3 acre-feet per year. In addition, on December 31, 2007 GW-SC received approval from ADWR for an additional 16,967.6 acre-feet per year bringing the total to 40,444.9 acre-feet per year. The water delivered for the service area right reduces the AWS for GW-SC. GW-SC also withdraws and delivers water pursuant to other rights. The other rights include the water pumped for a golf course located within the utility service area that is pumped under a Type 1 Permit and water pumped for lake evaporation and irrigation pursuant to multiple Interim Use Permits until recycled water is sufficient. GW-SC is allowed to charge revenues based upon the tariff for pumping these other water rights. For their purposes, annual water reports are filed with ADWR.

Maricopa County, Arizona Assured Water Supply—Valencia, Greater Buckeye, Greater Tonopah, and WUNS—Within these service areas, customers must obtain a certificate of AWS prior to receiving service. Greater Tonopah is currently seeking a designation for AWS. The quality of the water is governed by the ADEQ, under the requirements of the Safe Drinking Water Act, which in Maricopa County is administered by the Maricopa County Environmental Services Department.

Mohave County, Arizona Assured Water Supply—Willow Valley Water Company—Within this service area, customers must obtain a Letter of Adequate Water Supply prior to receiving service. The quality of the water is governed and administered by the ADEQ, under the requirements of the Safe Drinking Water Act.

West Maricopa Combine, Inc. Hassayampa River Recharge Project—The ADWR has issued underground storage facility (USF) permits to allow for the construction and operation of two facilities to a maximum annual recharge of 25,000 acre-feet of Central Arizona Project water per facility into the Hassayampa River. Construction

GLOBAL WATER RESOURCES, LLC AND SUBSIDIARIES AND
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NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

was completed in January 2007 for one of the two facilities of the Hassayampa River Recharge Project. On June 20, 2007, an agreement with the Arizona Water Banking Authority (“AWBA”) was signed to take delivery and store water pursuant to AWBA’s water storage permit.

Greater Tonopah and Greater Buckeye applied for and received water storage permits (WSP) in order to store and bank water in an USF. Greater Tonopah and Greater Buckeye have committed to ordering 20,000 acre feet of CAP water at a price of $51.00 per acre foot. The water will be stored and recharged during 2008 and eligible for sale in 2009.

In addition to the above permits from ADWR, the recharge facility also maintains state of Arizona flowage easements and a Bureau of Land Management flowage easement.

7.	TRANSACTIONS WITH RELATED PARTIES

The Company provides medical benefits to its employees through its participation in a pooled plan sponsored by an affiliate of the managing member of the Company. Total premiums paid into the plan were $179,942, $464,552 and $260,764 in 2007, 2006 and 2005, respectively. The Company also obtains legal services from a law firm in which one of its members has an interest. Total legal fees paid to this law firm were $283,462, $240,801 and $128,039 in 2007, 2006 and 2005, respectively.

In December 2005, the Company entered into a financial consulting agreement with a managing member. Fees under the agreement are calculated as a percentage of the outstanding borrowings under the Company’s revolving line of credit (see Note 9), for which the managing member provides a guarantee. In 2007, 2006 and 2005, approximately $604,000, $403,000 and $9,000, respectively, was incurred in connection with this agreement and recorded as interest expense in the combined consolidated financial statements.

8.	401(K) PLAN

The Company provides a 401(k) retirement plan for its employees. All employees become eligible for participation in the plan after three months of service. The participant’s vested interest in Company contributions increases on an annual basis with the participant becoming fully vested after three years of service. The Company may make contributions to the plan in an amount determined at the sole discretion of the Company. The Company made contributions of $85,764, $69,817 and $48,688 in 2007, 2006 and 2005, respectively.

9.	LONG-TERM DEBT

The Company issued tax exempt bonds through The Industrial Development Authority of the County of Pima of $36,495,000 on December 28, 2006 and $53,624,175, net of a discount of $510,825, on November 19, 2007. The Industrial Development Authority of the County of Pima Water and Wastewater Revenue Bonds (Global Water Resources, LLC Project), Series 2006 and 2007 (“Bonds”) have interest payable semiannually on the first of June and December, with the Series 2006 bond commencing on June 1, 2007. Principal and interest on the Bonds is payable solely from revenues and other monies available under the indenture securing the Bonds. A portion of the proceeds of the sale of the Bonds was used to fund a debt service reserve fund and to pay certain costs incurred in connection with the issuance of the Bonds. The remaining proceeds of the sale of the Bonds were used by the Company to reimburse the costs of construction and equipping of water and wastewater treatment facilities utilized by its wholly owned subsidiaries, GW-PV and GW-SC.

The Company is required to maintain a debt service reserve fund equal to the least of (1) 10% of the stated principal amount of the Bonds, (2) maximum annual debt service of the Bonds, and (3) 125% of the average annual debt service on the Bonds, as determined separately for each Series. The Bond indentures

GLOBAL WATER RESOURCES, LLC AND SUBSIDIARIES AND
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NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

requires the Company to maintain a minimum ratio of 1.10 of defined annual income available for debt service to maximum annual debt service over the term of the Bonds. We are in compliance with this requirement as of December 31, 2007.

On December 31, 2007, the carrying value of long-term debt was $128.2 million, with an estimated fair value of $126.8 million. The carrying value of our long-term debt was $60.6 million on December 31, 2006, which approximated fair value. The fair value of our debt was estimated based on interest rates considered to be available for instruments of similar terms and remaining maturities.

The interest rate and maturity schedule of the Bonds is as follows:

Series 2006	Interest	Maturity	Redemption
Principal Amount	Rate	Date	Price

$6,910,000	5.450%	December 1, 2017	100%
6,215,000	5.600	December 1, 2022	100
23,370,000	5.750	December 1, 2032	100

Series 2007	Interest	Maturity	Redemption
Principal Amount	Rate	Date	Price

$1,635,000	5.500%	December 1, 2013	100%
52,500,000	6.550	December 1, 2037	100

The Company has a credit agreement with a bank providing for a $60 million revolving line of credit. The availability of the Company’s line of credit was reduced from $80 million to $60 million upon the issuance of the Series 2007 Bonds. Interest on the line of credit is at the bank’s prime rate less 1.25% (6% at December 31, 2007). The Company has the option to fix the rate on a portion of its outstanding borrowings at the London Interbank Offered Rate (LIBOR), plus 1.25%. A fee equal to 0.125% per annum is assessed quarterly on the average daily unused amount of the line of credit. The line of credit has an expiration date of March 31, 2009, is guaranteed by the Company’s managing member, and is collateralized by GWR’s interest in GW-PV, GW-SC, Cave Creek, Pacer, WMC, Valencia Water, Willow Valley, Greater Buckeye, Greater Tonopah, WUNS, CP and the members’ interests in GWM as well as certain other assets of the Company, and requires the Company to meet certain financial covenants, primarily a cash coverage ratio of 1.35:1. In addition, the line of credit has a letter of credit sub-feature, which allows for up to $15 million of the total line to be outstanding at any time in the form of letters of credit. As of December 31, 2007, $3,339,000 in letters of credit had been issued, and $35,438,803 was outstanding on the line of credit.

The Company had other loans outstanding totaling $2,740,891 and $1,409,167 at December 31, 2007 and 2006, respectively. The interest rates on these loans range from 4.375% to 8.0%. They mature between 2008 and 2026.

The Company had interest expense in 2007 and 2006 of $2,537,597 and $1,247,951, respectively, related to the accretion of the WMC purchase liability (see Note 5).

GLOBAL WATER RESOURCES, LLC AND SUBSIDIARIES AND
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NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregate annual maturities of all debt is as follows:

2008	$137,861
2009	35,535,013
2010	807,587
2011	1,369,393
2012	1,451,658
Thereafter	88,993,237

Total	$128,294,749

10.	INCOME TAXES

Certain assets and liabilities are reported differently for income tax purposes than for financial statement purposes. The tax effect of these differences is recorded as deferred taxes. We calculate deferred taxes using the current income tax rates.

We adopted FIN 48 “Accounting for Income Taxes — an interpretation of FASB Statement No. 109” on January 1, 2007. The effect of applying the new guidance was not significantly different from the application of our previous policy. The Company does not have any significant unrecognized tax benefits.

The income tax (benefit) expense from continuing operations for the years ended December 31, 2007, 2006 and 2005 is comprised of:

	2007	2006	2005

Current income tax expense	$—	$10,333	$—
Deferred income tax (benefit) expense	(1,404,135)	(750,373)	—

Income tax (benefit) expense	$(1,404,135)	$(740,040)	$—

The income tax (benefit) expense for the years ended December 31, 2007, 2006 and 2005 differs from the amount that would be computed using the federal statutory income tax rate due to the following:

	2007	2006	2005

Computed Federal tax expense at statutory rate	$205,670	$1,896,198	$1,839,416
Non taxable entities	(1,442,319)	(2,500,977)	(1,839,416)
State income taxes, net of federal tax benefit	(167,486)	(81,823)	—
Other, net	—	(53,438)	—

Actual income tax (benefit) expense	$(1,404,135)	$(740,040)	$—

GLOBAL WATER RESOURCES, LLC AND SUBSIDIARIES AND
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NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The tax effects of temporary differences between book and tax accounting that give rise to the deferred tax assets and deferred tax liabilities as of December 31, 2007 and 2006 are as follows:

	2007	2006

Deferred tax assets:
Taxable meter deposits	$579,709	$508,422
Net operating loss carryforwards	788,724	226,806
Utility plant and equipment	200,890	—
Other	87,408	90,140

Total deferred tax assets	1,656,731	825,368

Deferred tax liabilities:
Recharge permits	(2,192,232)	(2,172,483)
Acquisition liability	(649,922)	(952,905)
Utility plant and equipment	—	(2,628,975)
Deferred gain on sale of assets — discontinued operations	(5,108,060)	—
Tax accounting method change	—	(218,736)

Total deferred tax assets	(7,950,214)	(5,973,099)

Net deferred tax liability	$(6,293,483)	$(5,147,731)

GW-SC, GW-PV, Cave Creek, Pacer, Hassayampa, Picacho Water, Picacho, CP, FG and WMC are included in the GWI consolidated federal and state income tax returns.

As of December 31, 2007, the Company’s taxable subsidiaries have approximately $2,000,000 in federal and state net operating loss (NOL) carry forwards available to offset future taxable income, expiring through 2027. These NOL carry forwards arose primarily from the deferral of the $13,233,319 tax gain on the sale of assets from the condemnation of Cave Creek (see Note 12) and deductible interest on the intercompany note discussed below.

An intercompany note was issued in 2006 between GWR and GWI to account for advances to GWI to acquire and maintain utility assets. The principal balance of this note and any accrued interest is due and payable on demand. During 2006, the note earned interest on the unpaid balance at a variable rate. During 2007, interest on the note was set at the Internal Revenue Service applicable federal rate (AFR) of 4.92% per annum. The note and related interest have been eliminated in the combined financial statements.

11.	MEMBERS’ EQUITY

Members in both GWR and GWM receive an 8% preferred return on their capital contributions. Once members have received distributions equal to the value of their capital contributions, plus the preferred return, distributions are made in proportion to their common ownership percentages. Mandatory distributions are made during the year in amounts sufficient to allow each member to make income tax payments required to be made in respect of each member’s allocation of net profits and losses. Such tax distributions are treated as distributions of common unit profits. In the event of a liquidation of the Company, any distributions that have been paid to a member in excess of the member’s allocated profits will be reimbursed by the members.

12.	DISCONTINUED OPERATIONS

Pursuant to a condemnation proceeding, on March 7, 2007, the Company agreed to convey the assets of Cave Creek and Pacer to the Town of Cave Creek (the “Town”) as a sale and purchase. The total purchase price was $19,500,000 which along with interest was paid by the Town in two installments in 2007. The condemnation

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NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

transaction resulted in a pre-tax gain of $6,484,488 which is included in income from discontinued operations. The tax gain on the sale was deferred under Internal Revenue Code Section 1033 election and will either reduce the tax basis of replacement assets acquired or be recognized in taxable income in a future period. Revenues of the discontinued operations for the years ended December 31, 2007, 2006 and 2005 are $393,260, $1,926,918, and $1,575,030, respectively.

13.	COMMITMENTS AND CONTINGENCIES

Commitments—The Company leases certain office space in Arizona under operating leases. The leases expire in November 2011 with an option to renew for another five years. Rent expense arising from operating leases for the years ended December 31, 2007, 2006 and 2005, was approximately $491,000, $442,000 and $133,000, respectively. Future minimum rental payments for the years ending December 31 are as follows:

2008	$491,581
2009	502,115
2010	512,649
2011	473,147

Total	$1,979,492

GWR entered into regional infrastructure partnership agreements with the cities of Maricopa, Casa Grande and the Town of Buckeye (“Buckeye”). These memoranda of understandings represent public-private-partnerships (“P3”) where GWR provides regional water, wastewater and water reclamation master plan which will reduce groundwater usage through the widespread use of reclaimed water, reduce the area’s reliance on groundwater through the introduction of surface water treatment, and provide for long term aquifer recharge in the basin. For the opportunity to master plan and serve in the city’s planning areas, these agreements provide the cities with long term revenue streams to help manage growth and the provision of essential services to thousands of new residents. The fees paid to the cities are based on the number of new connections and revenue. Amounts paid under these agreements were $455,989, $379,178, and $0 for 2007, 2006 and 2005, respectively.

Contingencies—ICFAs—ICFAs are voluntary, alternative financing mechanisms GWR periodically employs, which allow developers and homebuilders to defer financial participation in the up-front investment in infrastructure and relegates their involvement to certain future payment obligations. GWR takes a security interest in the Developer’s real property when the ICFAs are recorded against the land. Under the ICFA, payment is made upon the occurrence of certain regulatory or development milestones, or at the conclusion of the entitlement process. The largest of these fees are collectable from the Developers typically as their land is sold to homebuilders, which is typically concurrent with the receipt of final plat approval and the time the land is converted from agriculture to residential use. The ICFA fees are financing and coordination payments and are treated as revenue by GWR. The ICFA allows GWR, through its regulated subsidiaries, to plan, and construct regional infrastructure, for water, wastewater, and recycled water that ensures the maximum conservation and reuse. Further, the ICFA offers the opportunity for the Company to capture the maximum economies of scale through regional infrastructure planning and construction with a wide range of timing needs among various land developers.

The utility companies benefiting from this financing mechanism do not have pending rate applications before the Commission at this time. The ICFAs are under review by the Commission in a “complaint docket” brought by a competitor, Arizona Water Company (Docket Number W-01445A-06-0200). Arizona Water Company alleges that the ICFAs are illegal, and that they violate the policies and practices of the Commission.

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NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The docket is currently under a time suspension due to ongoing settlement discussions between GWR and Arizona Water Company.

The ICFAs are also under review in “generic docket.” On October 6, 2006, the Commission Staff issued a Staff Report in the Commission Staff, No. W-00000C-06-0149, In the Matter of the Commission’s Generic Evaluation of the Regulatory Impact From the Use of Non-Traditional Financing Arrangements by Water Utilities and Their Affiliates (the “Generic Docket”). This Staff Report states that it is Staff’s “preliminary evaluation” that under certain circumstances, ICFA fees should be treated as Advances in Aid of Construction or Contributions in Aid of Construction. The Commission has not acted on the Staff Report, and it is unclear what further steps will occur in the Generic Docket. The Commission Staff has subsequently stated that resolution of “the accounting treatment of the ICFAs... [is] best reserved for an actual rate proceeding.” (ACC Staff Brief dated March 12, 2007 in Docket No. 06-0199 at p. 6)

The Company believes that the utilization of the ICFA is in the public interest and provides a framework for regional planning for the capture of economies of scale and for the maximization of conservation of water for the state of Arizona. There are, however, certain risks associated with the use of the methodology if the Commission concludes that the ICFA revenue stream should in fact be regulated and further imputed to have an effect on the rate base of the regulated utilities. The Company has taken the position that the after-tax proceeds of the ICFA revenue are useful as a methodology to support the aggregation and consolidation of Arizona’s smaller utilities. Upon ultimate resolution of this issue by the Commission, it is possible that the regulated utilities will see no impact from the utilization of ICFAs at GWR. It is also possible that the post-tax proceeds of the ICFA revenue may be deemed to be a contribution in aid of construction (CIAC), or there could be other outcomes, which could ultimately impact future rate regulated revenues of the regulated utilities. To date, the cumulative after-tax proceeds from ICFAs represent less than 25% of the invested capital in the regulated utilities and could result in a decrease in rate-base of the utility, substituting what is equity today with CIAC in the context of a future rate proceeding, which could adversely affect future utility rates, depending on the performance of the Company at the time of the rate proceeding. Additionally, ICFA fees would no longer be included in combined consolidated revenues.

Sonoran Acquisition—CC&N—On or about June 6, 2007, the Company was served with an amended complaint that named GWR, GW-PV, and GW-SC as parties to an existing Arizona State court action brought by Sonoran Utility Services, LLC (“Sonoran”) against several parties. In 2005, Sonoran entered into an agreement to sell its utility assets to the Company (see Note 5). The complaint alleges that the Company gained control of Sonoran’s assets unfairly and for less than fair value, and engaged in other wrongful activity. The complaint seeks unspecified compensatory and punitive damages. The Company believes the sale was fairly negotiated over an extended period of time, that the complaint is frivolous and without valid basis, and intends to vigorously defend the matter. Management believes that the ultimate resolution of this matter will not have a material effect on its combined financial statements.

In 2003, the 387 DWID and 387 WWID (“Districts”) were formed under State law as a means of providing water and wastewater service to approximately 9 square miles of land in western Pinal County. The Districts were managed by Sonoran. In early 2005, SCWC and PVUC undertook negotiations with Sonoran to assume the management agreements with respect to the operation of the Districts in order to allow the districts to meet their service obligations. Emergency connection was made between the water systems (SCWC and 387 DWID) because the District wells exceeded the maximum contaminant level for nitrate. Concurrently, PVUC began pumping and hauling wastewater from collection systems and transporting it to PVUC’s treatment facilities because District conveyance and treatment systems were not completed. In September 2005, permanent interconnects were established between PVUC and 387 WWID.

GLOBAL WATER RESOURCES, LLC AND SUBSIDIARIES AND
GLOBAL WATER MANAGEMENT, LLC

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In June 2005, SCWC and PVUC made application to the ACC to include the area serviced by the Districts in their respective CC&Ns. On February 23, 2006, the ACC issued an Order Preliminary granting the CC&NS subject to certain conditions. As a result of the legal structure of Orders Preliminary and the applicable deadlines, the order preliminary was vacated when certain deadlines were not met. On May 8, 2007, GW-PV and GW-SC applied under ARS 40-252 to re-issue the Order Preliminary. This action was completed with formal re-instatement of the Order Preliminary on January 23, 2008. The sole remaining condition, for which there is no time limit, remains the dissolution of the Districts.

WMC Purchase Liability—On July 11, 2006, GWI closed on the purchase of all outstanding shares of WMC. The purchase consideration was $60 million payable over time with the final payment being due on or before March 31, 2012. Pursuant to the terms of the Stock Purchase Agreement, GWI, in March 2008, asserted an indemnification claim against the selling shareholders. The indemnification claim asserts $20.1 million in estimated losses arising out of what GWI has alleged to be materially inaccurate shareholder representations and warranties contained in the Stock Purchase Agreement. The indemnification claim is secured by GWI’s right of setoff against future annual growth premium payments required under the Stock Purchase Agreement as described in Note 5. As a result, pending resolution of the indemnification claim, GWI will pay the required growth premium payments into escrow in accordance with the provisions of the Stock Purchase Agreement. In accordance with the terms of the Stock Purchase Agreement, GWI will first engage in a negotiation with the shareholders and, if necessary, the negotiation will be followed by a non-binding mediation and then, if necessary, binding arbitration proceedings. Given that the Company is in the earliest stages of those proceedings, we are presently unable to predict the likelihood or extent of recovery on the indemnification claim.

Other—The Company is involved in other proceedings arising in the ordinary course of business. Management believes the ultimate resolution of such matters will not materially affect its combined financial position, results of operations, or cash flows.

14.	SUBSEQUENT EVENTS

On March 31, 2008, the outstanding balances of the Wells Fargo revolving line of credit were incorporated into a new credit agreement comprised of a $60 million revolving line of credit. This fourth modification of the credit agreement has the same terms with the exception of the reduction of the required cash coverage ratio from 1.5 to 1.35. The line of credit has an expiration date of March 31, 2009.

On April 8, 2008, the Commission approved the application for the creation of a CC&N for Picacho Water and Picacho. The area encompasses approximately 1,480 acres with 4,900 homes planned for the initial phase.

On April 9, 2008 the Company funded $6 million of growth premium payments into escrow in accordance with the provisions of the Stock Purchase Agreement between GWI and WMC.

On October 3, 2007, GWI signed a purchase and sale agreement to acquire all of the issued and outstanding shares of Balterra Sewer Corp. (“Balterra”), an Arizona corporation, owning the right to provide wastewater services within western Maricopa County of Arizona. An initial payment of $250,000 was paid into escrow. The transfer of assets required approval from the Commission. In addition to the amount paid into escrow, an additional $925,000 is to be paid when the transfer is approved. Further consideration is payable in the form of future growth premiums payable 10 years from the closing in the amount of $100 per water meter installed within the Balterra 208 planning area. The closing occurred May 7, 2008.

* * * * * *

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The expenses to be paid by the Registrant in connection with the distribution of the securities being registered, other than underwriting discounts and commissions, are as follows:

	Amount(1)

Securities and Exchange Commission Registration Fee		$1,965
FINRA Filing Fee
Nasdaq Listing Fee
Accounting Fees and Expenses
Blue Sky Fees and Expenses
Legal Fees and Expenses
Transfer Agent and Registrar Fees and Expenses
Printing and Engraving Expenses
Miscellaneous Fees and Expenses

Total	$

(1)	All amounts are estimates except the SEC filing fee, the FINRA filing fee and the Nasdaq listing fee.

Item 14.	Indemnification of Directors and Officers

Under Section 145 of the Delaware General Corporation Law, the Registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). The bylaws of the Registrant (Exhibit 3.2) also provide for mandatory indemnification of its directors and executive officers, and permissive indemnification of its employees and agents, to the fullest extent permissible under Delaware law.

The certificate of incorporation of the Registrant (Exhibit 3.1) provides that the liability of its directors for monetary damages shall be eliminated to the fullest extent permissible under Delaware law. Pursuant to Delaware law, this includes elimination of liability for monetary damages for breach of the directors’ fiduciary duty of care to the Registrant and its stockholders. These provisions do not eliminate the directors’ duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to the Registrant for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

The Registrant maintains a policy of directors’ and officers’ liability insurance that insures the Company’s directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

Item 15.	Recent Sales of Unregistered Securities

The Registrant has not issued or sold any unregistered securities during the three years preceding the date of this filing.

Item 16.	Exhibits and Financial Statement Schedules

10 Exhibits

Exhibit
Number		Document

1.1		Form of Underwriting Agreement*

2.1		Form of proposed Contribution Agreement between the members of Global Water Resources, LLC, Global Water Management, LLC and Global Water Resources, Inc.

2.2		Stock Purchase Agreement and Escrow Instructions as of December 30, 2006 among Michael Saunders and Global Water, Inc.

2.3		First Amendment to Stock Purchase Agreement and Escrow Instructions as of January 29, 2007 among Michael Saunders and Global Water, Inc.

2.4		Second Amendment to Stock Purchase Agreement and Escrow Instructions dated as of August 13, 2007 2006 among Michael Saunders and Global Water, Inc.

2.5		CHI Construction Company/Global Water, Inc. Sale and Purchase and Partial Funding Agreement dated as of December 30, 2006 among Michael Saunders and Global Water, Inc.

2.6		Asset Purchase Agreement dated as of January 23, 2004 among Global Water Resources, LLC and Phoenix Capital Partners, LLC

2.7		Asset Purchase Agreement dated as of January 23, 2004 among Global Water Resources, LLC and Phoenix Utility Management, LLC

2.8		Purchase and Sale Agreement dated as of June 15, 2005 among Sonoran Utility Services, LLC and Global Water Resources, LLC

2.9		Stock Purchase Agreement dated as of March 9, 2006 among Global Water Resources, Inc. (n/k/a Global Water, Inc.) and the parties identified therein

2.10		Reinstatement and Amendment Agreement dated as of June 23, 2006 among Global Water Resources, Inc. (n/k/a Global Water, Inc.) and the parties identified therein

3.1		Certificate of Incorporation of Global Water Resources, Inc.

3.2		Bylaws of Global Water Resources, Inc.*

4.1		Specimen Common Stock Certificate*

4.2		Trust Indenture dated as of December 1, 2006 from The Industrial Development Authority of the County of Pima to U.S. Bank National Association, as trustee

4.3		First Supplemental Trust Indenture dated as of November 1, 2007 from The Industrial Development Authority of the County of Pima to U.S. Bank National Association, as trustee

5.1		Opinion of Powell Goldstein LLP*

10.1		2008 Long-Term Incentive Plan*

10.2		Form of Non-Qualified Stock Option Agreement under the 2008 Long-Term Incentive Plan*

10.3		Form of Incentive Stock Option Agreement under the 2008 Long-Term Incentive Plan*

10.4		Form of Restricted Equity Award under the 2008 Long-Term Incentive Plan*

10	.5.1	Amended and Restated Credit Agreement between Wells Fargo Bank, National Association, Global Water Resources, LLC, Global Water Management, LLC and Global Water Resources, Inc. (n/k/a Global Water, Inc.), dated December 9, 2005.

Exhibit
Number		Document

10	.5.2	First Modification Agreement between Global Water Resources, LLC, Global Water Management, LLC, Global Water, Inc., and Wells Fargo Bank, National Association, dated July 1, 2006*

10	.5.3	Second Modification Agreement between Global Water Resources, LLC, Global Water Management, LLC, Global Water, Inc., and Wells Fargo Bank, National Association, dated December 1, 2006*

10	.5.4	Third Modification Agreement between Global Water Resources, LLC, Global Water Management, LLC, Global Water, Inc., and Wells Fargo Bank, National Association, dated April 20, 2007*

10	.5.5	Fourth Modification Agreement between Global Water Resources, LLC, Global Water Management, LLC, Global Water, Inc., and Wells Fargo Bank, National Association, dated February 28, 2008*

10.6		Third Amended and Restated Revolving Line of Credit Note between Wells Fargo Bank, National Association, Global Water Resources, LLC, Global Water Management, LLC and Global Water, Inc., dated April 20, 2007*

10.7		Amended and Restated Security Agreement between Wells Fargo Bank, National Association, Global Water Resources, LLC, Global Water Management, LLC and Global Water Resources, Inc., dated December 9, 2005

10.8		Intercreditor Agreement between Wells Fargo Bank, National Association, U.S. Bank National Association, and Global Water Resources, LLC, dated as of December 1, 2006*

10.9		Consent and Agreement of Guarantors and Pledgors between Global Water Resources, LLC, Global Water Management, LLC, Global Water, Inc., (f/k/a Global Water Resources, Inc.), Wells Fargo Bank, National Association, William S. Levine, Levine Investments Limited Partnership, Trevor Hill, Leo Commandeur, Daniel Cracchiolo, Andrew Cohn, Graham Symmonds and Cindy Liles, dated April 20, 2007*

10.10		Stock Pledge Agreement (Cave Creek Water Co.) among Global Water Resources, Inc. and Wells Fargo Bank, National Association dated as of December 9, 2005*

10.11		Stock Pledge Agreement (Global Water Resources, Inc.) among Global Water Resources, LLC and Wells Fargo Bank, National Association dated as of December 9, 2005*

10.12		Stock Pledge Agreement (Hassayampa Utility Company, Inc.) among Global Water Resources, Inc. and Wells Fargo Bank, National Association dated as of December 9, 2005*

10.13		Stock Pledge Agreement (Pacer Equities Co.) among Global Water Resources, Inc. and Wells Fargo Bank, National Association dated as of December 9, 2005*

10.14		Collateral Assignment of Member Interest (Global Water Management, LLC) among Levine Investments Limited Partnership, Trevor Hill, Leo Commandeur, Daniel Cracchiolo, Andrew Cohn, Graham Symmonds, and Cindy Liles and Wells Fargo Bank, National Association dated as of December 9, 2005*

10.15		Collateral Assignment of Member Interest (Global Water Resources, LLC) among Levine Investments Limited Partnership, Trevor Hill, Leo Commandeur, Daniel Cracchiolo, Andrew Cohn, Graham Symmonds, and Cindy Liles and Wells Fargo Bank, National Association dated as of December 9, 2005*

10.16		Collateral Assignment of Member Interest (Palo Verde Utility Company, LLC) among Global Water Resources, LLC and Wells Fargo Bank, National Association dated as of December 9, 2005*

10.17		Collateral Assignment of Member Interest (Santa Cruz Water Company, LLC) among Global Water Resources, LLC and Wells Fargo Bank, National Association dated as of December 9, 2005*

Exhibit
Number		Document

10.18		Continuing Guaranty among Global Water Resources, LLC, Global Water Management, LLC, Global Water Resources, Inc. (n/k/a Global Water, Inc.), Wells Fargo Bank, National Association, and Levine Investments Limited Partnership dated as of December 9, 2005*

10.19		Continuing Guaranty among Global Water Resources, LLC, Global Water Management, LLC, Global Water Resources, Inc. (n/k/a Global Water, Inc.), Wells Fargo Bank, National Association, and William S. Levine dated as of December 9, 2005*

10	.19.1	Stock Pledge Agreement (Global Water — Picacho Cove Utilities Company) among Global Water, Inc. and Wells Fargo Bank, National Association dated as of October 19, 2006*

10.20		Stock Pledge Agreement (Global Water — Palo Verde Utilities Company) among Global Water, Inc. and Wells Fargo Bank, National Association dated as of October 19, 2006*

10.21		Stock Pledge Agreement (Global Water — Santa Cruz Water Company) among Global Water, Inc. and Wells Fargo Bank, National Association dated as of October 19, 2006*

10.22		Stock Pledge Agreement (CP Water Company) among Global Water, Inc. and Wells Fargo Bank, National Association dated as of April 20, 2007*

10.23		Employment Agreement between Global Water Resources, LLC and Trevor T. Hill, dated October 24, 2003

10.24		Guaranty for Office Lease Agreement between E & V Investments, LLC, Global Water Management, LLC and Global Water Resources, LLC, dated November 15, 2005

10.25		Office Lease Agreement between E & V Investments, LLC and Global Water Management, LLC, dated November 15, 2005*

10.26		Loan Agreement dated as of December 1, 2006 among Global Water Resources, LLC, The Industrial Development Authority of the County of Pima and U.S. Bank National Association

10.27		First Amendment dated as of November 1, 2007 to Loan Agreement dated as of December 1, 2006 among Global Water Resources, LLC, The Industrial Development Authority of the County of Pima and U.S. Bank National Association

10.28		Consulting Agreement dated as of December 15, 2005 among Williams Manufacturing Company, Global Water Resources, LLC, Global Water Management, LLC, and Global Water, Inc.

10.29		Wastewater Treatment, Collection and Management Services Agreement dated as of June 25, 2003 among the 387 Wastewater Improvement District and Sonoran Utility Services, LLC

10.30		Agreement Relating to Assignment of Management Agreement for the 387 Wastewater Improvement District dated as of September 1, 2005 among Sonoran Utility Services, LLC and Global Water Resources, LLC

10.31		Water Supply and Management Services Agreement dated as of June 25, 2003 among the 387 Water Improvement District and Sonoran Utility Services, LLC

10.32		Agreement Relating to Assignment of Management Agreement for the 387 Water Improvement District dated as of September 1, 2005 among Sonoran Utility Services, LLC and Global Water Resources, LLC

10.33		Indemnification Agreement dated as of December 3, 2003 among Sonoran Utility Services, LLC and the 387 Domestic Water Improvement District

10.34		Indemnification Agreement dated as of December 3, 2003 among Sonoran Utility Services, LLC and the 387 Domestic Wastewater Improvement District

Exhibit
Number	Document

10.35	Security Agreement dated as of September 1, 2005 among Sonoran Utility Services, LLC, the 387 Wastewater Improvement District and the 387 Water Improvement District

21.1	List of subsidiaries

23.1	Consent of Deloitte & Touche LLP

23.2	Consent of Powell Goldstein LLP (included in the opinion filed as Exhibit 5.1)

24.1	Power of attorney (included on signature page.)

*	To be filed by amendment.

(b)	Financial Statement Schedules

None.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of our company in the successful defense of any action, suit or proceeding) is asserted by that director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether this indemnification by us is against public policy as expressed in the such Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona, on the 13th day of May, 2008.

Global Water Resources, Inc.

By:	/s/ Trevor T. Hill
Trevor T. Hill
President and Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned directors and officers of Global Water Resources, Inc., do hereby constitute and appoint William S. Levine and Trevor T. Hill, or either of them, our true and lawful attorneys and agents, with full power of substitution, to do any and all acts and things in our name and on our behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable said registrant to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all amendments (including post-effective amendments and any related registration statement pursuant to Rule 462(b) under the Securities Act of 1933, as amended) hereto and we do hereby ratify and confirm that said attorneys and agents, or any of them, shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ William S. Levine William S. Levine	Chairman of the Board	May 13, 2008

/s/ Trevor T. Hill Trevor T. Hill	President, Chief Executive Officer and Director (principal executive officer)	May 13, 2008

/s/ Daniel Cracchiolo Daniel Cracchiolo	Director	May 13, 2008

/s/ Cindy M. Liles Cindy M. Liles	Senior Vice President of Growth Services and Treasurer (principal financial and accounting officer)	May 13, 2008

EXHIBIT INDEX

Exhibit
Number		Document

1.1		Form of Underwriting Agreement*

2.1		Form of proposed Contribution Agreement between the members of Global Water Resources, LLC, Global Water Management, LLC and Global Water Resources, Inc.

2.2		Stock Purchase Agreement and Escrow Instructions as of December 30, 2006 among Michael Saunders and Global Water, Inc.

2.3		First Amendment to Stock Purchase Agreement and Escrow Instructions as of January 29, 2007 among Michael Saunders and Global Water, Inc.

2.4		Second Amendment to Stock Purchase Agreement and Escrow Instructions dated as of August 13, 2007 2006 among Michael Saunders and Global Water, Inc.

2.5		CHI Construction Company/Global Water, Inc. Sale and Purchase and Partial Funding Agreement dated as of December 30, 2006 among Michael Saunders and Global Water, Inc.

2.6		Asset Purchase Agreement dated as of January 23, 2004 among Global Water Resources, LLC and Phoenix Capital Partners, LLC

2.7		Asset Purchase Agreement dated as of January 23, 2004 among Global Water Resources, LLC and Phoenix Utility Management, LLC

2.8		Purchase and Sale Agreement dated as of June 15, 2005 among Sonoran Utility Services, LLC and Global Water Resources, LLC

2.9		Stock Purchase Agreement dated as of March 9, 2006 among Global Water Resources, Inc. (n/k/a Global Water, Inc.) and the parties identified therein

2.10		Reinstatement and Amendment Agreement dated as of June 23, 2006 among Global Water Resources, Inc. (n/k/a Global Water, Inc.) and the parties identified therein

3.1		Certificate of Incorporation of Global Water Resources, Inc.

3.2		Bylaws of Global Water Resources, Inc.*

4.1		Specimen Common Stock Certificate*

4.2		Trust Indenture dated as of December 1, 2006 from The Industrial Development Authority of the County of Pima to U.S. Bank National Association, as trustee

4.3		First Supplemental Trust Indenture dated as of November 1, 2007 from The Industrial Development Authority of the County of Pima to U.S. Bank National Association, as trustee

5.1		Opinion of Powell Goldstein LLP*

10.1		2008 Long-Term Incentive Plan*

10.2		Form of Non-Qualified Stock Option Agreement under the 2008 Long-Term Incentive Plan*

10.3		Form of Incentive Stock Option Agreement under the 2008 Long-Term Incentive Plan*

10.4		Form of Restricted Equity Award under the 2008 Long-Term Incentive Plan*

10	.5.1	Amended and Restated Credit Agreement between Wells Fargo Bank, National Association, Global Water Resources, LLC, Global Water Management, LLC and Global Water Resources, Inc. (n/k/a Global Water, Inc.), dated December 9, 2005.

10	.5.2	First Modification Agreement between Global Water Resources, LLC, Global Water Management, LLC, Global Water, Inc., and Wells Fargo Bank, National Association, dated July 1, 2006*

Exhibit
Number		Document

10	.5.3	Second Modification Agreement between Global Water Resources, LLC, Global Water Management, LLC, Global Water, Inc., and Wells Fargo Bank, National Association, dated December 1, 2006*

10	.5.4	Third Modification Agreement between Global Water Resources, LLC, Global Water Management, LLC, Global Water, Inc., and Wells Fargo Bank, National Association, dated April 20, 2007*

10	.5.5	Fourth Modification Agreement between Global Water Resources, LLC, Global Water Management, LLC, Global Water, Inc., and Wells Fargo Bank, National Association, dated February 28, 2008*

10.6		Third Amended and Restated Revolving Line of Credit Note between Wells Fargo Bank, National Association, Global Water Resources, LLC, Global Water Management, LLC and Global Water, Inc., dated April 20, 2007*

10.7		Amended and Restated Security Agreement between Wells Fargo Bank, National Association, Global Water Resources, LLC, Global Water Management, LLC and Global Water Resources, Inc., dated December 9, 2005

10.8		Intercreditor Agreement between Wells Fargo Bank, National Association, U.S. Bank National Association, and Global Water Resources, LLC, dated as of December 1, 2006*

10.9		Consent and Agreement of Guarantors and Pledgors between Global Water Resources, LLC, Global Water Management, LLC, Global Water, Inc., (f/k/a Global Water Resources, Inc.), Wells Fargo Bank, National Association, William S. Levine, Levine Investments Limited Partnership, Trevor Hill, Leo Commandeur, Daniel Cracchiolo, Andrew Cohn, Graham Symmonds and Cindy Liles, dated April 20, 2007*

10.10		Stock Pledge Agreement (Cave Creek Water Co.) among Global Water Resources, Inc. and Wells Fargo Bank, National Association dated as of December 9, 2005*

10.11		Stock Pledge Agreement (Global Water Resources, Inc.) among Global Water Resources, LLC and Wells Fargo Bank, National Association dated as of December 9, 2005*

10.12		Stock Pledge Agreement (Hassayampa Utility Company, Inc.) among Global Water Resources, Inc. and Wells Fargo Bank, National Association dated as of December 9, 2005*

10.13		Stock Pledge Agreement (Pacer Equities Co.) among Global Water Resources, Inc. and Wells Fargo Bank, National Association dated as of December 9, 2005*

10.14		Collateral Assignment of Member Interest (Global Water Management, LLC) among Levine Investments Limited Partnership, Trevor Hill, Leo Commandeur, Daniel Cracchiolo, Andrew Cohn, Graham Symmonds, and Cindy Liles and Wells Fargo Bank, National Association dated as of December 9, 2005*

10.15		Collateral Assignment of Member Interest (Global Water Resources, LLC) among Levine Investments Limited Partnership, Trevor Hill, Leo Commandeur, Daniel Cracchiolo, Andrew Cohn, Graham Symmonds, and Cindy Liles and Wells Fargo Bank, National Association dated as of December 9, 2005*

10.16		Collateral Assignment of Member Interest (Palo Verde Utility Company, LLC) among Global Water Resources, LLC and Wells Fargo Bank, National Association dated as of December 9, 2005*

10.17		Collateral Assignment of Member Interest (Santa Cruz Water Company, LLC) among Global Water Resources, LLC and Wells Fargo Bank, National Association dated as of December 9, 2005*

10.18		Continuing Guaranty among Global Water Resources, LLC, Global Water Management, LLC, Global Water Resources, Inc. (n/k/a Global Water, Inc.), Wells Fargo Bank, National Association, and Levine Investments Limited Partnership dated as of December 9, 2005*

Exhibit
Number		Document

10.19		Continuing Guaranty among Global Water Resources, LLC, Global Water Management, LLC, Global Water Resources, Inc. (n/k/a Global Water, Inc.), Wells Fargo Bank, National Association, and William S. Levine dated as of December 9, 2005*

10	.19.1	Stock Pledge Agreement (Global Water — Picacho Cove Utilities Company) among Global Water, Inc. and Wells Fargo Bank, National Association dated as of October 19, 2006*

10.20		Stock Pledge Agreement (Global Water — Palo Verde Utilities Company) among Global Water, Inc. and Wells Fargo Bank, National Association dated as of October 19, 2006*

10.21		Stock Pledge Agreement (Global Water — Santa Cruz Water Company) among Global Water, Inc. and Wells Fargo Bank, National Association dated as of October 19, 2006*

10.22		Stock Pledge Agreement (CP Water Company) among Global Water, Inc. and Wells Fargo Bank, National Association dated as of April 20, 2007*

10.23		Employment Agreement between Global Water Resources, LLC and Trevor T. Hill, dated October 24, 2003

10.24		Guaranty for Office Lease Agreement between E & V Investments, LLC, Global Water Management, LLC and Global Water Resources, LLC, dated November 15, 2005

10.25		Office Lease Agreement between E & V Investments, LLC and Global Water Management, LLC, dated November 15, 2005*

10.26		Loan Agreement dated as of December 1, 2006 among Global Water Resources, LLC, The Industrial Development Authority of the County of Pima and U.S. Bank National Association

10.27		First Amendment dated as of November 1, 2007 to Loan Agreement dated as of December 1, 2006 among Global Water Resources, LLC, The Industrial Development Authority of the County of Pima and U.S. Bank National Association

10.28		Consulting Agreement dated as of December 15, 2005 among Williams Manufacturing Company, Global Water Resources, LLC, Global Water Management, LLC, and Global Water, Inc.

10.29		Wastewater Treatment, Collection and Management Services Agreement dated as of June 25, 2003 among the 387 Wastewater Improvement District and Sonoran Utility Services, LLC

10.30		Agreement Relating to Assignment of Management Agreement for the 387 Wastewater Improvement District dated as of September 1, 2005 among Sonoran Utility Services, LLC and Global Water Resources, LLC

10.31		Water Supply and Management Services Agreement dated as of June 25, 2003 among the 387 Water Improvement District and Sonoran Utility Services, LLC

10.32		Agreement Relating to Assignment of Management Agreement for the 387 Water Improvement District dated as of September 1, 2005 among Sonoran Utility Services, LLC and Global Water Resources, LLC

10.33		Indemnification Agreement dated as of December 3, 2003 among Sonoran Utility Services, LLC and the 387 Domestic Water Improvement District

10.34		Indemnification Agreement dated as of December 3, 2003 among Sonoran Utility Services, LLC and the 387 Domestic Wastewater Improvement District

10.35		Security Agreement dated as of September 1, 2005 among Sonoran Utility Services, LLC, the 387 Wastewater Improvement District and the 387 Water Improvement District

21.1		List of subsidiaries

Exhibit
Number	Document

23.1	Consent of Deloitte & Touche LLP

23.2	Consent of Powell Goldstein LLP (included in the opinion filed as Exhibit 5.1)

24.1	Power of attorney (included on signature page.)

*	To be filed by amendment.